UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934
For the month of MARCH 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant) Date: 31 March 2008
By	/s/ Nancy C. Gardner	(Signature)
NANCY GARDNER, AUTHORISED SIGNAT ORY AND GENERAL COUNSEL, AMERICAS

Reuters Group PLC
Annual Report and Accounts 2007

Contents / 1

Directors’ report
02	Financial highlights

Business review

04	Acquisition of Reuters Group PLC by The Thomson Corporation

04	Overview

04	Strategy

06	Markets

06	People

08	Our commitment to ethics and compliance

08	Corporate responsibility

09	Supply chain

10	Governmental regulation

11	Challenges

12	Supplementary information

Governance

13	Directors and senior managers

16	Remuneration report

25	Corporate governance

Operating and financial review

31	Operating and financial review (OFR)

Financials
Consolidated financial statements

50	United Kingdom audit opinion

51	United States audit opinion

52	Consolidated income statement

52	Consolidated statement of recognised income and expense

53	Consolidated balance sheet

54	Consolidated cash flow statement

55	Group accounting policies

60	Notes to the financial statements

106	Consolidated financial summary

Separate financial statements of Reuters Group PLC

108	Parent company audit opinion

109	Reuters Group PLC – balance sheet

110	Reuters Group PLC – accounting policies

111	Reuters Group PLC – notes to the financial statements
Reference section

118	Information for shareholders

Definitions of company
As used in this annual report, ‘the Group’ and ‘Reuters’ refer to Reuters Group PLC and its subsidiary undertakings, including joint ventures and associates. ‘The company’ refers to Reuters Group PLC.

Key performance indicators
Reuters uses a number of performance measures to manage its business. Those that it considers key, and to which management remuneration was linked in 2007, are revenue, trading profit, free cash flow, adjusted EPS and adjusted profit before tax. For more information, see ‘Definition of Key financial performance measures’ on page 44.

Non-GAAP measures
A number of measures used in this document are ‘non-GAAP’ figures, which are performance measures used to manage the business, supplementing the IFRS-based measures. These include ‘underlying change’, ‘trading costs’, ‘trading profit’, ‘trading margin’, ‘adjusted EPS’, ‘free cash flow’, ‘trading cash flow’ and ‘net debt/net funds’. Detailed descriptions of these terms, including the rationale for using them and reconciliations to the most directly comparable IFRS indicator, are provided on pages 44-49.

Thomson Transaction
On 15 May 2007, Reuters and The Thomson Corporation (‘Thomson’) entered into a definitive agreement under which Reuters agreed to be acquired by Thomson by implementing a dual listed company structure. The acquisition is expected to complete on 17 April 2008, subject to the receipt of shareholder and court approvals. See ‘Acquisition of Reuters Group PLC by The Thomson Corporation’ on page 4 as well as Reuters Circular to shareholders (the ‘Circular’) at www.about.reuters.com/investors.

Unless otherwise indicated, this Report describes Reuters business, financial condition and policies on a standalone basis.

Forward-looking statements
Under US law, all statements other than statements of historical fact included in this annual report are, or may be deemed to be, forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Risk Factors’ on pages 42-43 as well as elsewhere in this annual report, and in ‘Risk Factors’ in the Cirular. All written and oral forward-looking statements made on or after the date of this annual report and attributable to the Group or any of its directors are expressly qualified in their entirety by such factors.

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2 /	Financial highlights

Revenue growth of 2% actual and 7%
underlying1
Our 2007 revenue grew by 2% to £2,605 million. Excluding acquisitions, disposals and the impact of currency movements, revenue grew by 7%.

Core Plus initiatives contributed 2.6 percentage points of this growth.

Operating margin 11%, trading margin1 15%
Our operating profit rose to £292 million in 2007 (operating margin 11%), an increase of £36 million over 2006 (operating margin 10%).

Trading profit rose 43% on an underlying basis, to £385 million (trading margin 15%), an increase of £77 million over 2006 (trading margin 12%), with Core Plus cost savings ahead of plan and new products moving to profitability.

Profit for the year of £227 million
Our 2007 profit was £227 million, a decrease of £78 million from the previous year. 2006 profit was boosted by profits of £76 million from the disposal of Factiva and a number of favourable tax credits that lowered the reported tax charge. 2007 includes £45 million of costs associated with the Thomson Reuters transaction.

EPS down 22% to 18.4p and adjusted EPS1 up 35% to 23p
EPS was 18.4p in 2007, down 5.2p from the previous year, mainly due to the lower profits on disposals.

Adjusted EPS was 23p in 2007, up 35% from the previous year, reflecting stronger trading profit.

Dividend of 12p per share
A further interim dividend of 7p is proposed, which will bring the total dividend to 12p per share, 9% higher than the previous year.

Net cash flow from continuing activities and free cash flow increase
Our net cash flow from continuing operations increased by £218 million to £476 million. Free cash flow was £298 million, an increase of £73 million, reflecting higher trading profit.

Net debt1 was £377 million, up £44 million from the previous year.

1	For definitions of underlying change, trading profit, trading margin, adjusted EPS, free cash flow and net debt/funds, see page 31.

Revenue – £m

Operating profit, trading profit & margins – £m and %

Profit for the year – £m

EPS and adjusted EPS – Pence

Cash flow and net debt/funds – £m

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Financial highlights / 3
continued

Selected financial highlights
The selected financial information set out below is derived from the consolidated financial statements. The selected financial data should be read in conjunction with the financial statements and related notes (pages 52-105), as well as the OFR on pages 31-49.

Prior to 2005, the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005, the Group has been required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS. The financial statements take account of the requirements and options in IFRS 1 ‘First-time Adoption of

International Financial Reporting Standards’ as those requirements relate to the 2004 comparatives included in the summary table below. The financial statements of the Group also comply with IFRS as issued by the International Accounting Standards Board (IASB). For the Group, there are no material differences between the application of IFRS as adopted by the EU and IFRS as issued by the IASB.

The consolidated financial statements of the Group included in this annual report are presented in pounds sterling (£). On 31 December 2007, the Noon Buying Rate in New York City was $1.99 = £1; on 17 March 2008 the Noon Buying Rate was $2.00 = £1. Additional information on exchange rates between the pound sterling and the US dollar is provided on page 123.

Consolidated income statement data
for the year ended 31 December

£m (except per share data)	Notes	2007		2006		2005		2004

Amounts in accordance with IFRS
Continuing activities:

Revenue		2,605		2,566		2 ,409		2,339

Operating profit		292		256		207		194

Profit before taxation		273		313		238		396

Profit after taxation		213		293		229		356

Profit from discontinued activities		14		12		253		19

Profit for the year		227		305		482		375

Basic earnings per ordinary share		18.4	p	23.6	p	32.6	p	26.0	p

Basic earnings per ordinary share – continuing		17.3	p	22.6	p	16.3	p	25.4	p

Diluted earnings per ordinary share		18.0	p	23.1	p	31.7	p	25.4	p

Diluted earnings per ordinary share – continuing		16.9	p	22.2	p	15.9	p	24.8	p

Basic earnings per ADS	1	110.1	p	141.9	p	195.8	p	156.1	p

Basic earnings per ADS – continuing	1	103.5	p	135.6	p	97.8	p	152.7	p

Diluted earnings per ADS	1	107.9	p	138.7	p	190.3	p	152.2	p

Diluted earnings per ADS – continuing	1	101.4	p	133.1	p	95.4	p	148.8	p

Dividends declared per ordinary share	2	11.9	p	10.25	p	10.0	p	10.0	p

Dividends declared per ADS:	2

Expressed in UK currency		71.4	p	61.5	p	60.0	p	60.0	p

Expressed in US currency		142.8	c	115.1	c	111.4	c	105.8	c

Weighted average number of ordinary shares (in millions)		1,239		1,297		1,396		1,400

Consolidated balance sheet data
at 31 December

	2007	2006	2005	2004
	£m	£m	£m	£m

Amounts in accordance with IFRS

Total assets	1,993	1,920	2,137	2,580

Net assets	138	172	511	570

Shareholders’ equity (attributable to the parent)	138	172	511	371

Share capital	539	496	467	455

Notes:
1	Each ADS (American Depositary Share) represents six ordinary shares.
2	Dividends declared for 2004-2007 exclude UK tax credits. Amounts receivable could be higher for US shareholders who have elected to retain benefits of the old US/UK tax treaty. For further information relating to dividends and the UK taxation of dividends, see page 119.

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4 /	Business review

Acquisition of Reuters Group PLC by The Thomson Corporation
On 15 May 2007, Reuters and Thomson entered into a definitive agreement under which Reuters agreed to be acquired by Thomson by implementing a dual listed company (DLC) structure. Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson Reuters PLC, a new English company, and Thomson, a Canadian company which will be renamed Thomson Reuters Corporation. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The acquisition is expected to complete on 17 April 2008, subject to the receipt of shareholder and court approvals.

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals. By combining Thomson’s strength in North America with Reuters strength in Europe, the Middle East and Asia, Thomson Reuters will create a business with a global brand and presence that will have opportunities to grow faster than either Thomson or Reuters could on its own. Thomson Reuters will serve the legal, financial services, tax and accounting, scientific, healthcare and media markets, and will be organised in two divisions:

•	Markets, which will consist of the existing Reuters business combined with Thomson Financial; and

•	Professional, which will consist of Thomson’s existing non-financial business segments – Legal, Tax & Accounting, Scientific and Healthcare.

Thomson Reuters will adopt the following strategy for achieving growth and delivering greater value to shareholders than either Thomson or Reuters could have achieved on its own:

•	Capitalise on global brand and presence to drive international growth.

•	Deliver greater value to customers through a broader range of electronically delivered critical information and decision support tools.

•	Integrate Thomson and Reuters businesses to accelerate growth and capture synergies.

•	Leverage increased revenue diversity and scale, financial strength and capital deployment to maximise shareholder return.

For more information about Thomson Reuters, see the Circular at www.about.reuters.com/investors.

01 Overview
As a leading electronic publisher of news and financial data, Reuters drives financial markets, powers newsrooms and informs individuals around the world. Our news and information are seen by over one billion people each day. Reuters runs the world’s largest multimedia news operation, employing over 2,300 journalists, reporting in 19 languages. We also supply the data that powers the financial markets. We offer insight into the markets by creating polls, analytics, indices and composite prices. We aggregate price information collected from contributors for many asset classes and we distribute trade data published by exchanges and other trading venues.

We add unique value to all this content by organising and labelling it within our data model, a framework which makes it easy for our customers to use the data within their own software applications.

Our brand is a powerful asset, ranked as a Top 100 Global Brand by Interbrand. The essence of our brand is Trust. Strong brands attract customers and help to drive financial performance. As an organisation and as a brand, we are aligned to deliver consistently on the Reuters Trust Principles of independence, integrity and freedom from bias.

Our business review provides information on

•	Strategy
•	Markets and market share
•	People
•	Ethics and compliance
•	Corporate responsibility
•	Supply chain
•	Governmental regulation
•	Challenges
•	Supplementary information

02 Strategy
Grow revenues, both from our core business and through our Core Plus initiatives
The core Reuters business serves a market for financial information and related services.

We are continuing to improve our product line by delivering regular upgrades to our key products. For example, in 2007 we took steps to improve the search functionality within our products by acquiring ClearForest, a company specialising in advanced search technologies. Key content enhancements included strengthening our coverage of the credit derivatives market by providing access to data from Markit, a leading provider of credit default swaps information. This approach of continuous product evolution is justifying increased prices and helping us to attract new users, particularly in the institutional investment community and at our largest clients. We have also adapted our commercial model to align pricing more closely with customers’ use of our data, which is increasing.

Initiatives such as our “Be First” campaign to highlight the breadth and depth of our services for the foreign exchange (FX) and Treasury markets help to focus sales effort and to reinforce the strength of our product offerings. The introduction of the European Union’s Market in Financial Instruments Directive (MiFID) and Regulation NMS in the US are creating a demand for greater transparency and driving changes in market structure. Banks need to consolidate data from multiple venues, publish trade data and demonstrate best execution. We have introduced new trade publication tools, consolidated information displays and a transaction cost analysis service to help our customers address these requirements.

With Core Plus, we are aiming to become market leaders in electronic trading, new and hard-to-obtain information (which we call high-value content), advanced technology solutions for financial services companies and services for new markets. We are creating neutral, scaleable, open trading platforms to be used by both people and machines and we are seeking to be a recognised innovator in new asset classes, consumer media and high-growth economies.

Electronic trading
Reuters has an established track record of providing electronic transaction services for the financial markets, such as our FX conversational dealing system, Reuters Dealing 3000, and our

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Business review/ 5
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electronic bid-and-offer matching service, Reuters Dealing Matching. We believe that the electronic trading trend is accelerating and as a result we have invested in electronic trading services by building a multi-asset trading platform over which we deliver Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges, which provides equity order routing facilities for institutions wanting to trade. The strength of the Reuters FX user community means that our desktop products are ideally placed to provide the access point to multiple trading services provided both by Reuters and by third parties, giving our customers the facility to find and trade on the best prices. The Reuters Trade Notification Service, which helps customers streamline their trade confirmation operations, continued to see rapid growth in 2007 in the number of messages carried. We also extended our range of post trade services to include Trade Affirmation and Trade Publication facilities.

High-value content
High value content remains at the heart of our strategy to help our customers make better decisions. During 2007 we continued to invest in extending the quality and coverage of our information as well as enhancing the tools that give our customers real insight. This included significantly increasing our economic data coverage to 186,000 macro economic series, speeding up the update cycle for company fundamentals and collecting operating metrics of companies to help our customers gain deeper insight into the drivers of a company’s financial performance. Our depth of coverage has also been extended in Japan, India, Eastern Europe and the Middle East, and we introduced Chinese and Japanese versions of key data sets in Reuters Knowledge to meet customer demand.

In 2007 we launched Reuters Insight, an independent consultancy which draws on our expert network and proprietary data to provide customised research.

New enterprise services
In a highly competitive market, our customers are turning to computer-driven trading and increasingly complex financial products in order to differentiate themselves from their competitors. Our Enterprise business helps banks and other financial organisations to automate their businesses by managing the flow of information and transactions both internally and with their institutional customers. Demand for structured information and data management services is increasing, driven by growth in program and algorithmic trading.

We have a wide range of assets such as high-speed streams of machine-readable trading data, historical price data and risk management and position-keeping systems. Using these tools, we have built long-term partnerships with many of our largest clients to help them develop and adapt their information and trading infrastructures. We are making our products more compelling to our customers by offering tools such as Reuters Tick History, which is used to back-test clients’ algorithmic trading strategies, Reuters Tick Capture Engine, which stores details of price movements as they happen, and Reuters Wireless Delivery Network, which enables our customers to distribute content to their employees’ mobile devices. Reuters NewsScope is an innovative service for financial institutions that want to use algorithms to drive automated trading from news reports. It categorises news events so that machines can ‘read the news’ and the information can then be used to generate inputs to trading algorithms and inform trading decisions. We added to this capability in 2007 by introducing the Reuters News Sentiment Engine which categorises sentiment around news stories, helping to further refine trading strategies. Other product releases in 2007 included Reuters Enterprise Data Management platform, which provides tools for accessing, distributing and managing customer data, and a counterparty data service, which helps banks to improve the efficiency of their trading and settlement operations and reduce risk by verifying details of their trading counterparties.

New markets
We are increasing our presence in high-growth geographic markets, including China, India and the Middle East, where we are extending our coverage of financial markets, focusing on news, company fundamental data, funds information and broker research. In 2007 we broadened our coverage of Sukuk bonds to enable us to serve the growing market for Shari’ah-compliant finance products.

We have identified emerging asset classes with the potential to become liquid markets, including real estate, environmental markets (including the rapidly growing emissions trading market) and freight derivatives (an asset class tied directly to growth in China and India). This coverage is now included in our premium desktop products and in our new web-based services such as ReutersRealEstate.com, and we have extended our commodities information services to include shipping data. In Russia we launched a domestic oil service to cater for the needs of the fast-growing energy market.

We are also continuing to target new types of customers such as a consumer media audience. We are building a fast-growing presence around the world with our Reuters.com family of websites and our content services for mobile devices and internet-delivered TV.

Simplify our organisation in order to become stronger, more competitive and more efficient
We are working to deliver further improvements in our products and our customer service through a series of simplification initiatives and through these we are aiming to make £150 million of annualised cost savings by 2010. By the end of 2007, we had delivered cumulative savings of £55 million towards this total. This is in addition to the £885 million of cost savings delivered since 2001 through previous business transformation programmes.

Changing the way our product development teams work
Our product development teams are integrated into the business divisions and we are streamlining our software development as we move to a smaller number of larger sites. Around 45% of our development resource is now located in our centres in Bangkok and Beijing.

Simplifying our product delivery infrastructure and making it more robust
We are aiming to consolidate our data centres as we move our customers and our products to a modern IP telecommunications network. In 2007 we focused on the software development required to consolidate our product delivery infrastructures into a common platform from which to deliver our products. We are planning to deliver the first products over the new platform in 2009.

Transforming the way our content is created, collected and processed
We are investing in extensive automation of our content production and in content quality improvements. In 2007, we expanded the focus of the programme from fixed income to include equities and other asset classes.

Modernising our customer administration systems
We are modernising our administration systems in order to make it faster and easier for us to provide customers with access to our products and to simplify our ordering and billing processes. Improvements during the last year have included a web-based product catalogue and an eInvoicing system to enable customers to manage their payments more efficiently. We are also streamlining our product log-in processes so that users can access all their Reuters products with one user ID.

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6 /	Business review
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03 Markets
More than 90% of our revenue comes from serving the rapidly evolving financial services marketplace, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders.

The innovative financial markets are experiencing rapid structural change. We are adapting to meet their increasingly complex and time-sensitive demands.

The media markets are also undergoing dramatic change. We are well-positioned to address these marketplace dynamics with our recent innovations in user-generated content, including blogs, and our work to reach the next-generation of media consumers through new digital platforms such as mobile phones, online video and interactive television.

Financial markets
We and our customers are affected by global economic trends and by developments in the financial markets. In this section, we provide a high level macro-economic overview of 2007 as the backdrop to our performance during the year and highlight the key market trends we believe will influence our ability to achieve our goals in 2008.

The global economy
Driven by strong growth in China, India and Russia, the global economy grew by over 5% in the first half of 2007. Both the Eurozone and the US saw healthy growth into the third quarter, despite the “credit crunch” which developed quickly from a US sub prime issue into a global liquidity and confidence crisis, causing more widespread market unrest.

The outlook for financial services in 2008 varies significantly by region and business/asset class. Worsening consumer sentiment indicates that there is likely to be a downturn in the US. Whilst this could in turn trigger a global slowdown, the impact on Europe has not been as severe to date and emerging markets such as the Middle East, Russia and Asia (with the exception of Japan) are continuing to show strong growth.

Financial services industry performance in 2007
2006 was another record year for financial services and 2007 began strongly. Major stock market indices reached 6 year highs. By April, mergers & acquisitions (M&A) volume had already reached the previous record of $2 trillion. In the second quarter of the year, the industry’s net income levels surpassed previous records set in 2000 by 30%-40%, but this growth phase was less headcount intensive than previous ones, with employment levels only just reaching 2000 levels.

The summer brought a downturn in the credit markets as disruption in the US sub prime mortgage market triggered an unexpected liquidity squeeze. The impact became visible in the third quarter: by early January, mortgage and credit-related write-offs in the industry had surpassed $110 billion, triggering organisational changes and headcount reductions. Funding needs for some of the banks worst hit by the credit crunch were met by Asian and Middle Eastern sovereign wealth funds.

Structural shifts & key market trends

Centres of activity are shifting and emerging financial markets are deepening
•	2007 was the first year in which European corporate and investment banking revenues surpassed those in the US.
•	Changing demographics, the expansion of the middle classes in emerging markets and new pools of investment money from sovereign wealth funds and petrodollars are all potential catalysts for growth in asset and wealth management, particularly in Asia.

Increasing importance of risk management and compliance
•	A combination of increasingly complex financial instruments, changing investment strategies and regulation is highlighting the importance of risk management, particularly on the buy side.

•	The credit crisis has reinforced the importance of consistent risk management throughout financial institutions. Demand for risk products and data for use in risk systems is expected to increase.

Growth in new media business models is outpacing traditional media
•	Traditional media companies are continuing to embrace online social networks, video and user-generated content to engage their audiences.

•	Online audiences and advertising revenues are growing at a faster rate than revenues from traditional media.

04 People
In previous years we have highlighted our employees’ adaptability, commitment and customer focus as key to our success and this has proved to be the case again in 2007. Our employees have reacted very positively to the announcement of the proposed acquisition of Reuters by Thomson and despite the resulting uncertainty and change, 2007 proved to be a year in which we delivered an excellent performance, thanks to the continued efforts of our employees.

With our business, markets and customers continuing to experience rapid change, we seek to employ people who are highly talented, knowledgeable about the markets we serve, customer focused, adaptable and committed to learning and development. Our diverse employee base comprises over 100 nationalities, reflecting the different cultures and markets we operate in and bringing a range of perspectives that allow us to develop fresh and innovative ways to serve our diverse customers.

Distribution of employees by region

Employee communications
We use a variety of methods, including our intranet, to communicate with our geographically diverse workforce about the company’s strategy and priorities. Our ‘Daily Briefing’ provides an online multimedia information service covering news and events about the company and about our people. The CEO hosts webcasts, teleconference briefings and question and answer sessions for employees, and also meets informally with groups of Reuters employees around the world. Through the performance management process, objectives in support of that mission are set for everyone. Regular meetings are also held between management, employees’ union representatives and other groups of employees so that employees’ views can be taken into account when making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council and the CEO and other executives meet regularly with the Forum.

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We have also concentrated on keeping all employees well briefed on developments on the proposed Thomson Reuters deal. This has been achieved through regular bulletins covering progress on the regulatory process, integration planning and the appointments process for roles within Thomson Reuters.

Employee survey
We carry out annual employee surveys to identify issues that need to be addressed and areas to build on. The findings are communicated to employees. In 2006 we started to measure ourselves against the norms of high-performing companies. In 2007 we narrowed the gap against this challenging benchmark in ten out of the eleven areas measured (and did not lose ground on the eleventh). The results of our most recent survey (November 2007) again showed year on year improvement on our employee engagement index (comprising leadership, customer orientation, performance, employee commitment and career development).

We continue to have very strong scores on items related to the company brand and values – with the three highest-scoring statements in 2006 also being the highest-scoring in 2007: “I fully support the values for which Reuters stands”: 90% favourable response (2006: 90%), “I am proud to be associated with Reuters”: 89% favourable response, (2006: 89% favourable response) and “Reuters provides a working environment that is accepting of ethnic differences”: 90% favourable response (2006: 89%). Highlighting areas for improvement, employees reinforced the need for further organisation simplification and improvements in performance management – although there were improvements over the 2006 scores in each area.

Employee engagement (%)

Talent and performance management and employee development
Our established company-wide talent review process (covering over 6,000 people in 2007) involves management teams collectively reviewing their people. In 2007, we also introduced a supplementary process to identify strongest talent at lower levels in the company – a population that had not previously been fully reached. Together, these activities enable us to identify our strongest talent and to create tailored plans to develop them. We report regularly to the Board on these activities and the Board also reviews our succession plans for our 100 most critical roles, to ensure that we have sufficient depth and breadth in our most senior talent pools.

2007 saw renewed focus on career development. All regions ran formal events including workshops, panels and briefings, and new materials were made available to employees through our company intranet. We have also shifted the focus away from formal learning events towards learning through work-related activities. This has resulted in improvements in our employee survey scores (two of the five questions which showed the biggest increases over 2006 were related to career development).

We also increased formal development for managers at all levels, and enhanced the suite of eLearning modules to support managers who have recently joined Reuters. Management development was a particular focus in Asia, driven by our growth in the region.

Our Innovation programme provides opportunities for talented and ambitious employees to develop their entrepreneurial skills by taking on challenging roles as members and leaders of Innovation project teams.

We recognise that employees benefit from developing their teambuilding and leadership skills through participation in activities that strengthen the company’s relationships with the communities in which it is involved. For more information, see ‘Reuters in the community’ on page 8.

Employee safety
We recognise that our health and safety risks are, in some cases, unusual and that we therefore need to take extra care and make extra effort in mitigating these. For a small but critically important part of what we do, our employees need to enter or move towards danger zones to ensure they can report on events as they unfold. Whilst we recognise the courage and professionalism shown by our employees operating in conflict zones, we are clear in our method of operating, in our training and in our management that no story is worth a life or injury. To mitigate these risks we provide leading edge, hostile environment training, protective equipment, travel-health and post-trauma training and support programmes to all employees who may need them.

For much of what we do, which is office-based, our health and safety risks are comparable to most office-based organisations and we act accordingly, including reviewing policies regularly.

We have also reviewed and upgraded our readiness to protect employee safety in the event of a range of situations from terrorist activities to a potential avian flu pandemic.

Equal opportunities and diversity
We have extensive fair employment practices in place and, with the support of local diversity councils, we are working to make Reuters an increasingly inclusive company. To emphasise our commitment to diversity, during 2007 overall governance of our diversity agenda sat with the Group Leadership Team (GLT).

In 2007, GLT members concluded a year-long global reverse mentoring programme (in which they were paired with more junior employees with the aim of increasing their awareness of diversity issues). Individual GLT members committed to a range of actions primarily related to recruitment and talent management. In addition, the programme has been extended to other groups and levels.

Local diversity councils and affinity groups have driven a wide range of activities, culminating in a diversity week with events in many major locations across the globe.

Our policy is that the selection of employees, including for recruitment, training, development and promotion, should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. Our equal opportunities policy is designed, among other things, to ensure that people with disabilities, and other under-represented groups, are given the same consideration as others and enjoy the same training, development and prospects as other employees. We have successfully retained staff who have become disabled, as well as integrating those who are disabled when they join the company. This has been achieved by using technological solutions and re-designing the way jobs are handled, enabling individuals to contribute actively to meeting the needs of our business.

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Our commitment to diversity has been formally recognised in several countries. For example, in the UK, we have been awarded the Two Ticks Disability Symbol User status, which recognises our good practice in employing disabled people and reinforces our commitment to creating a more diverse workforce. Reuters is also a member of the Employers Forum for Disability, and we have made use of the services of both AbilityNet (which supplies technology for disabled users) and Employment Opportunities (a UK charity helping people with disabilities to find and retain work). Meanwhile, Reuters India has been awarded the Shell Helen Keller Award by the National Centre for the Promotion of Employment for Disabled People (NCPEDP) for its policies relating to the employment of people with disabilities.

We support the principles incorporated in South Africa’s Broad-Based Black Economic Empowerment (B-BBEE) Act of 2003 and recognise our responsibilities as an employer to comply with both the spirit and the letter of all relevant B-BBEE legislation and development initiatives. We have a plan in place to achieve full compliance with the Act, including employment equity, skills development, preferential procurement, enterprise development and corporate social investment.

05 Our commitment to ethics and compliance
We run our business with independence, freedom from bias, and integrity. We endeavour to do the right thing in all that we do, adhering to the values set out in the Trust Principles, our code of conduct, and the company’s policies, while we comply with the different laws and rules that apply to us in the countries where we operate. The company’s policies cover a wide range of subjects and include policies which give guidance to our employees in fair dealings with customers, suppliers, governments, competitors and each other. The policies are made available to employees through a ‘policy gateway’ which is a centralised online depositary of the policies and guidance on how to apply them.

Nancy Gardner, Reuters Global Head of Compliance & General Counsel for Reuters America, leads our efforts to maintain an environment at Reuters that promotes and protects our values. She reports to the Audit Committee and periodically briefs senior management. We have a global programme which is used to advise our employees on key ethics and compliance areas through online training programmes and face-to-face sessions; provide an anonymous and confidential system for staff to report concerns without the threat of retaliation; and investigate and take appropriate measures when compliance issues are raised. The efficacy of the programme as a whole is reviewed periodically. On an individual level, ethics and compliance aspects are incorporated into our performance management system as we understand that each of us at Reuters must uphold the values and principles that have served Reuters well for so long.

06 Corporate responsibility
In our reporting on corporate responsibility we have sought to comply with the Association of British Insurers’ Guidelines on Responsible Investment Disclosure. In this annual report, environmental matters are covered in the ‘Environmental impact’ section (see page 9), social matters are reported under ‘People’ (see page 6) and ‘Reuters in the community’ (see page 8), and governance matters are covered in the Governance section (see pages 25-30).

Corporate responsibility (CR) within Reuters is established as the way we carry out our business practices and conduct ourselves responsibly throughout our day-to-day activities, as determined by the Trust Principles. We steer our corporate responsibility strategy through our

Corporate Responsibility Advisory Board which is chaired by the Corporate Responsibility Manager and comprises customer, supplier, investor, employee and community representatives. The Advisory Board considers workplace, marketplace, environment and community issues of relevance to our business and our employees. The General Counsel and Company Secretary represents CR on the GLT and to the Board. As part of the risk management process which operates throughout the company, when relevant, environmental, social and governance risks are identified and mitigation plans are put in place. We have begun to collect base data about our environmental impact – our carbon footprint – to assess the risks and opportunities presented.

In 2007 we set the following corporate responsibility objectives:

•	Employees: to extend best-practice health-and-safety and family-friendly policies to our operations worldwide;

•	Marketplace: to roll out our Supply Chain Ethical Code in a phased programme across our global supplier base (for information on the code, see Supply chain on page 9);

•	Community: increase employee participation in our community volunteering programme to 20% of employees (2006 participation: 18%);

•	Environment: implement our Environmental Management System; and

•	Governance: implement changes prompted by the Board effectiveness review and refresh the governance framework at below-Board level.

During the year we met each of these objectives.

For 2008, our objectives include:

•	Marketplace: Adoption by Global Sourcing of a set of CR objectives based on the UK Financial Services Purchasing Forum Principles;

•	Community: Increased employee participation in community engagement programmes with a particular focus across Europe, Middle East and Africa;

•	Workplace: Implementation of a global diversity scorecard to measure and monitor key objectives, including the percentage of women and non-Anglo-Saxons as successors to senior management roles and turnover by gender; and

•	Environment: Establishment of targets based on the data collected within our Environmental Management System to reduce our carbon footprint and resource usage.

Reuters is included in the Dow Jones Sustainability Index, the FTSE4Good Index, the Ethibel Sustainability Indices and the Ethibel Pioneer Investment Register. Reuters Hong Kong has been accredited with ‘Caring Company’ 2007/08 status by the Hong Kong Council of Social Service in recognition of commitment to corporate citizenship for the last five years.

Reuters in the community
We support a variety of community initiatives and charitable causes through the work of Reuters Foundation and the volunteering efforts of our employees around the world. Reuters Foundation (www.foundation.reuters.com), which celebrated its 25th year in 2007, continues to focus on areas where Reuters expertise in information gathering and communications can be put to use in ways which will benefit the communities in which we operate across the world.

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During the year, the Foundation offered training opportunities to journalists and humanitarian workers from all over the world, providing journalism courses for over 700 journalists and media and communications skills courses for around 500 aid workers from UN agencies. Reuters is a member of the Global Business Coalition on HIV/AIDS, an organisation which aims to increase the range and quality of business sector AIDS programmes in the workplace and in the community. To build on our work in this area, Reuters Foundation ran its fifth annual workshop on HIV/AIDS reporting.

The Reuters Institute for the Study of Journalism was officially launched by Lord Patten, Chancellor of Oxford University, in 2006. Sponsored by Reuters Foundation, the Institute builds on the partnership created by the Reuters Foundation Journalists Fellowship Programme at Green College, Oxford. Reuters Foundation has committed to provide £1.75 million over five years to fund the international research centre.

The Institute’s research aim is the rigorous, international, comparative study of journalism. Its companion activities – seminars, conferences and debates – also reflect its global, comparative perspective. As a forum that brings together scholars and practitioners in the study of journalism, the Institute’s output is expected to span a broad range – from academic research to media comment and internet output. It is developing its website as a premier reference point in the field.

Reuters AlertNet, a humanitarian news website set up by the Foundation in 1997, aims to keep relief professionals and the wider public up-to-date on humanitarian crises around the world – including emergencies largely neglected by mainstream media.

AlertNet for Journalists, a set of tools and resources to help reporters worldwide cover difficult crises, was completed in 2007. Jointly funded by Reuters and Britain’s Department for International Development, the toolkit includes detailed crisis briefings, aid agency contacts, humanitarian statistics and early warning of disasters.

All employees may take at least one day of company time each year to engage in community activities. We focus on these activities during our annual Community Events Week programme. In 2007, over 4,500 employees participated, sharing their skills on projects ranging from schools workshops, mentoring team challenges and fundraising work.

Reuters volunteers also continued to work on house building projects run by Habitat for Humanity. During the year volunteers worked on projects in tsunami-affected villages near Pondicherry, India and in flood-hit villages in Guangdong province, China.

We also operate programmes in the US, UK and Asia which match the charitable donations and fundraising efforts of our employees.

Charitable cash donations totalled £1.7 million during 2007 (2006: £1.8 million). This included funding of £1.1 million to Reuters Foundation, with the balance going mainly to community, health and education initiatives.

It is the Group’s policy not to make political contributions and none were made in 2007.

Environmental impact
We are classified by Ethical Investment Research Services (EIRIS) as belonging to a sector with low environmental impact, however we know that we have a responsibility to manage our impact and consumption of resources. We seek to reduce our impact on the environment by managing our data centres and facilities efficiently and by raising employee awareness of environmentally friendly choices at work, at home and when travelling.

Our business has a role to play in the effective dissemination of environmental information. We have a network of around 50 Reuters journalists who are an authoritative resource on environmental issues, with a special focus on issues such as global warming and fossil fuel use. We also share our skills in the communication of environmental issues through the work of Reuters Foundation. Working with Com+ Alliance, a group of international organisations that embraces and supports sustainable development projects, we delivered a course to prepare journalists for coverage of the ongoing G8+ Climate Change Dialogue.

During 2007 we implemented an Environmental Management System using data from around 20 key office locations and data centres.

We have established a small number of environmental key performance indicators relevant to our business and we are gathering data on them where practicable. These are:

•	Energy: Total electricity consumption and resulting CO2 emissions;

•	Travel: Total CO2 emissions through centrally-booked travel;

•	Water: Total consumption;

•	Waste: Total waste produced, total waste recycled;

•	Paper: Mass of paper purchased; mass of recycled content.

We recognise that our business air travel has an impact on the environment. In 2007, we reduced the number of flights taken by our employees when compared to 2006 levels and wherever possible we use alternatives to business travel, including video/tele-conferencing.

We continue to hold our annual staff awareness-raising event, Green Week, delivering information to staff in a variety of ways including films, guest speakers, blogs, intranet briefings, exhibitions and competitions. In 2007 we expanded this initiative, creating a rolling programme of Green Weeks around the world. Thirteen locations delivered events in the 8-month period from May to December. As a result, our Green Teams were able to introduce bio-degradable consumables in our London and New York restaurants. A scoping study during the year identified opportunities for us to further reduce our resource consumption and our environmental impact.

07 Supply chain

Sourcing
Our sourcing operations are the responsibility of a single global sourcing team, with the exception of content sourcing, which is managed by our Content group.

As a global company, we source goods and services from an extensive range of suppliers. Over the last few years we have reduced our supplier list, despite increasing the range of services we outsource. In 2007 3% of vendors accounted for 85% of our third party spend. The functions we outsource include telecommunications and network services, travel, print services, IT support and elements of back office administration. We have been certified in the UK by the Chartered Institute of Purchasing & Supply for excellence in our sourcing processes and have also received ISO 9000 accreditation for our Singapore operations.

In addition to producing content in-house, our Content team aggregates and distributes data sourced from 250 exchanges and 4,000 financial services contributors within our products. Our extensive global customer base and distribution network make us an attractive distribution partner for content providers. We are continuing to roll out our content supplier management programme to raise the

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standard of contributed content to a level which meets our customers’ high expectations.

Supply chain ethical code
As a company we are committed to developing relationships with suppliers whose standards are as high as our own. Our supply chain ethical code forms the basis of our agreement with suppliers. Based on the recognised and well-regarded Ethical Trading Initiative Base Code, our code endorses expected standards of behaviour, including a ban on the use of child labour, support for non-discriminatory working practices and a requirement to reduce the impact of the supplier’s operations on the environment. This gives us an opportunity to drive our commitment to ethical and environmental improvements and to demonstrate a reduction of risk through our supply chain on a global basis and the code has been rolled out in all regions. Suppliers are required to confirm their adherence to the code when selected.

Since our code was put in place in September 2006, 97% of our top 60 suppliers have complied with it. These suppliers provide goods or services in potentially high-risk categories such as freight, cleaning and the provision of promotional products, or are based in countries with poor human rights records (as identified by the Maplecroft Human Rights Index), and collectively, they account for around 37% of our global spend.

Supplier payment terms
We agree terms of transactions, including payment terms, with suppliers in advance. Our policy is to make payments in accordance with the agreed terms, provided that suppliers have also acted in accordance with them. During 2007 we made further progress in improving our trade creditors through agreed transactions. As at 31 December 2007 Group Trade Creditors were equivalent to 10 day’s purchases during the year (2006: 13 days). The company had no trade creditors at 31 December 2007 or 31 December 2006.

Communications networks
Our financial and media products are mainly delivered to customers over private secure high-speed communications networks. However, the public internet is becoming more accepted in many parts of the world and we use it extensively for our consumer content and for other content that does not require ultra-low latency. During 2005, we sold our network services/financial extranet subsidiary Radianz, a former joint venture with Equant NV, to British Telecommunications plc (BT). At the same time we entered into an eight and a half year outsourcing deal with BT (which was extended in 2007 to 2015), as a result of which BT provides the majority of our networks. This outsourcing deal will result in the migration of all products to IP-based services. It will enable us to deliver greater resilience, capability and flexibility through the use of industry standards. We have major technical centres in the Asian, European and American time zones, supported by smaller local data centres. The data centres are linked by communications services provided principally by BT/Radianz (see above) and SAVVIS, Inc. (Savvis). The services agreements with BT/Radianz and with Savvis are important to our ability to deliver products and services to customers. Summaries of these network services agreements and the Radianz purchase and sale agreements are given on page 125.

08 Governmental regulation
We are regulated by several bodies in the various jurisdictions in which we operate.

Under the provisions of the Financial Services and Markets Act 2000, Reuters Limited is regulated and authorised as a service company by the UK Financial Services Authority (FSA). Reuters Limited has also been listed by UK FSA as a Trade Data Monitor service.

Reuters Transaction Services Limited (RTSL), through which we offer our foreign exchange Matching products, equities order routing, connectivity to LiquidityHub (a multi-dealer aggregator for fixed income markets) and our suite of next generation transaction products such as Reuters Trading for Fixed Income and Reuters Trading for Exchanges, is also subject to regulation by the FSA.

Since 1 November 2007 RTSL has officially been classified as a Multilateral Trading Facility (MTF) – a classification previously known under the UK regulatory regime as an Alternative Trading System (ATS). In accordance with the passporting provisions of the EU Markets in Financial Instruments Directive (MiFID) which took effect on 1 November, RTSL has utilised the passporting provisions to provide its services throughout all member countries of the European Economic Area.

RTSL is also subject to regulatory approvals in Australia, Hong Kong and Singapore, where it is approved by the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA) and Securities and Futures Commission, and by the Monetary Authority of Singapore. During the third quarter of 2007 RTSL was also granted Rep Office status in China by the China Banking Regulatory Commission.

RTSL’s sister company in the United States, Reuters Transaction Services LLC (RTS LLC), is responsible for an equity order routing and indications of interest network. It is also licensed to offer trading in other instruments such as interest rate swaps. RTS LLC is subject to regulation by the Financial Industry Regulatory Authority (FINRA). For its equity derivatives products as offered through Reuters Trading for Exchanges, RTS LLC has also been approved by the National Futures Association and is a member of the Commodity Futures Trading Commission.

FXMarketSpace Limited, our 50/50 joint venture with the Chicago Mercantile Exchange (CME), has been authorised by the FSA, registered by ASIC and is approved as a money broker by the HKMA.

To comply with anti-money laundering (AML) regulations and to reduce the opportunity for Reuters transactions products to be used as a conduit for money laundering operations, all our regulated subsidiaries operate appropriate AML systems and controls.

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09 Challenges
Our ‘risk radar’, reviewed by the Board, identifies key external and internal risks that could affect Reuters ability to reach its full potential and the actions and plans put in place to mitigate them.

Risk	Impact	Action

Financial markets are cyclical.	Downturn in the financial markets could make it more difficult for us to achieve our financial goals.	•	Diversify revenues through emphasis on Core Plus.

		•	Prioritise initiatives that help customers achieve greater efficiency through business automation.

See ‘Strategy’ on pages 4-5; ‘Enterprise division’ on page 38.

The financial services industry is undergoing rapid structural and regulatory evolution.	We need to keep pace with structural changes if we are to maintain a strong market position.	•	Continue to develop Core Plus electronic trading initiatives and services which address MiFID and Reg NMS requirements.

		•	Monitor industry shifts closely.

		•	Engage with customers’ strategies and ensure our own strategy remains aligned with theirs.

		•	Experiment with new business models within our Innovation portfolio.

See ‘Markets’ on page 6; ‘Strategy’ on pages 4-5; ‘Divisional performance’ on pages 35-39.

The integrity of our reputation is key to our ability to remain a trusted source of news and information.	We need to protect our brand in order to sustain our credibility as a neutral supplier of content.	•	Set appropriate ‘tone at the top’ from senior management and the Board.

		•	Provide training on ethics and Reuters Trust Principles.

		•	Enforce clear accountability.

		•	Ensure regular Board review.

See ‘Corporate governance’ on page 25; ‘Our commitment to ethics and compliance’ on page 8; see ‘People’ on pages 6-8.

Our customers demand high levels of service to help them perform effectively.	We need to anticipate and respond to our customers’ needs if we are to improve our competitiveness.	•	Measure and monitor service levels.

		•	Execute service improvement and content quality plans.

		•	Continue to promote a service-driven culture.

		•	Complete investments in data centre and capacity improvements.

See ‘Strategy’ on pages 4-5; ‘People’ on pages 6-8.

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Risk	Impact		Action

We currently have both revenue growth and simplification programmes underway.	We must ensure that we can resource and complete both revenue growth and simplification initiatives so that we can achieve our financial targets.	•	Monitor progress closely at Board and Group Leadership Team level.

		•	Prioritise resources for strategic programmes.

		•	Monitor the changing nature of our business by using fewer, larger processing venues.

See ‘Corporate governance’ on pages 25-30; ‘People’ on pages 6-8.

Against the backdrop of the Thomson Reuters transaction, we need to stay focused on “business as usual” and keep driving for optimium performance.	Despite the potential distractions of the integration planning process, we need to maintain our focus on customer service, employee morale and current business plans if we are to achieve our financial and operating goals.	•	Monitor operating activities and objectives closely.

		•	Monitor employee engagement and focus on employee communication and people management.

		•	Align achievement of organisational objectives with remuneration for key managers.

See “People” on pages 6-8; “Remuneration report” on pages 16-24.

For more information about our approach to managing risk, see ‘Corporate governance’ on pages 25-30.

In addition to the key external and internal risks reviewed by the Board, pages 42-43 sets out the risk factors associated with forward looking statements.

10 Supplementary information
Details of our registered office and headquarters can be found on page 119.

Details of substantial shareholdings can be found on page 118.

Details of the waiver of dividends can be found in note 32 on page 95.

Details of our share buyback programme can be found on page 122.

Details of our research and development activity and expenditure can be found on pages 56, 62 and 71-72.

Details of material contracts can be found on pages 125-126.

Details of the structure of the Company’s capital can be found on page 120.

Details of the restrictions on transfer of shares in the Company can be found on page 121.

Details of any special rights attached to shares (e.g. Founders Share) can be found on page 121.

Details of restrictions in voting rights can be found on page 121.

Information on the articles of association can be found on page 120.

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office. Subject to any implications that may result from the completion of the Thomson Reuters transaction, a resolution that they be reappointed will be proposed at the company’s 2008 AGM.

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The directors and senior managers of Reuters Group at 10 March 2008 are:

Name	Position	Position held since

Directors

Niall FitzGerald, KBE	Chairman, Director	2004; 2003

Thomas Glocer	CEO; Director	2001; 2000

David Grigson	CFO; Director	2000

Devin Wenig	COO; Director	2006; 2003

Lawton Fitt	Director	2004

Penelope Hughes	Director	2004

Sir Deryck Maughan	Director	2005

Nandan Nilekani	Director	2007

Kenneth Olisa	Director	2004

Richard Olver	Director	1997

Ian Strachan	Director	2000

Senior managers (Group Leadership Team)

Chris Ahearn	President, Reuters Media	2002

John Alcantara	Global Head of Service Operations	2005

David Craig	Group Strategy Director	2007

Lee Ann Daly	Chief Marketing Officer	2007

Stephen Dando	Group Human Resources Director	2006

Joerg Floeck	Managing Director – Europe, Middle East & Africa	2006

Christopher Hagman	Managing Director, Global Sales & Service Operations	2001

David Lister	Chief Information Officer	2004

Roy Lowrance	Chief Technology Officer	2006

Rosemary Martin	General Counsel and Company Secretary	2003 ; 1999

Peter Moss	Global Head of Enterprise Solutions	2003

Michael Peace	Global Head of Research & Asset Management	2006

Mark Redwood	Global Head of Sales & Trading	2006

Jon Robson	President, Focus Group Accounts and President, Americas	2006

David Schlesinger	Editor-in-Chief	2007

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Directors

Niall FitzGerald, KBE – Chairman
Chairman of the Nominations Committee. He is Chairman of the Nelson Mandela Legacy Trust (UK) and Chairman of the Board of Trustees of the British Museum. Niall co-chairs the Investment Climate Facility (ICF) for Africa and is a Trustee of the Leverhulme Trust. Niall chairs the International Business Council of the World Economic Forum and is a Member of the World Economic Forum Foundation Board. He is a member of various advisory bodies, including the President of South Africa’s International Investment Advisory Council, the Advisory Board of Tsinghua University and the Advisory Board of Spencer Stuart. He is a Senior Advisor to Morgan Stanley International. His past appointments include: Chairman and CEO of Unilever (1996 – 2004), Chairman of the Conference Board (2003 – 2005) and Co-Chairman of the Transatlantic Business Dialogue (2004 – 2005), Non-executive director of Merck (2000 – 2003), Ericsson (2000 – 2002), Bank of Ireland (1990 – 1999) and the Prudential Corporation (1992 – 1999), President of the Advertising Association (2000 – 2005). Age 62.

Thomas (Tom) Glocer – CEO
Previously CEO of Reuters Information (2000) and President and Senior Company Officer, Reuters America (1998 – 2000). Appointed CEO, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo with Davis Polk & Wardwell. Non-executive director of Merck & Co. Inc., and FXMarketSpace Limited, a Member of the International Advisory Board of British American Business Inc., the Advisory Board of the Judge Institute of Management at Cambridge University, the European Business Leaders Council, the Corporate Advisory Board of Tate Britain and the Madison Council of the Library of Congress. Tom is active in several public education initiatives in New York City and London. Former Non-executive director of Instinet Group. Age 48.

David Grigson – CFO
Joined Reuters in August 2000 from Emap PLC where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant. Non-executive director of The Carphone Warehouse Group PLC. David sits on the Implementation Board and Culture Board of Legacy 2020. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi PLC (1984 – 1989). Held a number of financial positions at Esso UK (1980 – 1984). Former Non-executive director of Instinet Group and former Chairman of Radianz. Age 53.

Devin Wenig – COO
Previously President, Business Divisions (2003 – 2006). President, Investment Banking & Brokerage Services (2001 – 2003). Joined Reuters in 1993 as corporate counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Also a Non-executive director of Nastech Pharmaceutical Company and FXMarketSpace Limited and the charity, March of Dimes and a former Non-executive director of Instinet Group. Age 41.

Lawton Fitt – Non-executive director
Chairman of the Audit Committee. Non-executive director of CIENA Corporation, Citizen Communications and Overture Acquisitions Corp. Director and Trustee of Reuters Foundation. Previously a Partner and Managing Director of Goldman Sachs Group Inc. Trustee of several not-for-profit organisations including contemporary arts centres in New York and Berlin. Former Secretary (Chief Executive) of the Royal Academy of Arts. Age 54.

Penelope (Penny) Hughes – Non-executive director
Member of the Remuneration Committee. Non-executive director of The GAP Inc., Skandinaviska Enskilda Banken and Home Retail Group PLC. President, Advertising Association and a Trustee of the British Museum. Former President, Coca Cola Great Britain and Ireland. Former Non-executive director of Bodyshop International PLC (1994 – 2000), Enodis PLC (1996 – 2001), Trinity Mirror PLC (1999 – 2005) and Vodafone PLC (1998 – 2006). Age 48.

Sir Deryck Maughan – Non-executive director
Member of the Remuneration Committee. Managing Director of Kohlberg Kravis Roberts & Co. and Chairman of KKR Asia. He was formerly Chairman and CEO of Citigroup International and Salomon Brothers Inc. He is a Non-executive director of GlaxoSmithKline plc and BlackRock Inc as well as serving on the Boards of Directors of Lincoln Center and NYU Medical Center. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Age 60.

Nandan Nilekani – Non-executive director
Member of the Audit Committee. Executive Co-Chairman of Infosys, having previously been Chief Executive Officer since March 2002, a world leading provider of IT consulting and services. Nandan was one of the founders of Infosys and has served as a director of the company since 1981. He is a Member of the World Economic Forum Foundation Board, Vice-Chairman of The Conference Board, member of the National Knowledge Commission (India), member of National Advisory Group on e-commerce, Co-Chairman of the IIT Bombay Heritage Fund and a Member of the Board of Governors of IIT Bombay. Former Chairman of the Government of India’s IT Task Force for the Power Sector, former Member of the sub-committee of the Securities and Exchange Board of India and former member of the Reserve Bank of India’s Advisory Committee on Corporate Governance. Age 52.

Kenneth (Ken) Olisa – Non-executive director
Member of the Audit Committee. Founder and Chairman of Restoration Partners Limited and a Non-executive director of BioWisdom and Open Text Corporation. Former Chairman (2000 – 2006) and CEO of Interregnum plc, which he founded in 1992. He worked for Wang Laboratories (1981 – 1992) and was General Manager of Wang Europe, Africa and the Middle East (1990 – 1992). His career began at IBM (1974 – 1981). Former Non-executive director of various information technology companies and former Postal Services Commissioner. He is a Liveryman of the Worshipful Company of Information Technologists, a Fellow of the British Computer Society, Chairman of homeless charity, Thames Reach, a Governor of the Peabody Trust and a Director and Trustee of Reuters Foundation. Age 56.

Richard (Dick) Olver – Non-executive director
Member of the Audit Committee; Member of the Nominations Committee and Senior Independent Director. Chairman of BAE Systems PLC since July 2004. He worked for BP PLC and was Deputy Group Chief Executive (2003 – 2004) and CEO of BP Exploration & Production Division (1998 – 2002) and former Deputy Chairman of TNK-BP in Russia. A Fellow of the Royal Academy of Engineering and a Member of the Trilateral Commission. A Guardian of New Hall School. Age 61.

Ian Strachan – Non-executive director
Chairman of the Remuneration Committee; Member of the Nominations Committee. Non-executive director of Transocean Inc., Johnson Matthey PLC, Xstrata PLC and Rolls Royce Group PLC. Former Chairman of Instinet Group, former Non-executive director of Harsco Corporation, Deputy Chairman of Invensys PLC (1999 – 2000) and Chief Executive Officer of BTR PLC (1996 – 1999). Former Deputy Chief Executive Officer (1991 – 1995) and Chief Financial Officer (1987 – 1991) of Rio Tinto PLC. Also a former Non-executive director of Commercial Union PLC (1991 – 1995). Age 64.

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Senior managers

Chris Ahearn – President, Reuters Media
Chris joined Reuters in 2001 as Executive Vice President in charge of the Research & Advisory business. He was appointed to his current position in 2002. Prior to joining Reuters, Chris worked in investment banking at JP Morgan and Credit Suisse First Boston. He sits on the board of directors of Times Global Broadcasting Co. Limited, Pluck Corporation and The Kitchen. Age 41.

John Alcantara – Global Head of Service Operations
John joined Reuters in 1986 after ten years at Cable & Wireless. John has held a number of product management and business management roles in Reuters. He was the Managing Director of Reuters Iberia and later Managing Director for Reuters UK and Ireland until 2005, when he took up his current role. Age 53.

David Craig – Group Strategy Director
David joined Reuters in March 2007 from McKinsey and Company, where he was both a Partner in the Global Business Technology Office and worked in the media team. He has extensive experience of working with clients across many industries, in particular wholesale and corporate banks and trading institutions, on strategy, information technology and operational performance improvement. Prior to joining McKinsey, David was a Senior Principal at AMS where he developed risk and trading systems. Age 38.

Lee Ann Daly – Chief Marketing Officer
Lee Ann joined Reuters in January 2007. She was previously Executive Vice President, Marketing for ESPN, Inc. Prior to joining ESPN, Lee Ann served in various management and planning roles at Ammirati, Puris/Lintas and Grey Advertising. She was co-founder and executive producer of an award-winning humour-based radio production company which directly serviced top brands and agencies. She was a Director and President of the Board of the American Marketing Association in New York. Age 46.

Stephen Dando – Group Human Resources Director
Stephen joined Reuters in 2006 in his current role. Prior to joining Reuters, Stephen was Director, BBC People and a member of the BBC’s Executive Committee and Executive Board for five years. He held various appointments at Diageo over a 12 year period including Global HR Director, Guinness. Age 46.

Joerg Floeck – Managing Director, Europe, Middle East & Africa
Joerg joined Reuters in 1990 and is based in Geneva. He has held various senior sales and general business management positions in

Germany, Austria, Italy, United States and the UK before being appointed to his current post in June 2006. Prior to joining Reuters, Joerg worked in the financial industry, specialising in IT. Age 46.

Christopher Hagman – Managing Director, Global Sales & Service Operations
Christopher joined Reuters in 1987, based in Sweden, and held various senior sales and general business management positions in Sweden, the Netherlands and the UK before being appointed to his current post in April 2001. Christopher was appointed as a Member of the Executive Board of the Community of European Management Schools and International Companies in December 2005. Age 49.

David Lister – Chief Information Officer
David joined Reuters in 2004. Prior to joining Reuters, David held senior IT leadership roles at Boots Group, Glaxo Wellcome and Diageo after a period of management consultancy with Coopers & Lybrand. He is a member of several IT professional bodies and consultative boards. Age 49.

Roy Lowrance – Chief Technology Officer
Roy joined Reuters in 2006 as Chief Technology Officer, a role focused on developing competitive technology strategies that help to drive and support the company’s business strategies. Prior to joining the company, he held technology management positions at Capital One and Fleet Financial Group and was a partner at the Boston Consulting Group. Age 57.

Rosemary Martin – General Counsel and Company Secretary
Rosemary joined Reuters in 1997 as Deputy Company Secretary and became Company Secretary in 1999. Appointed General Counsel in 2003. Rosemary has been the Director of Reuters Foundation since 2000. Former Partner at Mayer, Brown, Rowe & Maw for nine years. Non-executive director of HSBC Bank PLC. Member of the ICAEW Corporate Governance Committee. Age 47.

Peter Moss – Global Head of Enterprise Solutions
Peter joined Reuters in 1989, based in the UK, and held various product management, marketing, sales management, strategy and business management positions across Reuters before being appointed to his current post in September 2003. Before joining Reuters Peter worked in the information technology industry. Age 48.

Michael Peace – Global Head of Research & Asset Management
Michael joined Reuters in 1987 on the Management Graduate Development scheme and held a variety of sales, marketing and management positions in the UK, Europe,

Asia and the US before being appointed to his current position in September 2006. Michael was Chief Executive of Lipper, a Reuters company, from 2001. Prior to joining Reuters, Michael held positions with Lloyds International Bank in Spain and as a sponsored undergraduate with Shell. Age 44.

Mark Redwood – Global Head of Sales & Trading
Mark joined Reuters in December 2002 following the acquisition of AVT Technologies Limited, a specialist in FX trading technologies, where he was CEO. Prior to his current appointment, Mark was responsible for Reuters transactions services across all asset classes. Before founding AVT, Mark worked for JP Morgan in London from 1983 to 1989, where he held a number of trading positions in fixed income and exchange traded derivatives. Age 47.

Jon Robson – President, Focus Group Accounts and President, Americas
Jon leads Reuters business in the United States, South America and Canada, and has global business responsibility for Reuters largest clients worldwide. Before joining Reuters Jon worked at BIS Banking Systems (now Misys), Telerate and Dow Jones Markets. In 1997, Jon founded MoneyLine which acquired Telerate in 2001 to form MoneyLine Telerate, which was subsequently acquired by Reuters. Age 49.

David Schlesinger – Editor-in-Chief
David joined Reuters in 1987 as a journalist in Hong Kong after working as a teacher and a reporter for other publications. He ran Reuters editorial operations in Taiwan, China, the Greater China region and the Americas before becoming Global Managing Editor & Head of Editorial Operations in 2003. He took up his current role in January 2007. Age 47.

Alex Hungate stepped down as a member of the GLT in September 2007 when he left Reuters. Simon Walker has also stepped down from the GLT.

Reuters Group PLC Annual Report 2007

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16 /	Remuneration report

Remuneration policy
The Remuneration Committee continues to believe that Reuters remuneration policy should be business performance-related, market-competitive and aligned to shareholders’ interests. With these considerations in mind:

•	The remuneration structure for executive directors is designed to attract, motivate and retain high-calibre individuals capable of successful leadership.

•	The Committee aims to ensure that the majority of executive remuneration is performance-related with a significant portion linked to share price performance and delivered in shares.

2008 will be a year of transition for the Group. The following report describes Reuters remuneration policies as they will continue to apply, should the acquisition of Reuters by Thomson not proceed.

However, in anticipation of the completion of that proposed acquisition during 2008, certain alterations to policy have been made and some operational decisions postponed. Where possible these changes are noted below but in some cases the actual decisions will be made by a differently constituted Thomson Reuters remuneration committee after completion.

Any decisions taken in respect of 2008 and the forward-looking remuneration policy for 2009 and beyond will, of course, be disclosed by the Board of the new Thomson Reuters in its first financial statements after completion.

Remuneration committee
The Committee is chaired by Ian Strachan and the other members in 2007 were Ed Kozel, Penny Hughes and Sir Deryck Maughan. Sir Deryck Maughan replaced Ed Kozel on the Remuneration Committee in April 2007. All members of the Remuneration Committee have been determined by the Board to be independent. The Company Secretary is secretary to the Remuneration Committee. The Committee met 6 times in 2007. All members were present at each meeting except Sir Deryck Maughan who was absent from one meeting.

The Committee operates under formal terms of reference and under the powers delegated to it by the Board. The duties of the Committee include:

•	determining the company’s executive remuneration framework and its cost, whilst considering the company’s position with respect to other companies;

•	determining, on the Board’s behalf, specific remuneration packages for each of the executive directors, the Chairman and such other members of the GLT as it is designated to consider;

•	recommending, on the Board’s behalf, the ordinary remuneration of the non-executive directors (in respect of remuneration permitted to be set by the directors by the company’s articles of association) to be approved by the shareholders at the AGM;

•	determining, on the Board’s behalf, any other remuneration issues which affect the interests of shareholders, in particular remuneration or option plans using shares; determining the targets for incentives plans; determining the provision of benefits and settlement of other provisions under the terms of the service agreements or otherwise of executive directors where these are stated as being at the discretion of the Board; and

•	monitoring and advising the Board of key changes in employee benefit structures with the Group.

The Committee’s terms of reference can be found at about.reuters.com/csr/corporategovernance/committees.asp.

The Chairman ensures that the company’s principal shareholders are kept informed as to remuneration matters, as appropriate.

The Committee has appointed Towers Perrin to provide it with independent advice. Towers Perrin also provides industry and comparative salary data to Reuters’ management. The Committee has also consulted with the company’s Chairman and CEO (neither of whom has been present at any meeting to decide matters relating to their own compensation or contracts), and with the Group Human Resources Director and the Global Head of Performance and Reward.

Executive directors
There are four key elements of executive compensation:

•	Basic salary

•	Annual bonus

•	Awards under equity incentive plans

•	Pension, allowances and other benefits.

The following bar chart shows the relative weight of basic salary, annual bonus and the expected value of equity incentive awards for each executive director in 2007.

As shown in the chart above, approximately three quarters of executive reward package is performance-related.

Basic salary
Consistent with prior years, the main reference point in setting executive directors’ salaries is companies in the FTSE100 other than the five largest companies and the five smallest in this group. These companies have been selected to provide a stable comparator group which is relevant to the company’s position in the market. This group is reviewed annually to confirm its appropriateness.

Salaries earned in 2007 are shown in the table below:
2007
Salary
£000’s

Tom Glocer	888

David Grigson	482

Devin Wenig	448

No salary increases have been made in respect of 2008. It is intended that salaries will be reviewed following completion of the proposed acquisition of Reuters by Thomson.

Annual bonus
The Committee sets performance targets annually. Tom Glocer is entitled to a maximum bonus of 150% of base salary and David Grigson and Devin Wenig are each entitled to a maximum bonus of 125% of base salary. Under the Reuters plan, the executive directors’ annual bonus potential will remain the same in 2008.

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Remuneration report / 17
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For 2007, the performance targets were 100% focused on financial performance (trading profit1, revenue and free cash flow2). In February 2008, the Committee reviewed 2007 performance against the specified targets and determined that the executive directors had earned bonuses of 95.1% of bonus potential.

The 2007 bonus awards are shown in the table below:

2007
Bonus
£000’s

Tom Glocer	1,267

David Grigson	579

Devin Wenig	532

For 2008, the performance targets will continue to be focused solely on the financial performance (trading profit, revenue) of the Group up to the date of completion of the acquisition of Reuters by Thomson. There is a profit threshold, based on trading profit, below which no bonuses will be paid. The Remuneration Committee reviews the business plan and establishes this threshold each year.

It is anticipated that separate targets will be set for the new Thomson Reuters group after completion and that bonuses earned against the respective Reuters and Thomson Reuters targets will be time pro-rated to calculate full-year bonuses.

Reuters has entered into an agreement with certain executive directors and members of senior management to retain them subsequent to the acquisition of Reuters by Thomson. The terms of these arrangements require the participants to remain for up to 18 months after the date of acquisition to ensure a successful transition, at which point they will receive compensation in the form of a bonus.

Equity incentive plans
Overview: Executive directors and other senior managers are entitled to participate in the share-related incentive schemes operated by the company as detailed below. Each year, the Committee reviews the schemes in relation to prevailing best practice and the company’s business plan. The scheme rules of each of these plans contain change of control clauses which under certain circumstances may allow early vesting of plans in the event that Reuters is acquired by a third party.

No LTIP or DSOP (see below) awards will be made in 2008 unless the acquisition of Reuters by Thomson fails to proceed. It is anticipated that awards will be made under new Thomson Reuters share-based incentive plans after completion.

LTIP: Reuters has operated the current long-term incentive plan since 1998. Contingent share awards are made annually to executive directors and to those senior managers most accountable for corporate performance. Before 2006, the vesting of awards was based wholly upon Reuters Total Shareholder Return (TSR) relative to other FTSE100 companies.

In 2006 and again in 2007 half of the award is based on Reuters TSR relative to other companies in the FTSE100 and half is based on the aggregate level of adjusted profit before tax3 (PBT) achieved over the three year performance period. These measures were selected because growth in profit is in itself a key element of the company’s long term strategy and relative TSR provides a market measure of the company’s success in delivering against its strategy.

TSR performance is independently measured prior to review by the Committee and the Committee annually reviews the comparator group. The Committee still continues to believe that the FTSE100, rather than one individual sector or a bespoke peer group remains the most appropriate peer group for comparison.

In respect of the TSR performance test, at median, one third of the shares vest and for upper quartile performance all shares vest. There is proportionate vesting of awards if Reuters TSR falls between the median and the upper quartile. No shares vest if Reuters TSR is below the median of the comparator group.

Vesting of 50% of the LTIP awards is subject to the PBT test and depends upon the level of PBT achieved by Reuters over the whole of the performance period. The Remuneration Committee sets a range of PBT performance at the beginning of each performance period, taking into account the plans and prospects for the business and shareholder expectations.

The maximum PBT level at which all shares will vest, represents a challenging but potentially achievable target for the business. The minimum level, at which one third of the awards will vest, will be at least equal to the level which would be achieved with an 8% compound annual growth rate over the performance period. Shares vest on a proportionate basis if actual PBT falls between the minimum and maximum of the pre-set range.

The 2007 awards, which are subject to the performance conditions detailed above, for Tom Glocer, David Grigson and Devin Wenig were 500,000 shares, 200,000 shares and 300,000 shares respectively.

DSOP: A global discretionary stock option plan was adopted by the Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. Since 2004 participation has been confined to executive directors and members of the senior management team.

The Committee divides participants’ annual entitlements into two awards, normally made following the announcement of preliminary annual and half-yearly results.

As a result of changes made in 2006, options only vest to the extent that the following conditions are met over the three years following grant:

•	minimum 6% a year growth in adjusted EPS[4] will be required for 50% of options to vest;

•	9% a year growth will be required for 100% of options to vest;

•	between 6% and 9% growth options will vest on a proportionate basis.

Executive directors are only allowed to exercise 50% of the vested options after the initial three year period. The remaining options will only be exercisable, in two equal tranches, one and two years later.

The 2007 share option awards for Tom Glocer, David Grigson and Devin Wenig were 1,250,000 options, 500,000 options and 750,000 options respectively.

1	Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with acquisitions, Thomson deal-related costs, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

2	Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined pension deficits, Thomson deal-related costs, acquisitions and dispositions and dividends paid out by Reuters.

3	Adjusted profit before tax is calculated as profit before tax from continuing operations before restructuring charges associated with acquisition Thomson deal-related costs, restructuring charges associated with acquisitions, impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements.

4	Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, Thomson deal-related costs, investment income, fair value movements, disposal profit/losses and related tax effects.

Reuters Group PLC Annual Report 2007

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18 /	Remuneration report
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All employee savings plans
Executive directors, in common with other employees, may participate in the company’s savings-related share option arrangements. This takes the form of a Save As You Earn plan. For the 2007 offer, the fixed monthly saving amount was set at a maximum of £100 per month with a three year savings period. The Save As You Earn plans will not be operated in 2008 before completion of the acquisition of Reuters by Thomson.

Personal shareholding policy
The company’s personal shareholding policy requires each executive director to build and maintain a personal equity stake, worth twice his basic salary, within five years. All executive directors are above or approaching this level of personal shareholding.

Performance graph
Reuters TSR for the five years to 31 December 2007 compared with the return achieved by the FTSE100 index of companies is shown below. As Reuters is a member of the FTSE100, the Committee believes it is the most appropriate market index for comparison.

The calculations assume the reinvestment of dividends.

Pensions
All executive directors participate in defined contribution pension arrangements.

Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his basic salary. He is entitled to a lump sum death-in-service benefit whilst in service of four times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a cap of £112,800. He is entitled to a lump sum death-in-service benefit whilst in service of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his basic salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Other benefits
Certain benefits are provided to executive directors and the Chairman as shown on page 19. All executive directors receive a company car or a car allowance and private healthcare benefits. Disability benefits are also provided to each executive director. Niall FitzGerald does not receive any death, disability or other benefits. Under the terms of Tom Glocer’s relocation agreement, Reuters provides accommodation in the UK, pays for his personal tax planning, preparation and filing expenses and home leave expenses for him and his family.

Service contracts
The company’s policy is for executive directors to have service contracts with notice periods of not more than one year.

Date of
	Notice to be given	service contract

Tom Glocer	By Tom Glocer:	23 July 2001
90 days without cause
30 days with cause

By the company:
30 days without cause
Immediately with cause

Devin Wenig	12 months	17 February 2003

David Grigson	12 months	21 June 2001

In each case the unexpired term of the contract is equivalent to the notice period.

In the event of company-instigated termination, amounts up to a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable. In addition, in the event of a non-fault termination, Tom Glocer retains the benefit of any outstanding share plan awards as if his employment had not ceased. Tom Glocer and his family also retain the life assurance and private healthcare benefits provided by Reuters for one year following termination.

On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles (see page 120).

All executive directors have contractual terms that limit the ability of an executive director to work for a defined list of competitor companies for a period of time. These provisions are in place to protect intellectual property and commercially sensitive information.

Policy on external appointments
Reuters recognises that executive directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations and that these appointments can broaden the knowledge and experience of directors to the benefit of the company. Accordingly, it is Reuters policy to approve such appointments, provided there is no conflict of interest and the commitment required is not excessive.

In 2007, Tom Glocer received fees of $22,917 in the form of a deferred stock award in his capacity as a director of Merck and Co. Inc. Devin Wenig received fees of $23,616 and 1,500 shares of restricted stock in his capacity as a director of Nastech Pharmaceutical Company. David Grigson received fees of £35,143 in his capacity as a director of The Carphone Warehouse Group plc.

Chairman and non-executive directors
The Chairman’s and the non-executive directors’ ordinary remuneration is proposed by the Board and approved by the shareholders at the annual general meeting (AGM). In determining appropriate fee levels, the Board has regard to the remuneration arrangements of chairmen and non-executive directors of other UK listed companies of a similar size and complexity.

As Chairman, Niall FitzGerald received an annual fee of £500,000 which was increased to £600,000 on 1 October 2007. This fee level is fixed until 1 October 2010. The company does not provide a pension contribution to him.

Reuters Group PLC Annual Report 2007

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Non-executive director appointments are detailed on page 25. Niall FitzGerald and the non-executive directors have letters of engagement rather than service contracts. None are eligible to participate in executive share plans.

Current annual fee levels in respect of the non-executive directors are shown in the table:

	2007 Fees
	effective	2006
	1 May	Fees
	£000’s	£000’s

Basic	50	50

Senior Independent Director	15	5

Member of Audit Committee	7.5	–

Member of Remuneration Committee	5	–

Chairing the Audit Committee	20	15

Chairing the Remuneration Committee	15	10

Chairing the Nominations Committee	10[1]	5

1	Niall FitzGerald has waived his £10,000 Nominations Committee chairman fee.

Directors’ remuneration for 2007 (audited)
The disclosures required by Part 3 of schedule 7A to the Companies Act 1985 (‘the auditable part’) are contained within the following sections of the Remuneration report.

						2007	2006

				Compensation
	Salary/				for Loss
	Fees	Bonus	Benefits[1]	Allowance2&5	of Office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Niall FitzGerald, KBE3&4	525	–	3	–	–	528	503

Lawton Fitt[6]	69	–	–	30	–	99	88

Penny Hughes[7]	54	–	–	10	–	64	50

Ed Kozel[16]	17	–	–	10	–	27	85

Sir Deryck Maughan[7]	54	–	–	25	–	79	70

Nandan Nilekani[8]	55	–	–	25	–	80	–

Ken Olisa[8]	55	–	–	10	–	65	50

Dick Olver[9]	67	–	–	10	–	77	68

Ian Strachan[10]	64	–	–	10	–	74	60

Tom Glocer11&15	888	1,267	451	–	–	2,606	2,265

David Grigson[12]	482	579	13	80	–	1,154	1,087

Devin Wenig[13]	448	532	43	10	–	1,033	1,001

Total emoluments of directors[14]	2,778	2,378	510	220	–	5,886	5,327

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rates were used: US$2: £1, Swiss Franc 2.4: £1, Hong Kong $15.59: £1. These were the average rates in effect during 2007.
1	Items included under Benefits are those provided as goods and services received during the year.
2	Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.
3	Non-cash benefits received by Niall FitzGerald consist of chauffeur benefits of £2,661.
4	Niall FitzGerald has waived his £10,000 Nominations Committee chairman fee.
5	Allowances paid to Lawton Fitt, Penny Hughes, Ed Kozel, Deryck Maughan, Nandan Nilekani, Ken Olisa, Dick Olver and Ian Strachan represent travel allowances to attend overseas board meetings.
6	Fees paid to Lawton Fitt include £18,333 in respect of her position as Chairman of the Audit Committee.
7	Fees paid to Penny Hughes and Deryck Maughan include £3,333 each as members of the Remuneration Committee.
8	Fees paid to Nandan Nilekani and Ken Olisa include £5,000 each as members of the Audit Committee.
9	Fees paid to Dick Olver include £5,000 in respect of his position as member of the Audit Committee, and £11,667 in respect of his position as the Senior Independent Director. Dick Olver was over-paid in error by the company in 2007 by £8,351 and the amount was repaid after year end.
10	Fees paid to Ian Strachan include £13,333 in respect of his position as Chairman of the Remuneration Committee.
11	Non-cash benefits received by Tom Glocer included accommodation costs of £268,143, tax services of £109,681 (including those related to the Thomson transaction), company car and healthcare benefits totalling £36,210, long-term disability insurance of £2,100, and family travel of £34,473.
12	Non-cash benefits received by David Grigson included healthcare benefits of £1,311 and long-term disability insurance of £1,300, tax services of £3,231 and a car benefit of £6,425. Cash allowances consisted of an annual car allowance of £7,420, of which £3,188 was repaid after year end in lieu of his car benefit and a retirement allowance of £74,930.
13	Non-cash benefits received by Devin Wenig consisted of healthcare benefits of £36,323 and tax services of £6,081. Cash allowances consisted of a car allowance of £9,600. Devin Wenig’s salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and Chief Operating Officer.
14	The total aggregate emoluments for the directors for the period 1 January 2007 to 31 December 2007 were £5.9m. The total emoluments for 2006 were £5.3m.
15	During the year a group company paid certain personal expenses on behalf of Tom Glocer. The amount due from Tom Glocer at 31 December 2007, which was the maximum outstanding during the year, was £1,435. No interest was charged. Tom Glocer repaid the amount as soon as he was informed that any personal expenses had been borne by the company.
16	Ed Kozel resigned as a director on 27 April 2007.

Other senior managers’ remuneration

						2007	2006

					Compensation
	Salary/				for Loss
	Fees	Bonus[1]	Benefits	Allowance	of Office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Other senior managers as a group (16 persons) (2006: 17 persons)	4,197	5,047	202	228	–	9,674	7,019

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rates were used: US$2: £1, Swiss Franc 2.4: £1, Hong Kong $15.59: £1. These were the average rates in effect during 2007.
1	In 2007, in addition to the bonus scheme detailed on page 16, the Remuneration Committee approved an additional one-off bonus to selected employees (excluding executive directors) on profits over and above a target trading profit.

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20 /	Remuneration report
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Directors’ pensions (audited)
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements. Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2007 and in 2008. He is entitled to a lump sum death-in-service benefit of four times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a salary cap of £112,800. He is entitled to a lump sum death-in-service benefit of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Contributions and allocations (including the cost of life cover) in respect of these directors in 2007 were:

		Company
		contribution
		in respect
		of period
	Age	£000

Tom Glocer	48	226

David Grigson	53	28

Devin Wenig	41	28

The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration Report Regulations 2002.

The total amount of contributions or accruals made in 2007 to provide pension and similar benefits for the directors was £369,981 (2006: £395,854) and for the executive directors and the other senior managers as a group was £1,312,580 (2006: £1,178,386).

These aggregate figures also include an accrual of £88,000 and £107,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

Directors’ interests in long-term plans (audited)

			Number at					Market			Number at
			1 Jan 2007		Number	Market	Number	price	Number	Number	31 Dec 2007
			(or later		granted	price	vested	per share	(released)	(lapsed)	(or earlier	End of
		Date of	date of		during	per share	during	at vesting	during	during	date of	qualifying	Expiry
	Plan	award	appointment	)	period	at grant	period[4]	date	period[4]	period	departure)	period	date

Thomas Glocer	LTIP1&2	20-Feb-02	234,974		–	–	–	–	–	(234,974)	–	31-Dec-06	01-Jan-07

		24-Feb-03	1,731,277		–	–	–	–	–	–	1,731,277	31-Dec-07	01-Jan-08

		23-Feb-04	544,094		–	–	544,094	£4.35	(544,094)	–	–	31-Dec-06	01-Jan-07

		11-Mar-05	417,228		–	–	–	–	–	–	417,228	31-Dec-07	01-Jan-08

		15-Mar-06	500,000		–	–	–	–	–	–	500,000	31-Dec-08	01-Jan-09

		13-Mar-07[3]	–		500,000	£4.42	–	–	–	–	500,000	31-Dec-09	01-Jan-10

Total			3,427,573		500,000		544,094		(544,094)	(234,974)	3,148,505

Devin Wenig	LTIP1&2	20-Feb-02	22,047		–	–	–	–	–	(22,047)	–	31-Dec-06	01-Jan-07

		24-Feb-03	200,000		–	–	–	–	–	–	200,000	31-Dec-07	01-Jan-08

		23-Feb-04	200,000		–	–	200,000	£4.35	(200,000)	–	–	31-Dec-06	01-Jan-07

		11-Mar-05	163,468		–	–	–	–	–	–	163,468	31-Dec-07	01-Jan-08

		15-Mar-06	250,000		–	–	–	–	–	–	250,000	31-Dec-08	01-Jan-09

		13-Mar-07[3]	–		300,000	£4.42	–	–	–	–	300,000	31-Dec-09	01-Jan-10

Total			835,515		300,000		200,000		(200,000)	(22,047)	913,468

David Grigson	LTIP1&2	20-Feb-02	37,205		–	–	–	–	–	(37,205)	–	31-Dec-06	01-Jan-07

		24-Feb-03	200,000		–	–	–	–	–	–	200,000	31-Dec-07	01-Jan-08

		23-Feb-04	200,000		–	–	200,000	£4.35	(200,000)	–	–	31-Dec-06	01-Jan-07

		11-Mar-05	163,468		–	–	–	–	–	–	163,468	31-Dec-07	01-Jan-08

		15-Mar-06	200,000		–	–	–	–	–	–	200,000	31-Dec-08	01-Jan-09

		13-Mar-07[3]	–		200,000	£4.42	–	–	–	–	200,000	31-Dec-09	01-Jan-10

Total			800,673		200,000		200,000		(200,000)	(37,205)	763,468

Notes:

1	See performance conditions attached to LTIP awards, as described on page 17 above.
2	LTIP awards to executive directors prior to 2004 are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years. For awards made in or prior to 2003, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.
LTIP 2002 did not meet performance conditions and therefore lapsed. Had the awards vested, they would have been released in March 2007.
LTIP 2003 and 2005 did not meet performance conditions and subsequently lapsed in February 2008.
3	2007 awards are described on page 17.
4	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

Reuters Group PLC Annual Report 2007

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Senior managers’ interests in long-term plans (audited)

			Number at					Market			Number at
			1 Jan 2007		Number	Market	Number	price	Number	Number	31 Dec 2007
			(or later		granted	price	vested	per share	(released )	(lapsed )	(or earlier		End of
		Date of	date of		during	per share	during	at vesting	during	during	date of		qualifying	Expiry
	Plan	award	appointment	)	period	at grant	period[4]	date	period[4]	period	departure	)	period	date

Other senior managers as a group (16 persons) (2006: 17 persons) [5]	LTIP1&2	20-Feb-02	96,017		–	–	–	–	–	(96,017)	–		31-Dec-06	01-Jan-07

		24-Feb-03	650,145		–	–	–	–	–	–	650,145		31-Dec-07	01-Jan-08

		23-Feb-04	290,022		–	–	290,022	£4.35	(290,022)	–	–		31-Dec-06	01-Jan-07

		03-Dec-04	92,368		–	–	92,368	£4.35	(92,368)	–	–		31-Dec-06	01-Jan-07

		11-Mar-05	336,602		–	–	–	–	–	–	336,602		31-Dec-07	01-Jan-08

		15-Mar-06	479,937		–	–	–	–	–	–	479,937		31-Dec-08	01-Jan-09

		02-Aug-06	64,000		–	–	–	–	–	–	64,000		31-Dec-08	01-Jan-09

		13-Mar-07	–		884,556	£4.42	–	–	–	–	884,556		31-Dec-09	01-Jan-10

	RSP[3]	27-Aug-04	52,450		–	£3.21	26,225	£6.32	(26,225)	–	26,225		27-Aug-06	27-Aug-08

		03-Dec-04	17,238		–	£3.89	8,619	£6.32	(8,619)	–	8,619		03-Dec-06	03-Dec-08

		11-Mar-05	158,235		–	£4.19	52,745	£4.42	(52,745)	–	105,490		11-Mar-06	11-Mar-09

		02-Aug-05	14,724		–	£3.89	4,908	£6.09	(4,908)	–	9,816		02-Aug-06	02-Aug-09

		15-Mar-06	292,867		–	£3.93	168,637	£4.28	(168,637)	–	124,230		15-Mar-07	15-Mar-10

		13-Mar-07	–		293,124	–	–	–	–	–	293,124		13-Mar-08	13-Mar-11

		07-Aug-07	–		131,252	–	–	–	–	–	131,252		07-Aug-08	07-Aug-11

Total			2,544,605		1,308,932		643,524		(643,524)	(96,017)	3,113,996

Notes:
1	See performance conditions attached to LTIP awards, as described on page 17 above.
2	For awards made in or prior to 2004, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.
LTIP 2002 did not meet performance conditions and therefore lapsed. Had the awards vested, they would have been released in March 2007.
LTIP 2003 and 2005 did not meet performance conditions and subsequently lapsed in February 2008.
3	The restricted share plan was introduced in 2004. Restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT. The indicated awards were made prior to the appointment of the relevant individuals as GLT members. RSP awards were also made to GLT members in lieu of the DSOP awards due to them in August 2007. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2007 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.
4	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).
5	Other senior managers as a group were 15 persons at 1 January 2007 and were 15 persons at 31 December 2007. Lee Ann Daly and David Craig were appointed to GLT on 1 January 2007 and 1 March 2007 respectively. Alex Hungate resigned on 30 September 2007.

Reuters Group PLC Annual Report 2007

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22 /	Remuneration report
continued

Share options granted to directors (audited)

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Thomas Glocer[6]	DSOP[3]	20-Feb-02	£5.28	461,295	–	–	–	(461,295)	–	20-Feb-07	20-Feb-12

		02-Aug-02	£2.66	915,654	–	–	–	(915,654)	–	02-Aug-07	02-Aug-12

		24-Feb-03	£1.35	1,307,514	–	–	(1,307,514)	–	–	24-Feb-06	24-Feb-13

		04-Aug-03	£2.45	706,594	–	–	(706,594)	–	–	04-Aug-06	04-Aug-13

		23-Feb-04	£4.07	789,430	–	789,430	(789,430)	–	–	23-Feb-07	23-Feb-14

		27-Aug-04	£3.21	1,000,928	–	1,000,928	(1,000,928)	–	–	27-Aug-07	27-Aug-14

		11-Mar-05	£4.19	719,473	–	–	–	–	719,473	11-Mar-08	11-Mar-15

		02-Aug-05	£3.89	774,959	–	–	–	–	774,959	02-Aug-08	02-Aug-15

		15-Mar-06	£3.93	625,000	–	–	–	–	625,000	15-Mar-09	15-Mar-16

		02-Aug-06	£3.93	625,000	–	–	–	–	625,000	02-Aug-09	02-Aug-16

		13-Mar-07[5]	£4.42	–	625,000	–	–	–	625,000	13-Mar-10	13-Mar-17

		07-Aug-07[5]	£6.19	–	625,000	–	–	–	625,000	07-Aug-10	07-Aug-17

	SAYE[4]	07-Apr-04	£3.14	1,200	–	1,200	(1,200)	–	–	01-Jun-07	01-Dec-07

		14-Apr-05	£3.33	569	–	–	–	–	569	01-Jun-08	01-Dec-08

		10-Apr-06	£3.14	1,191	–	–	–	–	1,191	01-Jun-09	01-Dec-09

		03-Apr-07[5]	£3.53	–	1,070	–	–	–	1,070	01-Jun-10	01-Dec-10

Total				7,928,807	1,251,070	1,791,558	(3,805,666)	(1,376,949)	3,997,262

Devin Wenig[6]	DSOP[3]	27-Dec-002&3	£11.39	6,913	–	–	–	(6,913)	–	27-Dec-01	27-Dec-07

		25-Jun-012&3	£8.62	9,135	–	–	–	–	9,135	25-Jun-02	25-Jun-11

		20-Feb-022&3	£5.28	25,936	–	–	–	–	25,936	20-Feb-03	20-Feb-12

		02-Aug-022&3	£2.66	200,000	–	–	–	–	200,000	02-Aug-03	02-Aug-12

		24-Feb-03	£1.35	200,000	–	–	–	–	200,000	24-Feb-06	24-Feb-13

		04-Aug-03	£2.45	200,000	–	–	–	–	200,000	04-Aug-06	04-Aug-13

		23-Feb-04	£4.07	122,950	–	122,950	–	–	122,950	23-Feb-07	23-Feb-14

		27-Aug-04	£3.21	155,892	–	155,892	–	–	155,892	27-Aug-07	27-Aug-14

		11-Mar-05	£4.19	281,886	–	–	–	–	281,886	11-Mar-08	11-Mar-15

		02-Aug-05	£3.89	303,625	–	–	–	–	303,625	02-Aug-08	02-Aug-15

		15-Mar-06	£3.93	325,000	–	–	–	–	325,000	15-Mar-09	15-Mar-16

		02-Aug-06	£3.93	325,000	–	–	–	–	325,000	02-Aug-09	02-Aug-16

		13-Mar-07[5]	£4.42	–	375,000	–	–	–	375,000	13-Mar-10	13-Mar-17

		07-Aug-07[5]	£6.19	–	375,000	–	–	–	375,000	07-Aug-10	07-Aug-17

	SAYE[4]	07-Apr-04[1]	$7.27	1,200	–	1,200	(1,200)	–	–	01-Jun-07	01-Dec-07

		14-Apr-05[1]	$7.93	1,134	–	–	–	–	1,134	01-Jun-08	01-Dec-08

Total				2,158,671	750,000	280,042	(1,200)	(6,913)	2,900,558

David Grigson[6]	DSOP[3]	20-Feb-02	£5.28	75,757	–	–	–	(75,757)	–	20-Feb-07	20-Feb-12

		02-Aug-02	£2.66	150,375	–	–	–	(150,375)	–	02-Aug-07	02-Aug-12

		24-Feb-03	£1.35	200,000	–	–	–	–	200,000	24-Feb-06	24-Feb-13

		04-Aug-03	£2.45	200,000	–	–	–	–	200,000	04-Aug-06	04-Aug-13

		23-Feb-04	£4.07	122,950	–	122,950	–	–	122,950	23-Feb-07	23-Feb-14

		27-Aug-04	£3.21	155,892	–	155,892	–	–	155,892	27-Aug-07	27-Aug-14

		11-Mar-05	£4.19	281,886	–	–	–	–	281,886	11-Mar-08	11-Mar-15

		02-Aug-05	£3.89	303,625	–	–	–	–	303,625	02-Aug-08	02-Aug-15

		15-Mar-06	£3.93	250,000	–	–	–	–	250,000	15-Mar-09	15-Mar-16

		02-Aug-06	£3.93	250,000	–	–	–	–	250,000	02-Aug-09	02-Aug-16

		13-Mar-07[5]	£4.42	–	250,000	–	–	–	250,000	13-Mar-10	13-Mar-17

		07-Aug-07[5]	£6.19	–	250,000	–	–	–	250,000	07-Aug-10	07-Aug-17

	SAYE[4]	07-Apr-04	£3.14	1,200	–	1,200	(1,200)	–	–	01-Jun-07	01-Dec-07

		14-Apr-05	£3.33	569	–	–	–	–	569	01-Jun-08	01-Dec-08

		03-Apr-07[5]	£3.53	–	1,070	–	–	–	1,070	01-Jun-10	01-Dec-10

Total				1,992,254	501,070	280,042	(1,200)	(226,132)	2,265,992

Notes:
1	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on The NASDAQ Global Select Market. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.
2	The indicated awards were made prior to the appointment of the relevant individual as an executive director. The DSOP options granted prior to the appointment as an executive director have no performance condition.
3	Save as disclosed in note 2 above, exercise of each DSOP award is conditional on the performance criteria described on page 17. Performance conditions were varied during 2006 as described on page 17.
4	Options granted under the SAYE Plan have no performance conditions.
5	2007 awards are described on page 17.
6	There were total gains of £14,904,955.09 on the exercise of share options in 2007 (2006: £27,384).
At 31 December 2007, the market close price of our shares was 637.00 pence per share and $76.09 per ADS. The highest prices during the year were 668.50 pence per share and $83.70 per ADS and the lowest were 418.89 pence per share and $48.18 per ADS.

Reuters Group PLC Annual Report 2007

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Remuneration report / 23
continued

Share options granted to senior managers (audited)

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Other senior managers as a group (16 persons) (2006: 17 persons) [4]	DSOP[3]	27-Dec-00	£11.39	25,414	–	–	–	(19,883)	5,531	27-Dec-01	27-Dec-07

		25-Jun-01	£8.62	54,347	–	–	–	–	54,347	25-Jun-02	25-Jun-11

		21-Dec-01	£6.92	15,425	–	–	–	–	15,425	21-Dec-02	21-Dec-11

		20-Feb-02	£5.28	5,697	–	–	–	(5,697)	–	20-Feb-03	20-Feb-07

		20-Feb-02	£5.28	107,260	–	–	(23,148)	–	84,112	20-Feb-03	20-Feb-12

		02-Aug-02	£2.66	641,708	–	–	(200,000)	–	441,708	02-Aug-03	02-Aug-12

		24-Feb-03	£1.35	277,775	–	105,893	(103,575)	–	174,200	24-Feb-04	24-Feb-13

		01-Apr-03	£1.08	18,750	–	18,750	–	–	18,750	01-Apr-04	01-Apr-13

		04-Aug-03	£2.45	501,250	–	170,625	(142,500)	–	358,750	04-Aug-04	04-Aug-13

		23-Feb-04	£4.07	277,375	–	69,344	(63,750)	–	213,625	23-Feb-05	23-Feb-14

		27-Aug-04	£3.21	199,064	–	49,766	(61,812)	–	137,252	27-Aug-05	27-Aug-14

		11-Mar-05	£4.19	113,308	–	28,327	(36,162)	–	77,146	11-Mar-06	11-Mar-15

		02-Aug-05	£3.89	122,044	–	30,511	(38,950)	–	83,094	02-Aug-06	02-Aug-15

		15-Mar-06	£3.93	148,000	–	37,000	(17,750)	–	130,250	15-Mar-07	15-Mar-16

		02-Aug-06	£3.93	233,000	–	58,250	(17,750)	–	215,250	02-Aug-07	02-Aug-16

		13-Mar-07	£4.42	–	731,032	–	–	–	731,032	13-Mar-08	13-Mar-17

	SAYE[1]	11-Apr-02	£4.48	2,216	–	2,216	(2,216)	–	–	01-Jun-07	01-Dec-07

		11-Apr-02[2]	$8.05	1,806	–	1,806	(1,806)	–	–	01-Jun-07	01-Dec-07

		07-Apr-04	£3.14	7,200	–	7,200	(7,200)	–	–	01-Jun-07	01-Dec-07

		07-Apr-04[2]	$7.27	1,200	–	1,200	(1,200)	–	–	01-Jun-07	01-Dec-07

		14-Apr-05	£3.33	3,072	–	–	–	–	3,072	01-Jun-08	01-Dec-08

		10-Apr-06	£3.14	3,554	–	–	–	–	3,554	01-Jun-09	01-Dec-09

		10-Apr-06[2]	$6.77	1,188	–	–	–	(1,188)	–	01-Jun-09	01-Dec-09

		03-Apr-07	£3.53	–	7,215	–	–	–	7,215	01-Jun-10	01-Dec-10

Total				2,760,653	738,247	580,888	(717,819)	(26,768)	2,754,313

Notes:
1	Options granted under the SAYE Plan have no performance conditions.
2	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on NASDAQ. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.
3	The DSOP was approved by the shareholders in April 2001. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2007 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.
4	Other senior managers as a group were 15 persons at 1 January 2007 and were 15 persons at 31 December 2007. Lee Ann Daly and David Craig were appointed to GLT on 1 January 2007 and 1 March 2007 respectively. Alex Hungate resigned on 30 September 2007.
At 31 December 2007, the market close price of our shares was 637.00 pence per share and $76.09 per ADS. The highest prices during the year were 668.50 pence per share and $83.70 per ADS and the lowest were 418.89 pence per share and $48.18 per ADS.

Reuters Group PLC Annual Report 2007

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24 /	Remuneration report
continued

Directors’ interests in ordinary shares
The total interests of the current directors in issued share capital and in shares underlying options and incentive plans are shown below as at 10 March 2008. No director or senior manager beneficially owns 1% or more of Reuters issued share capital. Interests in ordinary shares (excluding options and interests in long-term incentive plans disclosed above) held at 1 January 2007 and 31 December 2007 are also shown for directors in office at 31 December 2007. Directors were the beneficial owners of all shares except 52,451 shares held by a trust of which Tom Glocer and his family are beneficiaries, 389 shares held by Niall FitzGerald’s daughter and 6,416 shares held by the spouse of a GLT member.

			Interests at 10 March 2008

	Interests	Interests
	at	at 31
	1 January	December
	2007	2007		Long-term
	Shares [1]	Shares	Shares	incentives	Options

Niall FitzGerald, KBE	80,389	80,389	80,389	–	–

Tom Glocer	401,345	1,889,515	1,889,515	1,000,000	3,997,262

David Grigson	67,630	186,625	186,625	400,000	2,265,992

Devin Wenig	105,843	217,219	217,219	550,000	2,900,558

Lawton Fitt	25,000	25,000	25,000	–	–

Penny Hughes	2,392	2,392	2,392	–	–

Ed Kozel[2]	7,500	n/a	n/a	–	–

Sir Deryck Maughan	0	0	0	–	–

Nandan Nilekani	0	0	0	–	–

Ken Olisa	2,550	2,550	2,550	–	–

Dick Olver	10,000	10,000	10,000	–	–

Ian Strachan	15,500	15,500	15,500	–	–

Other senior managers as a group (15 persons)[3]	349,125	578,183	578,183	2,009,910	2,220,573

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure.
1	Or date of appointment if later than 1 January 2007.
2	Ed Kozel resigned as a director on 27 April 2007.
3	Other senior managers as a group were 15 persons at 1 January 2007, 31 December 2007 and 10 March 2008. During the year the following changes took place: Simon Walker stepped down from GLT and John Alcantara, Lee Ann Daly and David Schlesinger were appointed to GLT on 1 January 2007, David Craig was appointed to GLT on 1 March 2007 and Alex Hungate resigned on 30 September 2007.

On 11 March 2008, shares were released to senior managers from the March 2005 RSP.
On 13 March 2008 shares were released to senior managers from the March 2007 RSP.
On 17 March 2008, shares were released to senior managers from the March 2006 RSP.
On 11 March 2008, the share options awards under the 2005 DSOP vested for Tom Glocer, Devin Wenig and David Grigson.
On 11 March 2008, 25% of the 2005 DSOP awards made to senior managers vested.
On 13 March 2008, 25% of the 2007 DSOP awards made to senior managers vested.
On 17 March 2008, 25% of the 2006 DSOP awards made to senior managers vested.
On 18 March 2008, Devin Wenig exercised 1,186,664 options granted under the Discretionary Share Option Plan in 2003 to 2005. All shares were retained.
On 18 March 2008, a senior manager exercised options granted under the Discretionary Share Option Plan in 2002 to 2004. All shares were retained.

On behalf of the Board
Ian Strachan
Chairman of the Remuneration Committee, 19 March 2008

Reuters Group PLC Annual Report 2007

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Corporate governance / 25

The following sections of this report deal with Reuters corporate governance and how the company complies with the requirements of the UK Companies Act 1985 (the ‘UK Companies Act’) and 2006 Combined Code, the Nasdaq Global Select Market (NASDAQ) listing rules and the SEC’s rules under the Sarbanes-Oxley Act.

1.1 Compliance with the UK and US rules on governance
The listing rules of the UK Listing Authority of the FSA require UK-listed companies to report on their governance practices and on the extent to which they comply with the provisions set out in the Combined Code on Corporate Governance. As Reuters shares are also traded on NASDAQ we are required to comply with NASDAQ’s listing rules and the SEC’s governance rules. In this section of the report we describe how we comply with these requirements and where we do not comply, we explain why not.

Throughout 2007, Reuters has complied with the 2006 Combined Code on Corporate Governance, save that no individual member of the Audit Committee has been identified by the Board as having ‘recent and relevant financial experience’ (code principle C 3.1) . However, in common with all the non-executive directors, the members of the Audit Committee are experienced and influential individuals, having the skills described in their biographies in ‘Directors and senior managers’ (see pages 13-15) and the Board considers that, collectively, the members have the attributes required to discharge properly the Committee’s responsibilities.

Reuters also complies with all SEC and NASDAQ governance requirements, with the exception of two provisions of the NASDAQ governance rules. The company has received waivers from NASDAQ to both exceptions on the basis that compliance with the rules would be contrary to standard UK business practice. Since 1988, Reuters has operated under a waiver of NASDAQ’s requirement that all shareholder meetings require a quorum of at least one-third of outstanding voting shares; instead, the company’s Articles of Association (Articles) provide, as is typical for English public companies, that a quorum shall consist of any two shareholders. In 2004 the company also received a waiver from NASDAQ’s provisions requiring shareholder approval of employee share-based incentive schemes. Reuters seeks and has received shareholder approval of its employee share-based incentive schemes to the extent required by UK regulation, including the Listing Rules.

While the company’s auditors, PricewaterhouseCoopers LLP, are not required to form an opinion on the effectiveness of the company’s corporate governance procedures, they are required to review whether this corporate governance statement reflects the company’s compliance with nine of the Combined Code’s provisions as specified by the Listing Rules. These provisions are contained within section C of the 2006 Combined Code, which relates to Accountability and Audit. Having conducted a review, PricewaterhouseCoopers LLP are obliged to report if they consider that this statement does not reflect such compliance. No such report has been made.

1.2	A. The Board
1.2.1	Composition of the Board
“Every company should be headed by an effective board, which is collectively responsible for the success of the company.”

(2006 Combined Code – Main Principle A.1)

“The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals dominate the board’s decision taking.”
(2006 Combined Code – Main Principle A.3)

The Board comprises a non-executive Chairman, 7 non-executive directors and 3 executive directors. Further details of the Board’s composition and the company’s assessment of the independence of its directors are set out in the table below. Biographies of the directors and details of their other commitments are set out on pages 13-14. Biographies of Reuters senior managers are set out on page 15.

			Independent
		No. of years	(as determined	Audit	Nominations	Remuneration
Name	Position	on Board	by the Board)	Committee	Committee	Committee

L Fitt	Non-executive Director and Chairman of Audit Committee	3	Yes	Yes	No	No
				(Chairman)

N FitzGerald	Chairman and Chairman of Nominations Committee	5	Yes	No	Yes (Chairman)	No

T Glocer	CEO	6	No	No	No	No

D Grigson	CFO	7	No	No	No	No

P Hughes	Non-executive Director	3	Yes	No	No	Yes

D Maughan	Non-executive Director	2	Yes	No	No	Yes

N Nilekani	Non-executive Director	1	Yes	Yes	No	No

K Olisa	Non-executive Director	3	Yes	Yes	No	No

D Olver	Non-executive Director and Senior Independent Director	10	Yes	Yes	Yes	No

I Strachan	Non-executive Director and Chairman of Remuneration Committee	7	Yes	No	Yes	Yes (Chairman)

D Wenig	COO	4	No	No	No	No

The quality of the individual directors, the balance of the Board’s composition and the dynamics of the Board as a group, ensure both the Board’s effectiveness and the inability of an individual or small group to dominate the Board’s decision making.

The Board has determined that each of the non-executive directors is independent in character and judgement by reason of his or her personal qualities, and that each of the non-executive directors is ‘independent’ as that term is defined in NASDAQ and SEC governance requirements. Particular consideration was given to the assessment of Dick Olver’s independence since he has now been on the Reuters Board for more than nine years. Dick was asked by the Chairman to remain on the Board because of his experience, wisdom and his effectiveness as a non-executive director.

Reuters Group PLC Annual Report 2007

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26 /	Corporate governance

1.3	Board responsibilities and process
“There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for running the company’s business. No one individual should have unfettered powers of decision.”
(2006 Combined Code – Main Principle A.2)

There is a clear division of responsibilities between the running of the Board, which is the Chairman’s responsibility, and the running of Reuters business, which is the CEO’s responsibility, with the Board having oversight. The division of responsibilities is set out in a document approved by the Board. The Board is responsible for the success of the Group within a framework of controls which enables risk to be assessed and managed. Its aim is for the Group to achieve profitable growth within an acceptable risk profile.

All directors are equally accountable for the proper stewardship of the company and share responsibility for maintaining the company’s high standards of ethics and integrity. The non-executive directors contribute particularly by challenging constructively the company’s strategy and performance, management’s assessment of risk, the integrity of internal controls and by ensuring appropriate remuneration and succession planning arrangements are in place.

The Senior Independent Director, Dick Olver, is responsible for undertaking the annual review of the Chairman’s performance and he chairs the Nominations Committee when considering the role of Chairman. The Senior Independent Director also makes himself available to shareholders to discuss any matters.

The CEO is assisted by the GLT in managing the business. It comprises the three executive directors and the senior managers listed on page 13. A Disclosure Committee, chaired by the CEO, reviews the Group’s trading statements and financial results and considers the effectiveness of the Group’s disclosure controls and procedures. Its members comprise the CEO, the CFO, the General Counsel and Company Secretary, the Global Head of Business Assurance, the Global Head of Finance, the Head of External Reporting, the Global Head of Compliance & General Counsel for the Americas, the Global Head of Investor Relations and the Global Head of External Communications. A sub-committee meets on an ad hoc basis to address disclosure matters arising between reporting periods.

A schedule of matters reserved for the Board’s decision identifies those matters that the Board does not delegate to management. It includes the approval of corporate objectives, strategy and the budget, significant transactions and matters relating to share capital.

The Board delegates specific responsibilities to the Audit, Remuneration and Nominations Committees. Each Committee has its own terms of reference set by the Board. These are available on request from the Company Secretary or at www.about.reuters.com/csr/corporategovernance. Reports of the Audit and Remuneration Committee are set out on pages 29 and 16 and the activities of the Nominations Committee are described on 27.

All directors have access to the services of the Company Secretary who is appointed by, and can only be removed by, the Board. The directors may take independent professional advice at the company’s expense. None of the directors sought such advice during 2007. Reuters provides insurance cover and indemnities for its directors and officers.

The Board met eleven times in 2007 and held a two-day strategy meeting with senior management in Beijing, China. The Chairman routinely meets with non-executive directors, without the executive directors present, after each Board meeting. Attendance by individual directors at Board and Committee meetings during 2007 is set out in the table below.

Attendance at meetings
	Attendance at		Attendance	Attendance
	Board meetings	Attendance at Audit	at Remuneration	at Nominations
	(11 meetings +	Committee meetings	Committee meetings	Committee meetings
Name	Awayday in 2007)	(7 meetings in 2007)	(6 meetings in 2007)	(1 meeting in 2007)

L Fitt	Full attendance	Full attendance	n/a	n/a

N FitzGerald	Full attendance	n/a	n/a	Full attendance

T Glocer	Full attendance	n/a	n/a	n/a

D Grigson	Full attendance	n/a	n/a	n/a

P Hughes	Full attendance	n/a	Full attendance	n/a

D Maughan	Full attendance	n/a	Absent 1	n/a

N Nilekani	Absent 3	Absent 3	n/a	n/a

K Olisa	Full attendance	Full attendance	n/a	n/a

D Olver	Absent 2	Full attendance	n/a	Full attendance

I Strachan	Full attendance	n/a	Full attendance	Full attendance

D Wenig	Full attendance	n/a	n/a	n/a

Niall FitzGerald attended three Remuneration Committee meetings at the invitation of the Remuneration Committee chairman.

The CEO attended four Remuneration Committee meetings at the invitation of the Remuneration Committee chairman and one Audit Committee meeting at the invitation of the Audit Committee chairman.

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Corporate governance / 27

1.4  Appointments to the Board
“There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.”
(2006 Combined Code – Main Principle A.4)

The Nominations Committee leads the process for Board appointments and makes recommendations to the Board. In 2007 the Committee met once and considered the composition of the Board and what attributes would be particularly desirable in future candidates for Board seats. Under the terms of reference of the Committee, which are available on www.about.reuters.com, a director may not be involved in any decision concerning him or his successor. The Committee has appointed an external adviser to assist it in its work in identifying potential candidates for non-executive directorships.

1.5  Information and directors’ induction and training
“The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge.”
(2006 Combined Code – Main Principle A.5)

During 2007 Nandan Nilekani, who joined Reuters Board on 1 January 2007, received a series of induction briefings to gain insights into the company. Nandan, like the other directors, has been supplied with Reuters products.

Ongoing training for directors is available as appropriate. The company’s legal advisers and auditors provide briefings to the directors from time to time. During 2007 the directors received briefings on their roles and responsibilities in the context of the offer by The Thomson Corporation. Guest speakers are occasionally invited to join Board dinners to discuss topics of interest with the directors and opportunities are provided for non-executive directors to meet with shareholders, customers and others involved in Reuters business.

The Chairman is responsible for ensuring that directors receive accurate, timely and clear information. Regular and ad hoc reports and presentations are prepared and circulated to the directors a week in advance of Board meetings, together with minutes and papers relating to the Board’s committees. The directors also receive a monthly performance report which summarises financial and operational performance and provides updates on key programmes within the business.

1.5.1 Board performance evaluation
“The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.”
(2006 Combined Code – Main Principle A.6)

The 2007 Board effectiveness review was similar in format to the 2005 and 2006 reviews in that:

•	the Chairman reviewed the performance of the CEO and each individual director;

•	the CEO reviewed the performance of the CFO and the COO; and

•	Dr Annie McKee of the Teleos Leadership Institute facilitated a Board effectiveness review in which the performance of the Board as a whole, of the Board committees, and of the Chairman and the CEO was considered.

The format of the reviews was interviews with the directors and others involved in the work of the Board and its committees, the output from which was thematically analysed and discussed with the person or group being reviewed, the Board as a whole, as well as with the Chairman.

1.5.2 Re-election of directors
“All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board.”
(2006 Combined Code – Main Principle A.7)

The Articles provide that at each AGM any director appointed since the last AGM shall stand for election by the shareholders and one third of the directors shall retire from office by rotation and be eligible for re-election by the shareholders.

1.6 B. Remuneration of directors
The 2006 Combined Code has a section covering remuneration principles. Reuters compliance with those principles is described in the directors’ Remuneration report on pages 16 to 24.

1.7 C. Accountability and audit:
1.7.1 Directors’ statement of responsibility
“The board should present a balanced and understandable assessment of the company’s position and prospects.”
(2006 Combined Code – Main Principle C.1)

The directors are responsible for ensuring that the Directors’ report and the consolidated financial statements of the company and its subsidiaries (the Group) and parent company financial statements for Reuters Group PLC are prepared in accordance with applicable laws and regulations. The financial statements for each financial year must give a true and fair view of the state of affairs of the Group as at the end of the financial year and of the profit and cash flows of the Group for the period.

The company has complied with UK disclosure requirements in this report in order to present a true and fair view to all shareholders. In preparing the financial statements, applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made where appropriate.

The directors have reviewed the budget and cash flow forecasts for the Group for the year to 31 December 2008 and outline projections for the subsequent year in the light of the financial position and borrowing facilities at 31 December 2007. On the basis of this review, the directors are satisfied that Reuters Group is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

The Group has a number of contracts that are subject to change of control clauses, including those that relate to the Group’s debt facilities. On the completion of the transaction, the directors anticipate that the Group’s current facilities will be cancelled as the financing arrangements of Thomson Reuters are considered sufficient to meet the working capital of the combined Group for at least twelve months.

1.7.2 Internal control
“The board should maintain a sound system of internal control to safeguard shareholders’ investment and the company’s assets.”
(2006 Combined Code – Main Principle C.2)

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28 /	Corporate governance

The directors acknowledge their responsibility for the company’s system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the Guidance on Internal Control (the Turnbull Guidance 2005) contained in the 2006 Combined Code. The Board confirms that it has a process for identifying, evaluating and managing significant risks faced by the company. This process, which accords with the Turnbull Guidance 2005, has been in place for the full financial year and is ongoing. The control system includes:

•	objective setting, risk assessment and monitoring of performance at both strategic and business unit levels though a process known within the company as ‘mission analysis’;

•	the use of ‘balanced scorecards’ to track performance against targets relating to the financial, business, people and customer aspects of the company’s business;

•	written policies and control procedures;

•	monthly reporting to the Board and senior management which, amongst other things, tracks performance against the annual budget;

•	systems to communicate rapidly to appropriate managers (or directors where appropriate) incidents requiring immediate attention; and

•	review meetings by the CEO and CFO or COO with each GLT member which cover the performance, risks and controls for which the GLT member is responsible.

In a group of the size, complexity and geographical diversity of Reuters it should be expected that breakdowns in established control procedures might occur. There are supporting policies and procedures for reporting and management of control breakdowns. The Board considers that the control system is appropriately designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits.

Using a common risk management framework throughout Reuters, each of the principal business and functional units summarises the risks that could impede the achievement of its objectives. For each significant risk, line managers document an overview of the risk, how it is managed and any improvement actions required. A document called a ‘risk radar’ is created which sets out the main strategic and operational risks that have been identified. This document is reviewed by the GLT and the Board. For more information, see page 11.

At the year end, before producing the above statement on internal control in the Annual Report, the CEO and CFO meet with members of the GLT and others to consider formally the operation and effectiveness of the company’s risk management and financial, operational and compliance internal control systems as well as its disclosure controls and procedures. This review includes consideration of compliance self-assessment reports from line management and covers each of the most significant risks the company faces and how well these are controlled and managed. The CEO and the CFO report on the results of this review to the Audit Committee and to the Board. The Disclosure Committee (described on page 26) supports the process by reviewing disclosure controls and procedures.

In addition to the management review procedures, the Group monitors its internal financial control system through a programme of internal audits. Internal auditors independently review the controls in place to manage significant risks and report to the Audit Committee approximately four times a year. The Audit Committee reviews the assurance procedures annually, including compliance controls, and reports its findings to the Board. The Group’s external auditors, PricewaterhouseCoopers LLP, have audited the financial statements and have reviewed the work of internal auditors and the internal control systems to the extent they consider necessary to support their audit report. In 2007 management commissioned a report on Reuters internal control environment from Independent Audit Limited, an independent consultancy. The Audit Committee was satisfied with the report’s findings. The Audit Committee also met the internal auditors and PricewaterhouseCoopers LLP to discuss the results of their work.

Reuters management carried out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. These are designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files under the US Securities Exchange Act of 1934 is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at 31 December 2007 to a reasonable assurance level (within the meaning of the US federal securities laws). No changes were made in the Group’s internal control over financial reporting during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

1.8  Management’s report on internal control over financial reporting
In accordance with section 404 of the Sarbanes-Oxley Act, the following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the US Securities Exchange Act of 1934).

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with generally accepted accounting principles.

The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Group; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions,

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Corporate governance / 29

or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as of 31 December 2007, the Group’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP has audited the consolidated financial statements of the Group for the financial year ended 31 December 2007 and the effectiveness of the Group’s internal controls over financial reporting; their report is included herein.

1.9  Audit Committee and auditors
“The board should establish formal and transparent arrangements for considering how they apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors.”
(2006 Combined Code – Main Principle C.3)

Reuters adherence to this principle is described in the Audit Committee report below.

1.10  Audit Committee report
1.10.1 Members
Members of the Committee during 2007 were Dick Olver, Lawton Fitt (Chairman), Nandan Nilekani and Ken Olisa. The Board has determined that the Audit Committee does not at present include a member who is an ‘audit committee financial expert’, as defined in the Sarbanes-Oxley Act and related SEC rules because the Board considers that none of the members clearly meets all the criteria set out in the relevant definitions nor has the Board identified a member of the Committee as having recent and relevant financial experience. However, the Board considers that collectively the members have the requisite skills and attributes to enable the Committee properly to discharge its responsibilities. The Company Secretary is secretary to the committee.

1.10.2 Responsibilities
Each year, the Audit Committee reviews and, as appropriate, actively engages in the processes for financial reporting, internal control, risk assessment, audit and compliance assurance, the independence of the company’s external auditors and the effectiveness of the company’s system of accounting, its internal financial controls and the internal and external audit functions.

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•	the oversight responsibilities described in the above paragraph and for reviewing compliance with laws, regulations, the company’s code of conduct and policies;

•	approving related party transactions to the extent required under NASDAQ rules;

•	monitoring the integrity of the company’s financial statements and any announcements relating to the company’s financial performance and reviewing significant financial reporting judgments contained in them;

•	monitoring and reviewing the effectiveness of the company’s internal audit function;

•	making recommendations to the Board, for it to put to the shareholders for their approval, regarding the appointment, re-appointment and removal of the external auditor and approving the remuneration and terms of engagement of the external auditor;

•	reviewing and monitoring the external auditor’s independence and the effectiveness of the audit process and developing and implementing policy on the engagement of the external auditor to supply permissible non-audit services; and

•	overseeing the receipt, review and treatment of complaints received regarding accounting, internal accounting controls, auditing and compliance matters, whether through the company’s ‘whistleblower’ confidential helpline or otherwise.

1.10.3 Activities
The Committee met seven times in 2007 with the CEO, the CFO, other officers and the auditors attending as required. The auditors have unrestricted access to the Audit Committee and met after four of the 2007 Committee meetings privately with the Committee members, as did the Global Head of Business Assurance.

The Chairman of the Audit Committee meets with the Global Head of Business Assurance and with the external auditors before each Audit Committee meeting. All members of the Audit Committee attended every Committee meeting during the year, except for Nandan Nilekani, who was absent from three meetings. The Committee reports its activities and makes recommendations to the Board. During 2007 the Committee discharged the responsibilities set out in its terms of reference. Its activities included:

•	formally reviewing the draft annual report and interim statement, respectively, and associated announcements, focusing on the main areas of judgement and critical accounting policies;

•	reviewing the findings of the external auditors and the report of the Global Head of Business Assurance on internal audit activities;

•	reviewing the effectiveness of internal control systems and the risk management process and considering how those were changing as a result of the introduction of centralised back-office functions;

•	paying particular attention throughout the year to the work being undertaken in connection with section 404 of the Sarbanes-Oxley Act;

•	receiving the report of the CEO and the CFO on the processes followed prior to certification being given by them in connection with sections 302, 404 and 906 of the Sarbanes-Oxley Act;

•	reviewing the external audit strategy and the external auditors’ report to the Committee in respect of the annual report and interim statement;

•	considering the directors’ duties under Section 234ZA of the UK Companies Act 1985, regarding disclosure of information to the company’s auditors;

•	keeping under review the proportion of non-audit fees to audit fees paid to the auditors and giving pre-approval to permissible non-audit work undertaken by the auditors;

•	reviewing the effectiveness of the internal and external auditors;

•	reviewing the compliance programme, including the whistleblower programme; and

•	reviewing a report on the company’s corporate responsibility activities.

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30 /	Corporate governance

The Board adopted a code of ethics for the company’s CEO and senior financial officers in 2003 (revised in 2005), in addition to the company’s general code of conduct. No material amendments to, or waivers in respect of, either code were made during 2007. Copies of the codes are available on request from the Company Secretary and can be viewed at www.about.reuters.com.

The Committee monitors adherence to the company’s auditor independence policy, which prohibits Group entities from engaging the auditors in activities prohibited by the SEC or the US Public Company Accounting Oversight Board. The policy permits the auditors to be engaged for other services provided the engagement is specifically approved in advance by the Committee or is approved by the CFO and meets the detailed criteria of specific pre-approved activities and is notified to the Committee. However, any services where the expected level of fees is greater than £150,000 or the expected term is longer than one year, must be approved in advance by the Committee.

For details regarding fees paid to the Group’s auditors, see note 3 to the financial statements on page 62.

The Committee may engage, at the company’s expense, independent counsel and other advisers as it deems necessary to carry out its duties. None was engaged during the year.

Lawton Fitt
Chairman, Audit Committee
19 March 2008

1.11 Disclosure of information to the auditors
So far as each director is aware, there is no relevant audit information of which the auditors are unaware; and each director has taken all steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information. This confirmation is given pursuant to section 234ZA of the UK Companies Act 1985.

1.12 D. Relations with shareholders
“There should be a dialogue with shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.”
(2006 Combined Code – Main Principle D.1)

The executive directors meet regularly with institutional shareholders and analysts. Non-executive directors are offered the opportunity to attend meetings with major shareholders and from time to time some attend the presentations of the annual results to analysts. No shareholders asked to meet with Dick Olver, the Senior Independent Director, during the year.

An investor relations department is dedicated to facilitating communications between the company and its shareholders. In the last three years, Reuters has received several awards for investor relations, including the IR Magazine award in each of those years for best investor relations in the media sector. It provides a regular report on investor relations as part of the routine Board report materials. The company’s AGM is used as an opportunity to communicate with private investors. The chairmen of each of the Board committees are available to answer questions at the AGM, and all directors are expected to attend the AGM. At the AGM the level of proxies lodged on each resolution and the balance for and against the resolution and the number of votes withheld are announced after the resolution has been voted on. At the 2005 AGM, voting using a poll for all resolutions was introduced to replace voting by a show of hands as the Board considers poll voting gives a better representation of shareholders’ views.

By order of the Board

Rosemary Martin
General Counsel and Company Secretary
19 March 2008

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Operating and financial review / 31

Financial review
Non-GAAP measures
A number of measures used in the following commentary and elsewhere in this report are ‘non-GAAP’ figures, which are business performance measures used to manage the business, that supplement the IFRS-based headline numbers. These include ‘underlying change’, ‘constant currency’, ‘trading costs’, ‘trading profit’, ‘trading cash flow’, ‘adjusted EPS’, ‘free cash flow’ and ‘net debt/net funds’. Brief descriptions of these terms are provided below. A more detailed discussion of these non-GAAP measures, including the rationale for using them and reconciliations to the most directly comparable IFRS indicator, is provided on pages 44-49.

Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

Constant currency change is calculated by excluding the impact of currency fluctuations.

Trading costs are calculated by excluding the following from operating costs from continuing operations to enable better like-for-like comparison between periods: acquisition integration costs are one-off charges associated with transaction activity that do not recur; restructuring charges associated with Reuters completed business transformation plans, which include Fast Forward (a three year business transformation programme completed in December 2005) and acquisitions; Thomson deal-related costs incurred by Reuters in connection with the transaction; impairments and amortisation of intangibles acquired via business combinations; fair value movements included in operating costs; and adding back foreign currency gains and other income (both of which are included in other operating income).

Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with acquisitions; Thomson deal-related costs; impairments and amortisation of intangibles acquired via business combinations; investment income; profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

Trading cash flow is calculated by including capital expenditure and excluding the following from cash generated from continuing operations: restructuring cash flows associated with completed business transformation plans, which include Fast Forward and acquisitions, cash effect of derivatives used for hedging purposes and cash flows which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, Thomson deal-related expenditure, acquisitions and disposals and dividends paid out by Reuters.

Adjusted EPS is calculated as basic EPS from continuing operations before Thomson deal-related costs, impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses and related tax effects.

Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, Thomson deal-related costs, acquisitions and disposals and dividends paid out by Reuters.

Net debt/net funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and other borrowings.

Group performance

Summary profit results	2007		2006		2005
Year to 31 December	£m		£m		£m

Revenue	2,605		2,566		2,409

Operating costs	(2,355)		(2,351)		(2,251)

Other operating income	42		41		49

Operating profit	292		256		207

Net finance costs	(34)		(15)		(12)

Profit on disposal of associates, joint ventures and available-for-sale financial assets	21		76		38

Share of post-taxation (losses)/profit from associates and joint ventures	(6)		(4)		5

Profit before taxation	273		313		238

Taxation	(60)		(20)		(9)

Profit for the year from continuing operations	213		293		229

Discontinued operations

Profit for the year from discontinued operations	14		12		253

Profit for the year	227		305		482

Basic EPS	18.4	p	23.6	p	32.6	p

Adjusted EPS	23.0	p	17.1	p	13.8	p

Revenue, costs and profit	2007	2006	Actual	Underlying	2005
Year to 31 December	£m	£m	change	change	£m

Recurring	2,394	2,363	1%	7%	2,235

Usage	139	132	6%	15%	104

Outright	72	71	1%	1%	70

Total revenue	2,605	2,566	2%	7%	2,409

Operating costs	(2,355)	(2,351)	–	–	(2,251)

Operating profit	292	256	14%	–	207

Operating margin	11%	10%	–	–	9%

Trading costs	(2,220)	(2,258)	(2%)	3%	(2,075)

Trading profit	385	308	25%	43%	334

Trading margin	15%	12%	–	–	14%

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32 /	Operating and financial review
continued

Revenue
Revenue for the year was £2,605 million (2006: £2,566 million), up 2% on an actual basis and 7% on an underlying basis, with the main difference between the two growth rates being the adverse impact of the weakening of the US dollar against sterling in the first half of the year. The acquisition in 2006 of Application Networks and acquisitions in 2007 of ClearForest and FERI made a small contribution to revenue growth in 2007.

On an underlying basis, Core Plus initiatives contributed an additional £63 million of revenue in 2007, equivalent to 2.6 percentage points of growth giving cumulative Core Plus revenue of £95 million. The most significant sources of growth were the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; next generation electronic trading initiatives such as Prime Brokerage; and new enterprise solutions such as Reuters Datascope and Reuters Datafeed Direct. Reuters is now on track to exceed the three percentage points of underlying revenue growth from Core Plus in 2008 indicated when Core Plus was launched in 2005. Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.4%, driven by a two percentage point uplift from the 2007 price increase, and from volume growth. The key drivers of volume growth were Reuters 3000 Xtra, Reuters Knowledge and Enterprise Information products. Price increases are expected to contribute approximately the same level of growth in 2008 as in 2007.

Recurring revenue, which represented 92% of our revenue in 2007 (92% in 2006), was £2,394 million (2006: £2,363 million). This represents an increase of 1% on an actual basis (7% underlying) compared to 2006.

Usage revenue, 5% of our revenue in 2007 (5% in 2006), grew by 6% (15% underlying) to £139 million (2006: £132 million) compared to 2006.

Outright revenue, 3% of our revenue in 2007 (3% in 2006) grew by 1% (1% underlying) to £72 million (2006: £71 million) compared to 2006.

Revenue grew in all divisions, as discussed more fully in the ‘Divisional performance’ on pages 35-39.

Revenue grew strongly in all geographic regions in 2007. Asia, flat on an actual basis, but with 9% underlying revenue growth, was Reuters fastest growing region and delivered double digit growth in China, India and other emerging markets supported by good progress in Japan. The Americas saw a decline of 1% on an actual basis but underlying growth of 7% with demand for enterprise products and Reuters Knowledge content feeds and desktops remaining strong throughout the year. Europe, Middle East & Africa grew at 3% on an actual basis (6% on an underlying basis), with Reuters broad footprint in high growth areas such as Central and Eastern Europe, the Nordic regions and the Gulf supporting good growth in France, Germany and the UK, and offsetting consolidation-driven declines in Italy.

Operating costs and trading costs
Total operating costs were £2,355 million, an increase of 0.2% from 2006. Operating costs include the impact of movements in the fair value of derivatives and other financial assets, including embedded derivatives within our revenue and supplier contracts. Movements in fair values added £14 million to total operating costs in 2007, compared to £25 million in 2006. Operating costs for 2007 also include an impairment charge of £18 million following the write-off of the intangible assets held in respect of the Bridge tradename and technology know-how and £45 million of costs associated with the Thomson Reuters deal.

Trading costs (as defined above and reconciled to operating costs on page 47) totalled £2,220 million in 2007 (2006: £2,258 million), down by 2% on 2006 on an actual basis, but up 3% on an underlying basis. The decrease in trading costs, in absolute terms, reflected accelerated Core Plus savings of an incremental £50 million and a £99 million cost reduction from currency effects, which more than offset £24 million of new costs associated with Core Plus. Careful cost control kept core cost inflation below the rate of core revenue growth.

Currency
Currency effects reduced 2007 revenue by £135 million (5.7%) and trading profit by £36 million. The main driver was the weakening of the US dollar against sterling, particularly in the first half, with the weakening of the Yen and other currencies also contributing.

	Full year	Half year to	Full year
Average Exchange Rates	2007	30 June 2007	2006

£/$US	2.00	1.97	1.83

£/€	1.47	1.48	1.47

£/¥	235.29	234.48	212.92

Operating profit and trading profit
Operating profit totalled £292 million in 2007 (2006: £256 million), an increase of £36 million over 2006, reflecting the improvement in trading profit, offset by £45 million of Thomson deal-related costs and the impairment of intangibles in respect of the Bridge tradename and technology know-how of £18 million.

Trading profit (as defined above and reconciled to operating profit on page 48) was £385 million in 2007 (2006: £308 million). Trading profit growth was largely driven by revenue increases, net currency effects, continued tight costs control and £89 million net benefit from Core Plus initiatives.

The business delivered an operating margin of 11% (2006: 10%) and a trading margin of 15% (2006: 12%).

The Reuters directors gave 2007 profit guidance on 29 February 2008, estimating that the 2007 trading profit of the Group would be no less than £380 million. The directors report that the actual 2007 trading profit was £385 million.

Profit for the year from continuing operations
Profit for the year from continuing operations was £213 million (2006: £293 million). The year-on-year decrease of £80 million is largely due to the lower profits on disposal (2006 included the sale of Factiva that realised a gain of £76 million), the impairment of intangibles acquired in previous business combinations of £18 million and the costs associated with the Thomson Reuters transaction, partially offset by the improved trading profit discussed above.

Net finance costs of £34 million increased by £19 million over the previous year, reflecting higher debt levels resulting from the impact of the share buyback plan.

Our associates and joint ventures in 2007 generated a loss of £6 million, compared to a loss in 2006 of £4 million. The losses in 2007 largely reflected losses from FXMarketSpace, Reuters joint venture with the CME.

The tax charge for the year was £60 million, compared to £20 million in 2006. 2006 benefited from the settlement of prior year tax matters. A reconciliation of the actual tax charge to the tax charge expected by applying the standard 30% UK rate of corporation tax to the reported profits is provided in note 6 to the financial statements on pages 64.

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Operating and financial review / 33
continued

Profit for the year from discontinued operations
We have no activities which are required to be classified as discontinued operations in 2007. Additional gains of £14 million have been recognised in 2007 relating to the 2005 disposals of Radianz and Instinet; £12 million profit was recognised in 2006 relating to Instinet.

Earnings per share
Profit for the year was £227 million (2006: £305 million), resulting in basic EPS of 18.4p, down 5.2p (22%) from the prior year. Adjusted EPS (as defined above and reconciled to basic EPS on page 46) was 23.0p in 2007, up 35% from the previous year.

Summarised cash flow and free cash flow

Summarised Group cash flow	2007	2006	2005
Year to 31 December	£m	£m	£m

Net cash inflow from operating activities	476	258	253

Acquisitions and disposals	6	(2)	206

Purchases of property, plant and equipment, and intangibles	(225)	(228)	(185)

Proceeds from sale of property, plant and equipment	19	5	3

Dividends received	3	3	5

Proceeds from issue of shares	47	32	10

Share buyback	(174)	(527)	(223)

Equity dividends paid to shareholders	(147)	(134)	(140)

Equity dividends paid to minority interests	–	–	(23)

Other movements	(49)	7	21

Movement in net (debt)/funds	(44)	(586)	(73)

Opening net (debt)/funds	(333)	253	326

Closing net (debt)/funds	(377)	(333)	253

Note: Refer to page 49 for reconciliation to statutory cash flow.

Reconciliation of net cash flow from
continuing operating activities to
free cash flow	2007	2006	2005
Year to 31 December	£m	£m	£m

Cash flow from continuing operations	534	311	268

Net interest paid	(32)	(19)	(7)

Tax paid	(26)	(34)	(11)

Capital expenditure	(225)	(228)	(178)

Thomson deal-related costs	21	–	–

Special contributions to pension schemes	4	187	–

Proceeds from sale of property, plant and equipment	19	5	3

Dividends received	3	3	5

Interim funding repayment from Telerate	–	–	(18)

Repayment of funds to BTC	–	–	26

Free cash flow	298	225	88

Note: Refer to page 49 for reconciliation to Group cash flows.

Cash generated from continuing operations was £534 million, compared to £311 million in 2006. The year-on-year improvement reflects underlying improvement to profits flowing through to improved cash flow and special contributions to pension schemes of £187 million in 2006, with only £4 million in 2007.

Free cash flow from continuing operations was £298 million (2006: £225 million). This reflects higher trading profit, lower cash restructuring charges and continued focus on the management of working capital. Capital expenditure of £225 million (2006: £228 million) was in line with management’s commitment to maintain 2006 spending levels.

Investment in software and development projects of £109 million has remained at a similar level to 2006 (£106 million), with continued investment in Core Plus projects.

Trading cash conversion from continuing operations (i.e. trading cash flow divided by trading profit) in 2007 was 92% (2006: 111%), rising to 100% on a rolling two year basis.

Net debt was £377 million, compared to net debt of £333 million in 2006, a movement of £44 million. The significant movements in net debt include:

•	Free cash inflows of £298 million, as noted above;

•	The cost of the share buyback programme of £174 million;

•	Dividend payments of £147 million;

•	Net inflow from acquisitions and disposals of £6 million; and

•	Other movements largely consisting of foreign exchange movements on borrowings.

Dividends
Dividends paid in 2007 totalled £147 million. The second interim dividend to be proposed in respect of 2007 is 7p per share, an increase of 9% on the prior year, reflecting our continued confidence in the future performance of our business. The total dividend in respect of 2007 is 12p, an increase over 2006 of 9%.

Balance sheet
The net assets of the Group are £138 million, a decrease of £34 million on the previous year. This primarily reflects the return of capital to shareholders through dividend payments and share buyback programmes exceeding the profit for the year.

The main movements in the Group balance sheet between 2007 and 2006 are:

•	The capital expenditure on property, plant and equipment and intangible assets of £272 million, offset by annual depreciation and amortisation of £158 million.

•	A reduction to the net pension obligations of £120 million resulting from movements in the valuations of defined benefit obligations that have reduced the reported deficits of several schemes.

Summarised Group balance sheet	2007	2006	2005
Year to 31 December	£m	£m	£m

Non-current assets	1,432	1,314	1,179

Current assets	547	606	957

Non-current assets classified as held for sale	14	–	1

Total assets	1,993	1,920	2,137

Current liabilities	(1,268)	(913)	(797)

Non-current liabilities	(587)	(835)	(829)

Total liabilities	(1,855)	(1,748)	(1,626)

Net assets	138	172	511

Total shareholders’ equity	138	172	511

Our largest acquisitions during the year were those of Feri Fund Market Management Limited in July for £12 million and ClearForest Limited in June for £10 million.

We also provided additional contributions to existing investments in TIMES NOW (£5 million) and FXMarketSpace (£10 million).

Disposal activity for the year included the sale of our investment in Intralinks for £23 million in proceeds in June 2007.

Reuters returned a total of £174 million to shareholders through its on-market buyback programme in 2007. The total returned to shareholders since the inception of the buyback programme in July

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2005 now stands at £1.1 billion, at a volume weighted average price of £4.32. The programme was suspended at the time of the announcement of the recommended transaction between Thomson and Reuters. It resumed with an irrevocable arrangement to repurchase up to 50 million ordinary shares between 13 December 2007 and the announcement to the market that all regulatory pre-conditions for the proposed transaction had been satisfied or waived. Of this 50 million shares, 5 million had been repurchased by 31 December 2007 and an additional 28 million by the time the buyback was suspended on 19 February 2008. The programme resumed again on 10 March 2008.

2008 Outlook
Early indications for 2008 are encouraging despite the uncertain market environment, with strong sales momentum reflecting the robustness of Reuters business mix. Reuters expects underlying revenue growth in the first quarter of 2008 to be around 9%.

2006 results compared with 2005
Revenue
Full year revenue for 2006 grew 6.5% to £2,566 million (2005: £2,409 million). Exchange rate movements accounted for 0.3 percentage points of this growth, and acquisitions, mainly the full year impact of the 2005 acquisition of Telerate, accounted for 1.4 percentage points of revenue growth.

On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue growth was 4.8%. Core Plus initiatives contributed 1.3 percentage points (£32 million) to revenue growth. All four elements of Core Plus – electronic trading, high value content, new enterprise services and new markets – contributed to revenue growth.

Volume growth, the 2006 price increase and recoveries (exchange fees and specialist data) accounted for 3.5 percentage points of growth. The key drivers of volume growth were: new sales and migrations to Reuters 3000 Xtra; Reuters Knowledge (principally on the buy-side); Enterprise Datafeeds and Trade and Risk Management software.

Recurring revenue, which represented 92% of our revenue in 2006 (93% in 2005), was £2,363 million (2005: £2,235 million). This represented an increase of 6% on an actual basis (4% underlying) compared to 2005.

Usage revenue, 5% of our revenue in 2006 (4% in 2005), grew by 26% (24% underlying) to £132 million (2005: £104 million) compared to 2005.

Outright revenue, 3% of our revenue in 2006 (3% in 2005), totalled £71 million, compared to the £70 million of 2005.

Revenue grew in all geographical regions. The Americas saw growth of 9% (underlying 8%), driven by strong sales of Enterprise solutions and Media services and good progress with Reuters Knowledge. Asia grew 7% (underlying 6%) benefiting from improved trading conditions in Japan, market-leading positions in China and India and the inclusion of Telerate revenues for the full 2006 year. Europe, Middle East & Africa revenues grew 5% (underlying 3%) with strong trading in the Nordic region, Russia and the Gulf, counterbalanced by consolidation in the German, Swiss and Italian markets.

Operating costs and trading costs
Total operating costs were £2,351 million, an increase of 4% from 2005. The drivers of this increase are largely explained in the context of the movement in trading costs. Trading costs totalled £2,258 million in 2006 (2005: £2,075 million), up 9% on 2005. New investment in Core Plus growth and transformation initiatives, net of early savings, contributed £109 million to cost growth in 2006. Inflation added approximately 3% to base costs, and additional costs of £21 million were incurred to invest in service resilience. Acquisitions added a further £30 million, principally Telerate, and data recoveries costs added a further £25 million. Offsetting these key drivers of cost increases were savings from the Fast Forward programme, totalling £80 million.

Trading cost increases were partially offset by much lower Fast Forward restructuring and acquisition integration costs. Total restructuring charges in 2006 were £13 million, compared to £112 million in 2005. 2005 charges included £94 million in respect of the Fast Forward restructuring programme, which completed at the end of 2005, and £18 million in respect of Telerate acquisition integration. The £13 million charged in 2006 related only to acquisition integration, principally Telerate.

Operating costs also included the impact of movements in the fair value of derivatives and other financial assets, including embedded derivatives within our revenue and supplier contracts. Movements in fair values added £25 million to total operating costs in 2006, compared to £16 million in 2005.

Operating profit and trading profit
Operating profit totalled £256 million in 2006 (2005: £207 million), an increase of £49 million over 2005, largely reflecting the lower Fast Forward restructuring costs.

Trading profit was £308 million in 2006 (2005: £334 million). Trading profit was largely driven by revenue growth, the last tranche of Fast Forward savings, continued tight cost control and £10 million of benefit from acquisitions. However, these benefits were more than offset by the £77 million net new investment to drive Core Plus, taking into account revenues and early cost savings generated by the initiatives during the year.

The business delivered an operating profit margin of 10% (2005: 9%) and a trading margin of 12% (2005: 14%).

Profit for the year from continuing operations
Profit for the year from continuing operations was £293 million (2005: £229 million). The year-on-year increase of £64 million was largely due to the improved operating profit discussed above and the increase in profits from asset disposals. The sale of the majority of our stake in Factiva realised a profit of £76 million, whereas the £38 million of disposal profits in 2005 came largely from further sales of our stake in Tibco Software Inc. (TSI).

Net finance costs of £15 million increased by £3 million over 2005, reflecting the net outflow of cash for the share buyback programme and special contributions made towards funding the majority of the deficit position on two UK defined benefit pension schemes.

Income from our associates and joint ventures in 2006 generated a loss of £4 million, compared to a profit in 2005 of £5 million. The losses in 2006 largely reflected the expected initial losses in Reuters new investments in FXMarketSpace and TIMES NOW, along with set-up costs incurred to establish FXMarketSpace. Profits in 2005 largely reflected the results of Factiva, which ceased to be accounted for as a joint venture in October 2006.

The tax charge for the year was £20 million, compared to £9 million in 2005. As in 2005, 2006 benefited from the settlement of prior year tax matters.

Profit for the year from discontinued operations
We had no activities which were required to be classified as discontinued operations in 2006. An additional gain of £12 million was

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recognised in 2006 arising from the disposal of Instinet Group in 2005, compared to the £253 million profit recognised in 2005. The 2005 result was largely made up of the post-tax profit of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet Group’s business operations prior to its sale in December 2005.

Earnings per share
Profit for the year was £305 million (2005: £482 million), resulting in basic EPS of 23.6p, down 9p from the prior year, mainly due to the decrease in profits from disposals for the period. Adjusted EPS was 17.1p in 2006, up 24% from the previous year, reflecting lower net restructuring charges and a reduction in the number of shares in circulation, due to the share buyback programme.

Summarised cash flow
Cash generated from continuing operations was £311 million, compared to £268 million in 2005. The year-on-year improvement of £43 million was driven by lower restructuring charges than 2005 and savings achieved under the Fast Forward programme. It was also driven by a movement in working capital outflow of £50 million (2006: £115 million; 2005: £65 million), although excluding the contribution of £187 million towards funding pension deficits, working capital improved significantly on 2005.

Free cash flow from continuing operations was £225 million (2005: £88 million). This reflected lower cash restructuring charges and management action to improve working capital, partially offset by higher capital expenditure, cash tax and interest charges. Movements in working capital were £111 million positive, although some of this improvement was due to timing around year-end cash flows which reversed in 2007.

Investment in software and development projects has increased by £66 million, reflecting higher levels of development under Core Plus. Tangible capital spend reduced by £16 million, reflecting the completion in 2005 of the move to Reuters head office in London’s Canary Wharf, partially offset by new investment in data centres. Total capital expenditure of £228 million was higher than the £220 million anticipated in the 2006 Outlook in the 2005 Annual Report and Form 20-F, reflecting additional investment to improve data centre resilience.

Trading cash conversion from continuing operations, (i.e. trading cash flow divided by trading profit) in 2006 was 111% (2005: 77%) with the increase in capital expenditure more than offset by working capital improvements.

Net debt was £333 million, compared to net funds of £253 million in 2005, a movement of £586 million. The significant movements in net debt included:

•	Free cash inflows of £225 million, as noted above;

•	Special contributions of £187 million towards funding the deficit in two UK defined benefit pension schemes;

•	The ongoing cost of the share buyback programme, amounting to £527 million;

•	Dividend payments of £134 million; and

•	Net outflow from acquisitions and disposals of £2 million, including £79 million from the disposal of Factiva.

Dividends
Dividends paid in 2006 totalled £134 million. The final dividend proposed in respect of 2006 was 6.9p per share, an increase of 12% on the prior year, reflecting continued confidence in the future performance of our business. The total dividend in respect of 2006 was 11p, an increase over 2005 of 10%.

Balance sheet
The net assets of the Group were £172 million, a reduction of £339 million on the previous year. This reduction primarily reflected the return of funds to shareholders through the share buyback programme.

The main movements in the Group balance sheet between 2006 and 2005 were:

•	The capitalisation of property, plant and equipment and intangible assets of £290 million, offset by annual depreciation and amortisation charges of £141 million.

•	A change in the composition of net debt (net funds in 2005), with lower cash holdings and higher debt being offset by lower pension obligations due to the special contributions towards funding the deficits in two UK defined benefit pension schemes.

Our largest acquisition during the 2006 was that of Application Networks for £22 million, which completed in June 2006. Other acquisitions included two small Telerate distributor businesses in India and Italy. We also made a number of investments in associates and joint ventures, including a 26% holding in TIMES NOW of £11 million; and an initial contribution of £8 million to establish FXMarketSpace as a joint venture with the CME.

Disposal activity for 2006 included the sale of the majority of our 50% stake in Factiva to Dow Jones for net cash proceeds of £79 million, resulting in a gain on sale of £76 million.

Divisional performance
Overview
We operate through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. The business divisions have profit and loss responsibility. Revenues and trading profit for the two years to 31 December 2007 are analysed by business division in the following sections. Further information on revenue by division and by geography is included in note 1 of the financial statements on page 60.

Our development and data teams are integrated within the business divisions, aligning these teams more closely with our divisional plans. These plans are being further strengthened by our investment in the quality and timeliness of Reuters data. Operationally, we have an end-to-end framework for managing products through their entire lifecycle, simplifying the process and enabling us to make the most of our resources and maximise the return on our investments.

Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

We face competition in the market sectors and geographical areas in which we operate. We monitor the competitive landscape actively in order to be able to respond to market developments.

The business divisions serve customers through our Global Sales and Service Operations group which is split into three geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, we run our Focus Group Accounts team as a global sales and support channel for our largest customers. Locally, members of our sales and service teams work with customers to build relationships and to

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identify the correct Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, our customer training specialists work with end-users to ensure they get full value from our products. In addition we provide product, content and technical support by telephone and email from three regional hubs, one based in each principal time zone. We also offer proactive telephone support and remote learning to help users of our premium products get the most out of their service. ‘Brightspot’, a travelling showcase for Reuters products, is used to increase customer awareness of the latest developments in Reuters product range.

Our Editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information.

Our financial data comes from an array of sources such as exchanges, over-the-counter markets, our customers, research services and other contributors such as energy and fixed income data providers, as well as from our own news, research and data operations.

Our editorial team of over 2,300 text, television and photo journalists aims to report the news to the highest standards of accuracy, insight and timeliness. Representing some 90 nationalities, they report from 200 bureaux in 19 languages. They filed more than 3.5 million news items in 2007 to customers in the form of text, pictures, TV, video and graphics.

Our coverage includes real-time data provided on 5.5 million financial records, data from 250 exchanges, more than 1.5 million fixed income securities, 250,000 foreign exchange and money market instruments and award-winning commodities and energy content. This is further complemented by data from around 4,000 financial services contributors. Reuters financial data is updated over 8,000 times per second, and at peak times more than 23,000 times per second. In addition, our fundamentals and estimates data is recognised as a leading source of high quality financial information, covering over 45,000 companies worldwide.

Sales & Trading division
Overview
Sales & Trading is our largest business division serving the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and commodities and energy markets. The division’s major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad range of asset classes. Our customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, we continue to identify opportunities in new asset classes.

Our premium desktop product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.

Our trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. We now have a range of trading and post-trade services for FX, money markets, fixed income and exchange traded instruments. Our strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and

Reuters Trading for Exchanges. Through Reuters Dealing 3000, our customers have access to a trading community of 18,000 FX and money market traders globally.

Reuters Trader is our mid-tier product which we also offer in versions targeted at regional markets. Users of our mid-tier and domestic products typically require only a subset of Reuters overall content and capabilities. We are working to complete the migration of our customers from older products to new Reuters Trader products, many of which are browser-based.

Our Sales & Trading information products compete with large players such as Bloomberg, Thomson Financial, Sungard, Telekurs and IDC, as well as a growing number of local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick, Xinhua Finance and Yahoo! Finance. In the electronic trading business, we compete with Fidessa and the large inter-dealer brokers, notably ICAP’s EBS platform. Additionally, we compete with single-bank and multi-bank portals such as FXall and MarketAxess.

In addition to our own trading products, we have also invested in an innovative new FX trading system, FXMarketSpace, which we established with the CME as a 50/50 joint venture. FXMarketSpace, launched in March 2007, aims to contribute to changes in FX market structure by offering the world’s first centrally-cleared, global FX marketplace. It provides broader access to the FX market by making it possible for non-bank financial institutions to participate. Since launch, FXMarketSpace has focused on adding new customers and building liquidity.

Financial performance
Sales & Trading division summary
operating and trading results	2007	2006	Actual		Underlying
Year to 31 December	£m	£m	change		change

Revenue	1,619	1,661	(2%	)	3%

Trading costs	(1,376)	(1,439)	(4%	)	–

Restructuring charges	–	(12)

Other operating income (in trading costs)	(22)	(20)

Impairments & amortisation of business combination intangibles	(33)	(17)

Fair value movements in expenses	(9)	(18)

Operating Costs	(1,440)	(1,506)	(4%	)

Other operating income	27	27	–

Operating Profit	206	182	13%

Operating margin	13%	11%

Trading margin	15%	13%

In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. 2006 comparatives have therefore been restated to decrease Sales & Trading revenue by £29 million and operating costs by £37 million. In 2007 Sales & Trading operating profit is stated prior to any impact of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Reconciliations between the GAAP and non-GAAP measures are provided on pages 44 to 49.

Sales & Trading revenue was £1,619 million in 2007, a decrease of 2% due to currency effects (increase of 3% on an underlying basis). Trading profit increased by an 9% (28% on an underlying basis), reflecting a net benefit from Core Plus and tight cost control as well as revenue growth. The division’s trading margin was 15%.

The Sales & Trading division’s strategic focus is to become the leading provider of content and transactions services for traders and salespeople, across the financial markets globally. At its heart is Reuters foreign exchange franchise, which provides the news, pricing and transaction systems essential to the functioning of this global market. Profitable growth in Sales & Trading is being driven by

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expanding transactions capabilities across asset classes, exploiting opportunities in new and emerging markets and reducing the cost and complexity of technology platforms. The division further strengthened its value proposition in 2007 by being early to market with facilities to help customers overcome the challenges presented by MiFID.

The key product drivers of the Sales & Trading division in 2007 were:

•	Reuters Xtra family revenues, which grew by 4% to £1,042 million (underlying 10%). Usage revenues grew by 9% (underlying 19%), reflecting the strength of Reuters foreign exchange franchise as Reuters Prime Brokerage, Reuters Matching and Reuters Electronic Trading benefited from increased trading volumes in buoyant foreign exchange markets.

•	Revenue from Trader family products, which declined 24% to £279 million (20% on an underlying basis). This reflects customer migrations from legacy products, principally Telerate and the 2000/3000 series. Revenue attrition from Telerate has remained at around two percentage points of Sales & Trading revenue (one percentage point of Group revenue), as expected. The Telerate migration is now substantially complete.

Revenue from recoveries (exchange fees and specialist data) grew by 5% to £298 million (underlying 10%), driven in part by exchange fee price increases.

Core Plus initiatives in Sales & Trading saw revenue benefits from Reuters suite of new electronic trading products, such as Reuters Trading for FX, and in developing markets such as China and India. While investment continued in new transaction systems and common product technology platforms, there were significant cost savings, specifically in communications infrastructure.

Operating costs decreased to £1,440 million in 2007 (down 4% on an actual basis), reflecting a decrease in trading costs. Trading costs decreased to £1,376 million, (down 4% on an actual basis). On an underlying basis, costs were in line with prior year.

In 2007, operating profit was £206 million, up 13%. Trading profit increased by 9% on an actual basis and 28% on an underlying basis.

Research & Asset Management division
Overview
The Research & Asset Management division focuses on supporting portfolio managers, wealth managers, investment bankers, research analysts and corporate executives who make complex financial decisions outside the trading environment.

The Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families.

The Reuters Knowledge family is targeted at the research and advisory communities, including investment bankers and analysts, portfolio managers, company executives and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary information about companies, securities, industries and markets plus economic data, news and other content. Knowledge can be integrated with Reuters flagship real time information desktop product, Reuters 3000 Xtra, for users who require significant real-time, deep cross-asset coverage or transaction capabilities.

The Reuters Wealth Manager family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients’ portfolios better and allowing more time to concentrate on building client relationships. The Reuters Wealth Manager family includes content on a wide range of single asset and collective investment funds provided by our Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.

As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.

In the Research & Asset Management arena, Reuters competes with Bloomberg, Thomson Financial, Factset, S&P Capital IQ, Morningstar, GLTrade/Infotec and Telekurs/Fininfo, plus a number of local domestic players.

Financial performance
Research & Asset Management
division summary operating
and trading results	2007	2006	Actual	Underlying
Year to 31 December	£m	£m	change	change

Revenue	363	304	20%	25%

Trading costs	(328)	(314)	5%	10%

Other operating income (in trading costs)	(5)	(4)

Impairments & amortisation of business combination intangibles	(4)	(3)

Fair value movements in expenses	(2)	(3)

Operating Costs	(339)	(324)	5%

Other operating income	5	5	–

Operating Profit/(Loss)	29	(15)	293%

Operating margin	8%	(5% )

Trading margin	10%	(3% )

In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. 2006 comparatives have therefore been restated to increase Research & Asset Management revenue by £6 million and operating costs by £9 million. In 2007 Research & Asset Management operating profit/(loss) is stated prior to any impact of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Reconciliations between the GAAP and non-GAAP measures are provided on pages 44 to 49.

Research & Asset Management revenue in 2007 grew 20% on an actual basis (25% on an underlying basis) to £363 million. The division reached profitability in 2007, delivering operating profit of £29 million with an operating margin of 8%. This reflected strong revenue growth and operational leverage in the division.

Investment Banking, Investment Management & Corporates revenues grew 30% to £229 million (34% on an underlying basis). Quarterly content and functionality enhancements sustained growth, both of feeds for integration into customer systems and of Reuters Knowledge desktops, which now number 17,000. Reuters Knowledge embedded within Reuters 3000 Xtra continued to sell well.

Revenue from the Wealth Management customer base grew 5% to £134 million (11% on an underlying basis), driven by continued customer demand for online feed and web based solutions, as well as 11% growth in Lipper funds information revenue.

The key contribution to Core Plus revenue in Research & Asset Management came from high value content and functionality enhancements in the Reuters Knowledge product family.

Operating costs were £339 million in 2007, up 5% driven primarily by net trading cost increases. Trading costs were £328 million in 2007, up 5% on an actual basis and 10% on an underlying basis. The increase

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was largely driven by the higher cost base required to support the increase in revenue for the division.

Research & Asset Management generated a net operating profit of £29 million in 2007, compared to a loss of £15 million in 2006. This improvement was primarily driven by the improved revenue growth.

Enterprise division
Overview
Reuters aggregates information to give a single view of the financial markets and the events that move them. Our Enterprise division provides information and software that support business automation within the capital markets, for example, automated trading and regulatory compliance.

Our products include:

•	Reuters DataScope real-time datafeeds, streams of machine- readable price data delivered over our networks at high speed for use in customers’ information and trading services;

•	Reuters DataScope pricing and reference data which help banks and financial organisations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for the capital markets globally. In 2006 we launched a new distribution platform, Reuters DataScope Select, to support back office and fund valuation processes;

•	Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•	Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, we acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements our existing strengths in FX and treasury risk management; and

•	Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.

Vendors such as Bloomberg, IDC and Telekurs compete with our real-time datafeed business, as well as our pricing reference data offering. In addition, speciality technology providers, such as Wombat, Infodyne and ACTIV Financial and also large IT vendors, such as IBM, compete with us in the market data delivery arena. Competitors in the risk management market include Sungard, Algorithmics, Murex, Misys and Calypso, among others.

Financial performance
Enterprise division summary operating
and trading results	2007	2006	Actual	Underlying
Year to 31 December	£m	£m	change	change

Revenue	451	431	5%	10%

Trading costs	(360)	(350)	3%	7%

Restructuring charges	–	(1)

Other operating income (in trading costs)	(6)	(5)

Impairments & amortisation of business combination intangibles	(3)	(3)

Fair value movements in expenses	(2)	(3)

Operating Costs	(371)	(362)	2%

Other operating income	7	6	–

Operating Profit	87	75	16%

Operating margin	19%	18%

Trading margin	20%	19%

In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
2006 comparatives have therefore been restated to increase Enterprise revenue by £23 million and operating costs by £27 million. In 2007 Enterprise operating profit is stated prior to any impact of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Reconciliations between the GAAP and non-GAAP measures are provided on pages 44 to 49.

Enterprise revenue grew by 5% (10% on an underlying basis) to £451 million in 2007. Operating profit grew by 16% to £87 million with an increase in operating margin to 19% compared to 2006. Trading profit increased by 11% (21% on an underlying basis) and the division’s trading margin was 20%, reflecting strong operational leverage and the benefits of Core Plus.

Reuters financial services customers – from banks to hedge funds –are looking to grow revenues and cut costs through increased levels of business automation. Competitive pressure drives the need for more mature proprietary trading, prime brokerage and electronic brokerage operations and the focus on regulatory compliance and risk management remains intense.

Enterprise Information continued to perform strongly. Revenue grew 12% to £271 million (18% on an underlying basis), supported by the rollout of a new commercial model for licensing machine-readable data, which links revenue more directly to the volume of data being used by customers.

Trade and Risk Management saw revenues grow 10% to £102 million (14% on an underlying basis), with particularly strong growth in Germany, Eastern Europe, the Gulf and Asia and good progress in the Americas.

Information Management Systems (IMS) revenue showed a 19% decline to £78 million (15% underlying decline). The continuing impact of withdrawal from the hardware business, the completion of the Reuters Market Data System migration and moving Telerate platforms to obsolescence were increasingly offset by revenue from new facilities such as Reuters Wireless Delivery System and Reuters Tick Capture Engine.

Investment in Core Plus initiatives continued in 2007 to take advantage of new opportunities, for example in the provision of counterparty data. The key sources of Core Plus revenue in the Enterprise division were Reuters Datascope Real Time, Reuters Datafeed Direct and Reuters Datascope Tick History.

Enterprise operating costs in 2007 were £371 million, up 2% driven primarily by trading cost increases. Trading costs rose by 3% to £360 million in the year, or 7% on an underlying basis. The increase in

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cost was predominantly driven by investment in the Enterprise Core Plus growth initiative and inflationary effects.

Enterprise operating profit was £87 million, an increase of £12 million from 2006, generating an operating margin of 19%.

Media division
Overview
The Media division offers products which deliver comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and affluent business professionals who need fast, accurate and trusted news and information to keep them informed.

Our online sites reach a unique audience of 23 million individuals globally each month.

We sold the majority of our 50% stake in our Factiva joint venture to Dow Jones (our joint venture partner) for £79 million in December 2006.

Key competitors in the supply of news to the media are Associated Press, Agence France Presse, Bloomberg News and Dow Jones. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including Dow Jones, Financial Times, Yahoo! Finance, Google Finance, TheStreet.com and many others.

Financial performance

Media division summary operating
and trading results	2007	2006	Actual	Underlying
Year to 31 December	£m	£m	change	change

Revenue	172	170	1%	6%

Trading costs	(156)	(155)	–	4%

Other operating income
(in trading costs)	(3)	(2)

Impairments & amortisation of business combination intangibles	–	(1)

Fair value movements in expenses	(1)	(1)

Operating Costs	(160)	(159)	1%

Other operating income	3	3	–

Operating Profit	15	14	7%

Operating margin	9%	8%

Trading margin	9%	9%

In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
2006 comparatives have therefore been restated to increase Media operating costs by £1 million. In 2007 Media operating profit is stated prior to any impact of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Reconciliations between the GAAP and non-GAAP measures are provided on pages 44 to 49.

Media revenue was £172 million in 2007, an increase of 1% (6% on an underlying basis). This reflected a demanding year-on-year comparative in the first half, followed by strong growth in the second half. Trading profit increased by 10% (35% on an underlying basis) to £16 million, at a trading margin of 9%.

Revenue from Agency Services was £142 million flat on an actual basis (increase of 5% on an underlying basis). Text and TV subscription revenues saw steady growth, while TV usage revenues recovered in the second half after a tough year-on-year comparison in the first half of the year. Pictures was the highest growth area, reflecting 2006 investment in coverage and the new Reuters Pictures Archive.

Revenue from Consumer Services, which accounted for the Media division’s Core Plus revenue, rose by 6% (15% on an underlying basis) to £30 million, driven by strong growth in online syndication and advertising. Under Core Plus, the division continued to invest in the marketing capabilities, technology and people needed to build an interactive online advertising business.

Operating costs were £160 million. Trading costs of £156 million were consistent with the prior year on an actual basis and 4% higher on an underlying basis. The increase in investment in Core Plus growth initiatives and inflation contributed to the increase in the cost base.

Operating profit increased in 2007 to £15 million, up 7% generating an operating margin of 9%. Trading margin remained stable at 9%.

Supporting financial information
Management of risks
Details of the financial risk management objectives and policies of the company and the exposure of the company to financial risk are provided in ‘Internal control’ on page 27 and in the financial statements within note 17 on page 77.

Pending transactions and post balance sheet events
There are no material pending transactions, other than the Thomson Reuters transaction discussed on page 4.

Details of post balance sheet events are given on page 117.

Treasury policies
Reuters treasury function is a cost rather than profit centre. All treasury activity takes place within a formal control framework under policies approved by the Board. As such, all transactions which are undertaken are designed to mitigate risk within the business or to secure funding. At no time do we undertake speculative transactions or transactions without an underlying commercial rationale.

The key objectives of the treasury function are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

Financing
We finance the business from a mixture of cash flows from operations, short-term borrowings from banks, commercial paper issuance, backed up as required by committed bank facilities, and debt issuance in the capital markets. We manage our net debt position and interest costs to support our continued access to the full range of debt capital markets. We expect to be able to finance our current business plans from ongoing operations and our external facilities.

Net cash flows are applied to reduce debt, placed in short-term deposits with financial institutions holding strong credit ratings or used to repurchase the company’s own shares as part of an announced buyback programme designed to enhance shareholder returns. During 2007, £174 million (2006: £527 million) was applied to market purchases of the company’s own shares (for information about the company’s share repurchases, see page 116). At 31 December 2007, the Group had net debt of £377 million.

Reuters is rated by the three principal credit rating agencies. As at 31 December 2007, our long- and short-term ratings were Fitch BBB+/F2, Moody’s Baa1/P-2 and Standard and Poor’s BBB+/A-2.

We borrow in various currencies, at both fixed and floating rates, and use derivative contracts to create the desired currency and interest rate basis. The conversion of net investments in foreign operations into the Group’s reporting currency of sterling, for accounting purposes, creates translation exposure. To mitigate this effect, to the extent that the Group has core debt it will be held in currencies approximately proportionate to the currency profile of the Group’s net assets.

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Multicurrency revolving credit facility
In October 2006, we entered into a committed multicurrency revolving credit facility for £680 million. At 31 December 2007, we had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit. The commitment expires, and any final repayment is due in October 2011, unless a one-year extension option is exercised in October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2012.

The facility is on customary terms and conditions. Drawings under the facility may be made in sterling, euro or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long-term credit rating of the company. The facility cross defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains no financial covenants.

Euro Commercial Paper Programme
A £1.5 billion Euro Commercial Paper Programme is available in respect of which we had obligations of £58 million at 31 December 2007. The minimum outstanding during 2007 was £58 and the maximum was £393 million.

The programme is on customary terms and conditions, including a condition that the company should not be in default on any other debt or similar obligation. Issues are only made to the extent that funds can be repaid from committed financing facilities or available Group cash. The programme has no final maturity date, contains no financial covenants and there is no requirement to update the programme documentation. Debt is issued at market rates agreed between the issuer and the dealer.

Euro Medium Term Note Programme
We also have available a £1 billion Medium Term Note Programme. At 31 December 2007, we had outstanding obligations of £555 million under the programme, repayable at various dates up to November 2010 including a €500 million (£367 million) public bond, issued in November 2003 and maturing in November 2010, and a €250 million (£184 million) floating rate note, issued in November 2006 and maturing in November 2008. There were no new issues or redemptions during the year.

The programme is on customary terms and conditions. The programme has no final maturity date. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants and notes in issue have no cross-default provision.

Short-term uncommitted facilities
In addition, we have short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £118 million. At 31 December 2007, £9 million of the facilities were utilised in the form of bank overdrafts.

Contractual financial obligations
The following table summarises our principal contractual financial obligations at 31 December 2007, certain of which are described in the consolidated financial statements and notes. We expect to be able to fund such obligations from ongoing operations and external facilities.

Contractual obligations

				Payments due by period

		Less than	1-3	3-5	After 5
	Total	1 year	years	years	years
as at 31 December 2007	£m	£m	£m	£m	£m

Finance lease payables	12	5	7	–	–

Debt obligations (including future interest payments)	809	331	477	1	–

Pension obligations*	66	66	–	–	–

Other provisions and liabilities**	74	35	31	6	2

Operating leases	650	94	158	118	280

Purchase obligations	1,708	410	489	572	237

Total contractual obligations	3,319	941	1,162	697	519

*	Net pension obligations are recorded on the balance sheet at £11 million (£43 million pension obligations less £32 million pension funds in surplus). The £66 million represents the expected payments to be made to the defined benefit schemes in 2008.

**	Other provisions and liabilities (excluding net pension obligation) recorded on the balance sheet total £96 million. Of this, £74 million are financial liabilities that require settlement in cash. Additionally, the balance sheet contains a deferred tax liability of £115 million. No estimate has been provided for deferred tax in the table above as it is not a contractually obligated financial liability.

In addition to the amounts in the table, as noted on page 104, we acquired StarMine Corporation for $97 million (£49 million) in January 2008.

Reuters has a contract with BT/Radianz over 2005 – 2015 which is expected to result in payments in the region of $3.5 billion and an outsourcing arrangement with Fujitsu over 2007 – 2017 which is expected to result in payments in the region of £530 million. Only the contractual minimum of these arrangements are included in the table above.

Foreign exchange
Almost 90% of our revenue is denominated in non-sterling currencies. We also have significant costs denominated in foreign currencies with a different mix from revenue. In some cases, product pricing is denominated in a foreign currency which gives rise to embedded derivatives, for which movements in value are recognised in profit or loss. Our profits are therefore exposed to currency fluctuations.

Exchange rate movements in 2007 had a £36 million net impact on operating profit.

		Operating	Operating
	Revenue	cost	profit
Currency impact	£m	£m	£m

Impact of:

Stable euro	1	(1)	–

Weaker dollar	(112)	85	(27)

Weaker yen	(15)	6	(9)

Other currencies	(13)	11	(2)

Exchange rate movements	(139)	101	(38)

Change in currency mix	4	(2)	2

Total currency movements	(135)	99	(36)

Forward foreign exchange contracts, currency options and foreign exchange swaps are used to manage, where appropriate, the effects of transaction exposure and certain intercompany transactions which

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impact profits. Transaction exposure occurs when, as a result of trading activities, an entity receives cash in a currency different to its functional currency.

Critical accounting policies
Our accounting policies comply with IFRS as adopted by the EU. These policies and associated estimation techniques and judgements have been reviewed by management and discussed with the Audit Committee, who have confirmed they are the most appropriate for the preparation of the 2007 financial statements. The financial statements of the Group also comply with IFRS as issued by the IASB.

Accounting policies involving management judgement
In preparing the financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements. The areas discussed below are considered to be the most critical. The accounting policies underpinning the financial statements are outlined on pages 55 to 59, which also include reference to the areas of judgement within the accounting policies and related notes.

The impairment of property, plant and equipment, non-current assets held for sale and intangible assets (including goodwill)
Under IFRS, impairment is measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is defined as the higher of its fair value less costs to sell and its ‘value in use’. These comparisons require subjective judgements and estimates to be made by management with regard to projected future cash flows of income-generating units or the amounts that could be obtained from the sale of investments.

Note 13 of the financial statements on pages 71 to 72 outlines the key assumptions. Management has determined that charges for impairment of intangible assets of £21 million are required for 2007 (2006: £nil; 2005: £1 million).

Intangible assets
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised when it meets the criteria outlined in IAS 38 ‘Intangible Assets’. Such assets are then systematically amortised over their useful economic life (normally between three and five years). Additionally, the costs of acquiring software licences and costs incurred in bringing software into use are capitalised, and amortised over the expected life of the licence (normally five years).

There is judgement involved in determining an appropriate framework to consider which expenditure requires capitalisation and which should be expensed. Note 13 of the financial statements on pages 71 to 72 provides details of the amounts capitalised in 2007 for development and software total £109 million (2006: £114 million; 2005: £40 million).

Defined benefit pension plans
We operate a number of defined benefit plans, some of which also include post-retirement medical benefits. For material schemes, their valuation is determined by independent actuaries. Pension scheme surpluses are recognised only to the extent that the surplus is considered recoverable. We consider recoverability based primarily on the extent to which we can unilaterally reduce future contributions to the plan. These valuations and the income statement charge require assumptions to be made in respect of future income levels, expected mortality, inflation, the long-term rate of return on the scheme assets, rate of increase in social security costs and medical cost trends, along with the discount rate used to convert the future cash flows into a present value. These assumptions are reviewed annually.

The amounts recorded in the annual charge (service cost and interest cost offset by the expected return on assets) are sensitive to changes in these assumptions. Actuarial gains and losses are recognised fully in the Statement of recognised income and expense.

Note 25 on pages 85 to 89 provides further details of the annual charges (£9 million) and the net outstanding pension obligation (£11 million), quantification of the underlying assumptions and an estimate of the impact on the financial statements to changes in the most critical assumptions.

Share-based payments
IFRS 2 ‘Share-based Payment’, which we have elected to apply only to share awards granted after 7 November 2002 which had not vested by 1 January 2005, recognises that options represent an element of remuneration for services provided by employees and should be reflected as a charge against profit. The charge, which is spread over the vesting period of the award, is the fair value of the award at grant date and is calculated using an option pricing model.

A combination of Black Scholes and Monte Carlo simulation models has been used to calculate the fair values of awards. The use of these models requires management to make a number of assumptions including expected life of the options, historic volatility of Reuters shares and expected dividends for the life of the option. Management has considered historical data and made use of best practices in making these assumptions.

The total cost of share schemes in 2007 was £36 million (2006: £30 million; 2005: £30 million). For additional information, refer to note 33 on page 96.

Provisions
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to restructuring programmes, which cover primarily leasehold properties and severance. For severance provisions, the provision is only recognised where employees have a valid expectation, or have already been told, of their redundancy. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by Reuters. A judgement has also been made in respect of the discount factor, based on a risk-free rate, which is applied to the rent shortfalls.

Additionally, we are subject to certain legal claims and actions (see note 35 on page 100). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, and/or providing for any associated legal costs. The level of any provision is inevitably an area of management judgement given that the outcome of litigation is difficult to predict.

Other provisions are held where the recoverability of amounts is uncertain, where the actual outcome may differ from the resulting estimates.

Lease arrangements
We are party to several arrangements involving the use of assets, some of which contain a lease. Accounting for lease arrangements first involves making a determination, at inception of a lease arrangement, whether a lease is classified an operating lease or a finance lease. Each classification results in a different accounting treatment, as outlined in the accounting policies on page 55.

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A key judgement required when making the distinction in lease classification is to determine whether substantially all of the risks and rewards of ownership of the asset have passed to Reuters. Where it is assessed that substantially all of the risks and rewards have transferred to Reuters, a finance lease exists. Refer to note 14 on page 73 for the carrying amount of finance leases, and note 35 on page 100 for the operating lease payables.

Segment reporting
Our primary segmental reporting is by business division. We operate through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. In order to report segmental results, it is necessary to determine a methodology to allocate revenues, operating costs, other operating income, assets and liabilities to those segments.

Each division is responsible for specific products’ revenues, except for the Reuters 2000/3000 range of products and Reuters 3000 Xtra. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division, by reference to the nature of the customer taking the product. This is determined on a client-by-client basis.

Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, activity-based costing (ABC) techniques are used to split these costs between divisions. The Reuters ABC tool (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using different drivers of cost. These cost drivers (e.g. the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of costs.

Other operating income is allocated to divisions using a similar methodology to operating costs.

Assets and liabilities are attributed to business divisions using methodologies consistent with those applied to revenue and costs. Assets and liabilities are segmented to the extent that they relate to the operating activities of the divisions. Assets and liabilities related to financing activities, including cash balances, are not segmented.

Divisional results could alter with the application of other allocation approaches and as improvements to the Profitability Insight model are made. In 2007, Reuters made changes to the allocation of revenue and costs between business divisions, to reflect changes in the management of certain products. 2006 and 2005 comparatives have therefore been restated within relevant business divisions.

Taxation
We are subject to tax in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognise liabilities for anticipated tax audit issues, based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Under IFRS, in assessing which deferred tax assets to record on the balance sheet, management has made subjective judgements over the projected future profitability of certain legal entities.

Off-balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC, that have, or are reasonably likely to have, a current or future effect on the Group’s financial position or results of operations material to investors.

Risk factors
Forward-looking statements
The following risk factors associated with the Group’s forward looking statements supplement the key external and internal risks reviewed by the Board.

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the company’s financial condition, results of operations and business, and our management’s strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the Risk Factors discussed below as well as the Risk Factors included in the Circular. Any forward-looking statements made by the company or on its behalf speak only as of the date they are made. We do not undertake to update any forward-looking statements.

We may not be able to realise the anticipated benefits of our Core Plus growth and transformation strategy
The Core Plus growth and transformation strategy includes investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform, customer administration and data centre rationalisation. There can be no assurance of achievement of these objectives or of the exact timing or extent to which the anticipated benefits of this programme will be realised.

Unfavourable conditions in financial markets may have a significant adverse effect on our business
Our business is dependent upon the health of the financial markets and the participants in those markets. Our trading products are dependent on the level of activity in those markets. If these conditions were to worsen or in the event of significant trading market disruptions or suspensions there could be adverse effects on our business. In addition, our business could be adversely affected by further consolidation among clients and competitors.

Currency fluctuations and interest rate fluctuations may have a significant impact on our reported revenue and earnings
The Group reports results in pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. A strengthening of sterling from current levels, especially in relation to other currencies in which we derive significant revenues or hold significant assets, could adversely affect results in future periods. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the Group’s consolidated financial statements. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

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We may experience difficulties or delays in developing or responding to new customer demands or launching new products
Our business environment is characterised by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If the company is unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to respond and adapt to technological advancements and changing standards, its business may be adversely affected. In addition, the company may delay or halt the launch of new products and services; its existing products and services may cease to be attractive to customers; and new products and services that we may develop and introduce may not achieve market acceptance. In the event that any of the foregoing occurs, our financial results could be adversely affected.

We are dependent on third parties for the provision of certain network and other services
We have outsourced the day-to-day operation of most of our networks to BT/Radianz and most of our internal information technology systems to Fujitsu Services Limited (Fujitsu). Both BT/Radianz and Fujitsu also provide network and IT services to other companies. In connection with the 2001 acquisition of certain businesses and assets of Bridge Information Services (Bridge), we entered into a network services agreement with Savvis which was the primary provider of network services to Bridge. In addition, Savvis had a network services agreement with Telerate which we acquired with our acquisition of Telerate. Failure or inability of any third party that provides significant services to us, such as BT/Radianz, Savvis or Fujitsu, to perform its obligations in a timely manner could adversely affect our financial results.

Our business may be adversely affected if our networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic
Our business is dependent on the ability to rapidly handle substantial quantities of data and transactions on computer-based networks and systems and those of BT/Radianz, Savvis and others. Any significant failure or interruption of such systems, including terrorist activities, could have a material adverse effect on our business and results of our operations. The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include: the emergence of proprietary data feeds from other markets; high market volatility; decimalisation; reductions in trade sizes resulting in more transactions; new derivative instruments; increased automatically-generated algorithmic and program trading; market fragmentation resulting in an increased number of trading venues and multiple listings of options and other securities. Changes in legislation and regulation pertaining to market structure and dissemination of market information, including the European implementation of MiFID, US implementation of Regulation NMS and a penny pricing pilot for quoting in options, may also increase update rates. While we have implemented a number of capacity management initiatives, there can be no assurance that the company and its network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

We are exposed to a decline in the valuation of companies in which we have invested
We have made strategic investments in a number of companies and intend to continue to do so, if and when favourable opportunities arise. The value of our interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions. We have limited ability to influence the management and/or performance of some of these companies.

Significant competition or structural changes in the financial information and trading industries could adversely affect our business
We face significant competition in the financial information and trading industries. The availability of public internet technology reduces barriers to entry and increases the availability of trading venues, resulting in more commoditised data and less valuable data, less effective control over intellectual property and reduced revenues. Many of the financial markets which we serve are undergoing or may undergo structural changes as a result of competition, regulation or otherwise. If we are unable to cope effectively with increased competitive pressure or structural changes arising from the above or any other factors, our financial results could be adversely affected.

Our business may be adversely affected by changes in legislation and regulation
Aspects of our business, such as the dissemination of market information in certain jurisdictions, are subject to regulatory requirements. Changes to requirements regarding the data that must be displayed or how it must be displayed may affect us adversely.

We may be exposed to adverse governmental action in countries where we conduct reporting activities
As the world’s largest news and information company, we may suffer discriminatory tariffs, censorship or other forms of adverse government intervention due to the nature of our editorial and other reporting activities.

We may not be able to realise the anticipated benefits of existing or future acquisitions, joint ventures, investments or disposals
To achieve our strategic objectives, we have acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of various companies and businesses. No assurance can be given that we will realise, when anticipated or at all, the benefits we expect as a result of any acquisition, investment or disposal. Achieving the benefits of acquisitions will depend on many factors, including the successful and timely integration, and in some cases the consolidation of products, technology, operations and administrative functions, of companies that have previously operated separately. Considering the technical and complex nature of our products and services, these integration efforts may be difficult and time consuming. Achieving the benefits of joint ventures and investments will depend on many factors, including the success of the relevant joint venture or company in its particular business, and the degree to which Reuters is able to realise strategic, economic or other benefits from its relationship with such joint venture or company. Achieving benefits of disposals will likewise depend on many factors, including realisation of appropriate value, successful separation of the businesses and operations and management of related costs, and achievement of any benefits sought in connection with the transaction.

We operate in an increasingly litigious environment
Our business involves a number of areas of technology, including certain business methods. This, combined with the recent proliferation of so-called ‘business method patents’ issuing from the US Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that we could be sued for patent infringement. If such an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market, in addition to the legal fees that would be incurred defending such a claim. Any settlement of such a claim could also involve a significant sum.

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Definition of key financial performance measures
Reuters measures its financial performance by reference to revenue and profit, operating margin, EPS, cash flow and net funds. To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS headline indicators (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the OFR. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

Underlying and constant currency results
Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•	Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis. Currency exposure is described in ‘Treasury Policies’ on pages 39-41.

•	Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

Exclusion of restructuring charges
Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme, Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow and margin measures.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity which do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

Thomson deal-related costs
During 2007, Reuters has incurred certain charges in relation to the Thomson deal announced on 15 May 2007. These include third party advisor and legal fees.

As Thomson’s proposed acquisition of Reuters will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which are either capitalised as a cost of acquisition or charged to profits on disposal (which is recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).

Given their once-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.

Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profits/(losses) from disposals, and fair value movements
For certain cost, profit, cash flow, margin and EPS measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profits/(losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.

Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded

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derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Financial assets held at fair value through profit or loss in 2005 included Reuters investment in Savvis convertible shares. This investment was sold as part of the acquisition consideration for Telerate. Fair value movements for this investment were analysed separately from the ongoing operations of the business units during 2005.

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage the Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Tax and adjusted EPS
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before Thomson deal-related costs, impairments and amortisation of intangibles acquired via business combinations, fair value movements, disposal profits/losses and related tax effects.

On 12 March 2007, the UK Government announced a reduction in the corporation tax rate from 30% to 28% effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However, in 2007, Reuters is required to write down the existing UK deferred tax assets and liabilities (pension contributions, tax losses, etc) from 30% to 28%. The effect of this is a £6 million charge to the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a one-off event, outside the normal course of business.

Dividend policy
Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, the Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered through completion of the Thomson Reuters transaction. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, profits/(losses) on disposals and Thomson deal-related costs.

Free cash flow
Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, Thomson deal-related costs, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

Net debt/funds
Net debt/funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

Reconciliations of non-GAAP measures to IFRS
Reconciliation of operating profit to trading profit and margin measures

	2007	2007	2006	2006	2005	2005
Year to 31 December	£m	%	£m	%	£m	%

Operating profit from continuing activities/margin	292	11	256	10	207	9

Excluding:

Restructuring charges	–	–	13	–	112	4

Thomson deal-related costs	45	2	–	–	–	–

Impairments and amortisation of business combination intangibles	40	2	24	1	22	1

Investment income	(1)	–	–	–	(1)	–

Profit on disposal of subsidiaries	(3)	–	(4)	–	(4)	–

Fair value movements	12	–	19	1	(2)	–

Reuters trading profit/margin	385	15	308	12	334	14

Reuters Group PLC Annual Report 2007

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46 /	Operating and financial review
continued

Reconciliation of profit before tax from continuing operations to adjusted profit before tax

	2007	2007	2006	2006	2005	2005
Year to 31 December	£m	%	£m	%	£m	%

Profit before tax/margin from continuing operations	273	11	313	12	238	10

Excluding:

Impairments and amortisation of business combination intangibles	40	2	24	–	22	1

Thomson deal-related costs	45	2	–	–	–	–

Investment income	(1)	–	–	–	(1)	–

Profit on disposal of subsidiaries, associates and joint ventures	(24)	(1)	(80)	(3)	(42)	(2)

Fair value movements	12	–	19	1%	(2)	–

Profit before tax/margin before impairments and amortisation of business combination intangibles, Thomson deal-related costs, investment income, profit on disposals and fair value movements (Adjusted profit before tax)	345	14	276	11	215	9

Reconciliation of basic EPS to adjusted EPS

	2007	2007	2006	2006	2005	2005
Year to 31 December	£m	EPS Pence	£m	EPS Pence	£m	EPS Pence

Profit/basic EPS from continuing activities	213	17.3	293	22.6	229	16.3

Excluding:

Impairments and amortisation of business combination intangibles	40	3.3	24	1.8	22	1.6

Thomson deal-related costs	45	3.6	–	–	–	–

Investment income	(1)	(0.1)	–	–	(1)	(0.1)

Profit on disposal of subsidiaries, associates and joint ventures	(24)	(2.0)	(80)	(6.3)	(42)	(2.9)

Fair value movements	12	0.9	19	1.5	(2)	(0.2)

Adjustments to tax charge for tax effect of excluded items	–	–	(34)	(2.5)	(13)	(0.9)

Profit/basic EPS from continuing operations before impairments and amortisation of business combination intangibles, Thomson deal-related costs, investment income, profit on disposals, fair value movements and related taxation effects	285	23.0	222	17.1	193	13.8

Reconciliation of actual percentage change to underlying change – revenue by division by type

			Impact of
	Underlying	Impact of	aquisitions	Actual
% change versus year ended 31 December 2006	change	currency	& disposals	change

Recurring	2%	(5%)	–	(3%)

Usage	19%	(10%)	–	9%

Outright	(4%)	(5%)	–	(9%)

Sales & Trading	3%	(5%)	–	(2%)

Recurring	25%	(6%)	1%	20%

Usage	4%	(7%)	–	(3%)

Outright	(25%)	(5%)	–	(30%)

Research & Asset Management	25%	(6%)	1%	20%

Recurring	11%	(6%)	–	5%

Usage	2%	(2%)	2%	2%

Enterprise	10%	(6%)	1%	5%

Recurring	6%	(5%)	–	1%

Usage	6%	(7%)	–	(1%)

Media	6%	(5%)	–	1%

Recurring	7%	(6%)	–	1%

Usage	15%	(9%)	–	6%

Outright	1%	(3%)	3%	1%

Total revenue	7%	(5%)	–	2%

Reconciliation of actual percentage change to underlying change – revenue by division by type

			Impact of
	Underlying	Impact of	aquisitions	Actual
% change versus year ended 31 December 2005	change	currency	& disposals	change

Recurring	4%	–	2%	6%

Outright	24%	–	2%	26%

Usage	4%	(2%)	1%	3%

Total revenue	5%	–	2%	7%

Reuters Group PLC Annual Report 2007

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Operating and financial review / 47
continued

Reconciliation of actual percentage change to underlying change – revenue by division by product family

			Impact of
	Underlying	Impact of	aquisitions	Actual
% change versus year ended 31 December 2006	change	currency	& disposals	change

Reuters Xtra	10%	(6%)	–	4%

Reuters Trader	(20%)	(4%)	–	(24%)

Recoveries	10%	(5%)	–	5%

Sales & Trading	3%	(5%)	–	(2%)

Investments Banking, Investment Management & Corporates	34%	(4%)	–	30%

Reuters Wealth Manager	11%	(7%)	1%	5%

Research & Asset Management	25%	(6%)	1%	20%

Reuters Enterprise Information	18%	(6%)	–	12%

Reuters Information Management Systems	(15%)	(5%)	1%	(19%)

Reuters Trade and Risk Management	14%	(5%)	1%	10%

Enterprise	10%	(6%)	1%	5%

Agency Services	5%	(5%)	–	–

Consumer Media	15%	(9%)	–	6%

Media	6%	(5%)	–	1%

Total revenue	7%	(5%)	–	2%

Reconciliation of actual percentage change to underlying change – revenue by geography

			Impact of
	Underlying	Impact of	aquisitions	Actual
% change versus year ended 31 December 2006	change	currency	& disposals	change

Europe, Middle East & Africa	6%	(3%)	–	3%

Americas	7%	(8%)	–	(1%)

Asia	9%	(9%)	–	–

Total revenue	7%	(5%)	–	2%

Reconciliation of divisional operating costs to trading costs

				2007*

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,440	339	371	160	2,355

Impairments and amortisation of business combination intangibles	(33)	(4)	(3)	–	(40)

Thomson deal-related costs	–	–	–	–	(45)

Fair value movements (in expenses)	(9)	(2)	(2)	(1)	(14)

Other operating income	(22)	(5)	(6)	(3)	(36)

Trading costs	1,376	328	360	156	2,220

				2006 restated**

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,506	324	362	159	2,351

Restructuring charges	(12)	–	(1)	–	(13)

Impairments and amortisation of business combination intangibles	(17)	(3)	(3)	(1)	(24)

Fair value movements (in expenses)	(18)	(3)	(3)	(1)	(25)

Other operating income	(20)	(4)	(5)	(2)	(31)

Trading costs	1,439	314	350	155	2,258

Reuters Group PLC Annual Report 2007

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48 /	Operating and financial review
continued

				2005 restated**

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,482	298	323	148	2,251

Restructuring charges	(76)	(11)	(17)	(8)	(112)

Impairments and amortisation of business combination intangibles	(14)	(3)	(4)	(1)	(22)

Fair value movements (in expenses)	(16)	–	–	–	(16)

Other operating income	(16)	(3)	(5)	(2)	(26)

Trading costs	1,360	281	297	137	2,075

*	Divisional operating costs are stated prior to any impact of £45 million of Thomson deal-related costs in 2007, which relate to Reuters as a whole and cannot be directly attrubuted or allocated to divisions on a reasonable basis.

**	In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. Prior year comparatives have therefore been restated to decrease Sales & Trading revenue by £29 million (2005: £17 million) and operating costs by £37 million (2005: £13 million). Research & Asset Management revenues increased by £6 million (2005: £5 million) and operating costs by £9 million (2005: £5 million). Enterprise revenues increased by £23 million (2005: £12 million) and operating costs by £27 million (2005: £6 million). Media operating costs increased by £1 million (2005: £2 million).

Reconciliation of divisional operating profit to trading profit

					2007 *

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit	206	29	87	15	292

Impairments and amortisation of business combination intangibles	33	4	3	–	40

Thomson deal-related costs	–	–	–	–	45

Investment income	(1)	–	–	–	(1)

(Profit)/loss on disposal of subsidiaries	(2)	–	(1)	–	(3)

Fair value movements	7	2	2	1	12

Trading profit	243	35	91	16	385

				2006 restated**

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit/(loss)	182	(15)	75	14	256

Restructuring charges	12	–	1	–	13

Impairments and amortisation of business combination intangibles	17	3	3	1	24

(Profit)/loss on disposal of subsidiaries	(3)	–	–	(1)	(4)

Fair value movements	14	2	2	1	19

Trading profit/(loss)	222	(10)	81	15	308

				2005 restated**

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit/(loss)	151	(35)	82	9	207

Restructuring charges	76	11	17	8	112

Impairments and amortisation of business combination intangibles	14	3	4	1	22

Investment income	(1)	–	–	–	(1)

(Profit)/loss on disposal of subsidiaries	(7)	5	(1)	(1)	(4)

Fair value movements	3	(2)	(2)	(1)	(2)

Trading profit/(loss)	236	(18)	100	16	334

*	Divisional operating costs are stated prior to any impact of £45 million of Thomson deal-related costs in 2007, which relate to Reuters as a whole and cannot be directly attrubuted or allocated to divisions on a reasonable basis.

**	In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. Prior year comparatives have therefore been restated to decrease Sales & Trading revenue by £29 million (2005: £17 million) and operating costs by £37 million (2005: £13 million). Research & Asset Management revenues increased by £6 million (2005: £5 million) and operating costs by £9 million (2005: £5 million). Enterprise revenues increased by £23 million (2005: £12 million) and operating costs by £27 million (2005: £6 million). Media operating costs increased by £1 million (2005: £2 million).

Reuters Group PLC Annual Report 2007

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Operating and financial review / 49
continued

Reconciliation of cash flows from operating activities to free cash flow and trading cash flow

			2007			2006			2005

		Dis-			Dis-			Dis-
	Continuing	continued	Reuters	Continuing	continued	Reuters	Continuing	continued	Reuters
	operations	operations	Group	operations	operations	Group	operations	operations	Group
Year to 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash generated from operations	534	–	534	311	–	311	268	3	271

Interest received	67	–	67	42	–	42	42	13	55

Interest paid	(99)	–	(99)	(61)	–	(61)	(49)	–	(49)

Tax paid	(26)	–	(26)	(34)	–	(34)	(11)	(13)	(24)

Cash flow from operating activities	476	–	476	258	–	258	250	3	253

Purchases of property, plant and equipment	(116)	–	(116)	(122)	–	(122)	(138)	(7)	(145)

Proceeds from sale of property, plant and equipment	19	–	19	5	–	5	3	–	3

Purchases of intangible assets	(109)	–	(109)	(106)	–	(106)	(40)	–	(40)

Interim funding payment from Telerate	–	–	–	–	–	–	(18)	–	(18)

Thomson deal-related costs paid	21	–	21	–	–	–	–	–	–

Dividends received	3	–	3	3	–	3	5	–	5

Special contributions to pension schemes	4	–	4	187	–	187	–	–	–

Repayment of funds to/(from) BTC	–	–	–	–	–	–	26	(26)	–

Free cash flow	298	–	298	225	–	225	88	(30)	58

Interest received	(67)	–	(67)	(42)	–	(42)	(42)	(13)	(55)

Interest paid	99	–	99	61	–	61	49	–	49

Tax paid	26	–	26	34	–	34	11	13	24

Restructuring	11	–	11	52	–	52	147	–	147

Other	(14)	–	(14)	13	–	13	3	(4)	(1)

Trading cash flow	353	–	353	343	–	343	256	(34)	222

Trading cash conversion*	92%			111%			77%

* Trading cash conversion = trading cash flow/trading profit

Components of net debt/funds
	2007	2006	2005
Year to 31 December	£m	£m	£m

Cash and cash equivalents	251	129	662

Bank overdrafts	(9)	(24)	(25)

	242	105	637

Short-term deposits	3	198	1

Borrowings (excluding bank overdrafts)	(622)	(636)	(385)

Net (debt)/funds	(377)	(333)	253

Reuters Group PLC Annual Report 2007

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50 /	United Kingdom audit opinion

Independent Auditors’ report to the Members of Reuters Group PLC

We have audited the Group financial statements of Reuters Group PLC for the year ended 31 December 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Reuters Group PLC for the year ended 31 December 2007 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of directors’ responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors’ report is consistent with the Group financial statements. The Directors’ report includes that specific information presented in the Information for Shareholders that is cross referred from the Business review and Operating and financial review section of the Directors’ report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director’s remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the company’s compliance with the nine provisions of the Combined Code 2006 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors’ report (which comprises the Financial highlights, Acquisition of Reuters Group PLC by The Thomson Corporation, the Business review, Overview, information about strategy, markets, people, commitment to ethics and compliance, corporate responsibility, supply chain, governmental regulation and challenges, Supplementary information, Governance, information about the Board, Directors and senior managers, the unaudited part of the Remuneration report, Corporate governance and the Operating and financial review) and the Information for shareholders. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:
•	the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2007 and of its profit and cash flows for the year then ended;

•	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the Directors’ report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
19 March 2008

Reuters Group PLC Annual Report 2007

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United States audit opinion / 51

Report of Independent Registered Public
Accounting Firm to the Members of Reuters
Group PLC

In our opinion, the accompanying consolidated balance sheets and the related statements of income, of cash flows and recognised income and expense present fairly, in all material respects, the financial position of Reuters Group PLC and its subsidiaries at 31 December 2007, 2006 and 2005 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” as set out in the “Corporate Governance” section of this Annual Report. Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our audits which were integrated in 2007 and 2006.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London
19 March 2008

Reuters Group PLC Annual Report 2007

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52 /	Consolidated income statement
For the year ended 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Revenue	01, 02	2,605	2,566	2,409

Operating costs	03	(2,355)	(2,351)	(2,251)

Other operating income	04	42	41	49

Operating profit		292	256	207

Finance income	05	117	72	41

Finance costs	05	(151)	(87)	(53)

Profit on disposal of associates, joint ventures and available-for-sale financial assets		21	76	38

Share of post-tax (losses)/profits from associates and joint ventures*	15	(6)	(4)	5

Profit before tax		273	313	238

Taxation	06	(60)	(20)	(9)

Profit for the year from continuing operations		213	293	229

Profit for the year from discontinued operations	07	14	12	253

Profit for the year		227	305	482

Attributable to:

Equity holders of the parent	11	227	305	456

Minority interest	11	–	–	26

Earnings per share

From continuing and discontinued operations

Basic earnings per ordinary share	08	18.4p	23.6p	32.6p

Diluted earnings per ordinary share	08	18.0p	23.1p	31.7p

From continuing operations

Basic earnings per ordinary share	08	17.3p	22.6p	16.3p

Diluted earnings per ordinary share	08	16.9p	22.2p	15.9p

* Share of post-tax (losses)/profits from associates and joint ventures includes a tax charge of £1 million (2006: £2 million, 2005: £1million)

Dividends paid and proposed during the year were £147 million (2006: £134 million, 2005: £140 million). Please refer to note 32 on page 95.

Consolidated statement of recognised income and expense
For the year ended 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Profit for the year		227	305	482

Actuarial gains/(losses) on defined benefit plans	11, 25	98	6	(48)

Exchange differences taken directly to reserves	11, 28	20	(95)	118

Exchange differences taken to the income statement on disposal of assets	11, 28	–	–	(2)

Fair value gains/(losses) on available-for-sale financial assets	11, 28	11	6	(15)

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	11	(18)	–	(73)

Fair value gains/(losses) on net investment hedges	11, 28	4	34	(39)

Fair value gains taken to the income statement on disposal of net investment hedges	11, 28	–	–	(14)

Taxation on the items taken directly to or transferred from equity	11	(20)	(4)	14

Net gains/(losses) not recognised in income statement	11	95	(53)	(59)

Total recognised income for the year		322	252	423

Attributable to:

Equity holders of the parent		322	252	374

Minority interest		–	–	49

Fair value gains and losses arise as a result of application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest.

The consolidated reconciliation of changes in equity is set out in note 11 on pages 68-69.

Reuters Group PLC Annual Report 2007

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Consolidated balance sheet / 53
At 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Assets
Non-current assets:

Intangible assets	13	614	559	487

Property, plant and equipment	14	404	371	358

Investments accounted for using the equity method:

Investments in joint ventures	15	21	19	32

Investments in associates	15	6	19	4

Deferred tax assets	26	286	281	276

Other financial assets and derivatives	16	62	47	22

Retirement benefit assets	25	39	18	–

		1,432	1,314	1,179

Current assets:

Inventories	18	–	1	1

Trade and other receivables	19	255	258	270

Other financial assets and derivatives	16	29	210	18

Current tax debtors		12	8	6

Cash and cash equivalents	20	251	129	662

		547	606	957

Non-current assets classified as held for sale	21	14	–	1

Total assets		1,993	1,920	2,137

Liabilities
Current liabilities:

Trade and other payables	22	(692)	(491)	(456)

Current tax liabilities	23	(247)	(196)	(228)

Provisions for liabilities and charges	24	(37)	(60)	(64)

Other financial liabilities and derivatives	16	(292)	(166)	(49)

		(1,268)	(913)	(797)

Non-current liabilities:

Provisions for liabilities and charges	24	(102)	(204)	(392)

Other financial liabilities and derivatives	16	(370)	(521)	(371)

Deferred tax liabilities	26	(115)	(110)	(66)

		(587)	(835)	(829)

Total liabilities		(1,855)	(1,748)	(1,626)

Net assets		138	172	511

Shareholders’ equity

Share capital	27	539	496	467

Other reserves	28	(1,710)	(1,738)	(1,692)

Retained earnings	11	1,309	1,414	1,736

Total parent shareholders’ equity		138	172	511

Minority interest in equity		–	–	–

Total equity		138	172	511

The financial statements on pages 52-105 were approved by the Board of Directors on 19 March 2008.

Tom Glocer	David Grigson
CEO	CFO

Reuters Group PLC Annual Report 2007

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54 /	Consolidated cash flow statement
For the year ended 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Cash flows from operating activities

Cash generated from operations	29	534	311	271

Interest received		67	42	55

Interest paid		(99)	(61)	(49)

Tax paid		(26)	(34)	(24)

Net cash flow from operating activities		476	258	253

Cash flows from investing activities

Acquisitions, net of cash acquired	30	(39)	(67)	(124)

Disposals, net of cash disposed	30	23	65	246

Purchases of property, plant and equipment		(116)	(122)	(145)

Proceeds from sale of property, plant and equipment		19	5	3

Purchases of intangible assets		(109)	(106)	(40)

Purchases of available-for-sale financial assets		(1)	–	(1)

Proceeds from sale of available-for-sale financial assets		23	–	85

Proceeds from closing of derivative contract		2	–	–

Dividends received		3	3	5

Net cash used in investing activities		(195)	(222)	29

Cash flows from financing activities

Proceeds from issue of shares		47	32	10

Share buyback		(174)	(527)	(223)

Decrease/(increase) in short-term investments		194	(196)	248

(Decrease)/increase in borrowings		(66)	270	(144)

Equity dividends paid to shareholders		(147)	(134)	(140)

Equity dividends paid to minority interests		–	–	(23)

Net cash used in financing activities		(146)	(555)	(272)

Exchange gains/(losses) on cash and cash equivalents		2	(13)	66

Net increase/(decrease) in cash and cash equivalents		137	(532)	76

Cash and cash equivalents at the beginning of the year		105	637	561

Cash and cash equivalents at the end of the year	31	242	105	637

Reuters Group PLC Annual Report 2007

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Group accounting policies / 55

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to 2007, 2006 and 2005, unless otherwise stated.

Basis of accounting
The financial statements have been prepared under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985, International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as adopted by the European Union (EU) and issued by the IASB. All IFRS issued by the IASB, effective at the time of preparing these financial statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of the International Accounting Standard IAS39 ‘Financial Instruments: Recognition and measurement’ related to the hedging portfolio.

Since the company is not affected by the provisions regarding portfolio hedging that are not required by the EU-endorsed version of IAS39, the accompanying financial statements comply with both IFRS as adopted by the EU and IFRS issued by the IASB.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain judgements, estimates and assumptions that affect the reported amounts of revenue and expenses during the reported period, the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Further details regarding areas requiring significant assumptions and estimates are provided in the relevant notes to the financial statements.

The areas which require a higher degree of judgement include impairments, intangible assets, defined benefit pension plans, share-based payments, provisions, leases, segment reporting and taxation.

Standards, amendments and interpretations effective in 2007
IFRS7, ‘Financial instruments: Disclosures’ and the complementary amendment to IAS1, ‘Presentation of financial statements – Capital Disclosures’, were adopted during the year introducing new disclosures relating to financial instruments. Adoption of the standards has not had any impact on the classification or valuation of the Group’s financial instruments.

Basis of consolidation
The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures.

Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Group financial statements, accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Associates and joint ventures
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates and joint ventures includes goodwill and intangibles identified on acquisition, plus the Group’s share of post-acquisition reserves.

The Group’s share of post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. When the Group’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. For Group reporting purposes, the results of associates and joint ventures have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Foreign currency translation
Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in pounds sterling, the company’s functional and presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement except when deferred in equity as qualifying cash flow and net investment hedges.

Exchange differences on non-monetary items, such as available-for-sale financial assets, are included in the fair value reserve in equity.

The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:

•	income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the date of the transaction);

•	assets and liabilities are translated at the closing exchange rate at the date of the balance sheet; and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Revenue recognition
Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the year.

Revenue from sales of subscription-based real-time and historical information services is recognised rateably over the term of the subscription.

Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance, at which time the Group has no further obligation. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow the Group to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

Transaction products usage revenue is accounted for on a trade date basis.

Reuters Group PLC Annual Report 2007

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56 /	Group accounting policies
continued

Interest income is accrued on a time basis by reference to the amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying value.

Dividend revenue is recognised when the Group’s right to receive payment is established.

Pensions and similar obligations
The Group operates defined contribution and defined benefit pension plans and provides post-retirement medical benefits.

Payments to defined contribution pension plans are charged as an expense to the income statement, as incurred, when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made. A defined benefit plan is a pension plan that is not a defined contribution plan.

For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The asset or liability recognised in the balance sheet, in respect of defined benefit plans, is the fair value of the defined benefit obligation at the balance sheet date. Pension scheme surpluses are recognised only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Group can unilaterally reduce future contributions to the plan. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.

All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation, and the fair value of plan assets, are recognised immediately in the statement of recognised income and expense.

Post-retirement medical benefits are provided to employees of some Group companies. The expected costs are determined using an accounting methodology similar to that for defined benefit pension plans.

Share-based payments
The Group makes equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based awards granted after 7 November 2002 but not vested by 1 January 2005 are measured at fair value at the date of grant using an options pricing methodology and expensed over the vesting period of the award. At each balance sheet date, the Group reviews its estimate of the number of options that are expected to vest.

Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill and intangibles on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold.

Internally generated intangible assets
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised as an intangible asset and amortised over the useful economic life. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product or capability can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product or capability once completed. Capitalisation ceases when the product or capability is ready for use.

Expenditure on research activities, and on development activities that do not meet the above criteria, is charged to the income statement as incurred.

Internally developed intangible assets are systematically amortised, on a straight line basis, over their useful economic lives which range from three to five years.

Other intangibles
Software which forms an integral part of the related hardware is capitalised with that hardware and included within property, plant and equipment.

Costs which are directly associated with the production of software for internal use in the business are capitalised as an intangible asset. Software assets are amortised on a straight line basis over their expected useful economic lives which range from three to five years.

Acquired intangible assets include software licences, customer relationships, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives which range from five to fifteen years.

Impairment of non-financial assets
Goodwill is not subject to amortisation and is tested annually for impairment.

All other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, intangible assets under development and not yet ready for use are reviewed for impairment annually. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which separately identifiable cash flows exist (cash generating units, ‘CGUs’). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount of this group of CGUs is compared to the recoverable amount of that particular group.

Property, plant and equipment
All items of property, plant and equipment are stated at historical cost less depreciation including expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives which are as follows:

Freehold land	Not depreciated

Freehold buildings	Normally 50 years

Leasehold property	Over the term of the lease

Computer systems equipment, office equipment and motor vehicles	2 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less selling costs.

Reuters Group PLC Annual Report 2007

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Group accounting policies / 57
continued

Financial Assets
Classification
The Group classifies its financial assets in the following categories:

•	financial assets at fair value through profit and loss;

•	loans and receivables;

•	available-for-sale financial assets.

The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss
This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets and initially recognised at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognised immediately in the income statement. Interest or dividend income is recognised separately from the net gain or loss on the asset. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Available-for-sale financial assets
The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently remeasured at each reporting date. Unrealised gains and losses arising from changes in fair value are recognised in the statement of recognised income and expense.

Impairment and derecognition
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets, is impaired. On impairment, the cumulative loss recognised in equity is removed from equity and recognised in the income statement. On disposal of the asset, gains or losses recognised in equity are removed from equity and recognised in the income statement.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other highly liquid investments with original maturities of three months or less, and bank overdrafts.

Inventories and contract work in progress
Inventories and contract work in progress are valued at the lower of cost and net realisable value less progress payments received.

Trade receivables
Trade receivables do not carry interest and are initially measured at their fair value, as reduced by appropriate allowances for estimated irrecoverable amounts, and subsequently measured at amortised cost. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement. When a trade receivable is uncollectible it is written off against the provision.

Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Provisions
Provisions, other than in respect of pension and post-retirement benefits, are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programmes.

Leasing
Assets under leasing contracts are classified as finance or operating leases at the inception of the lease or when changes are made to existing contracts.

Assets classified as finance leases are recognised as assets of the Group at the present value of the minimum lease payments determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are recognised in the income statement on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost, adjusted for fair value movements in respect of related fair value hedges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Borrowing costs on qualifying assets are expensed as incurred and not capitalised as part of the cost of the asset.

Purchases and sales of financial assets
Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the Group.

Derivative financial instruments and hedging
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:

•	hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);

•	hedges of highly probable forecast transactions (cash flow hedges); or

•	hedges of net investments in foreign operations (net investment hedges).

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Reuters Group PLC Annual Report 2007

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58 /	Group accounting policies
continued

Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognised in the income statement.

Net investment hedges
Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement within operating costs. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity, subject to effectiveness.

Gains and losses accumulated in equity are recognised in the income statement on disposal or impairment of the foreign operation.

Embedded derivatives
Embedded derivatives arise in certain revenue and purchase contracts where the currency of the contract is different from the functional currencies of the parties involved. Such derivatives are separated from the host contracts when their economic characteristics and risks are not closely related to those of the host contract. The derivatives are measured at fair value at each balance sheet date using forward exchange market rates. Changes in the fair value are recognised in the income statement.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges under the Group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Financial guarantees
Financial guarantees are non-derivative financial liabilities which are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, and the amount initially recognised.

Fair value estimation
The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.

Embedded derivatives arise in revenue and supplier contracts where the currency of the contract is different from the functional currencies of the parties involved. The derivatives are separated from the host contracts and valued using quoted forward market rates.

Interest in shares of Reuters Group PLC
Shares held by the Reuters Employee Share Ownership Trusts and repurchased shares are recorded in the balance sheet at cost and reported as a deduction from shareholders’ equity.

Irrevocable commitments to repurchase shares during close periods entered into before the balance sheet date are recorded in the balance sheet at estimated cost and reported as a current liability with a corresponding deduction from shareholders’ equity.

Dividend distribution
Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.

Taxation
The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realisation or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognised if the temporary differences arise from goodwill not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Segment reporting
Business segmentation is the primary reporting dimension for the Group, with geographical segmentation being the secondary reporting dimension. Accordingly, the four business divisions (Sales & Trading, Research & Asset Management, Enterprise, and Media), are the primary reporting segments for the Group.

Note 1 on page 60 outlines in detail the allocation approach in respect of divisional results, costs, assets and liabilities.

Standards, interpretations and amendments to
issued standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after 1 January 2008 or later periods but which have not yet been adopted by the EU or which the Group has chosen not to adopt early. The new standards which are expected to be relevant to the Group’s operations are as follows:

Standards, interpretations and amendments to issued
standards adopted by the EU
IFRS 8 ‘Operating Segments’ (effective from 1 January 2009)
IFRS 8 replaces IAS 14 ‘Segment Reporting’ and aligns segment reporting with the requirements of US accounting standards FAS 131 ‘Disclosures about Segments of an Enterprise and Related Information’. The new standard uses a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group has assessed the impact of IFRS 8 and concluded that segment reporting will continue to be focused on the business divisions with the distinction between primary and secondary segments being removed.

Reuters Group PLC Annual Report 2007

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Group accounting policies / 59
continued

IAS 1 (revised) ‘Presentation of Financial Statements’
(effective from 1 January 2009)
IAS 1 (revised) constitutes Phase A of the IASB’s project on performance reporting. Where previously companies were required to present only one of either a Statement of Recognised Income and Expense (SORIE) or a Statement of Recognised Changes in Equity (SOCIE), the amendments require companies to present both a SOCIE and either a statement of comprehensive income or an income statement accompanied by a statement of other comprehensive income as financial statements (formerly referred to as “primary statements”). Other changes include the requirement to present a statement of financial position (balance sheet) as at the beginning of the comparative period when an entity restates the comparatives following a change in accounting policy, the correction of an error, or the reclassification of items in the financial statements; and clarification of disclosure requirements relating to income tax on items recognised in other comprehensive income, dividends, and recycling to the income statement/comprehensive income of gains previously recognised in other comprehensive income. The Group has assessed the impact of the revision and concluded that it is not likely to have a significant effect on the Group’s financial statements.

IFRIC 11 ‘IFRS 2 – Group and Treasury Share Transactions’
(effective from 1 January 2008)
IFRIC 11 addresses share-based payment arrangements in which (a) an entity grants its employees a right to equity instruments of the entity, and either chooses or is required to buy those equity instruments from another party or the shareholder provides the equity instruments needed to settle the share-based payment arrangement; and (b) a subsidiary entity’s employees are granted rights to equity instruments of the parent entity (or another entity in the same group), in particular, arrangements in which the parent entity or the subsidiary entity grants those rights direct to the subsidiary entity’s employees. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.

Standards, interpretations and amendments to issued
standards not yet adopted by the EU
IAS 23 (revised) ‘Borrowing Costs’ (effective from 1 January 2009)
The amendments to IAS 23 remove the option of expensing borrowing costs relating to qualifying assets. Although the amendments are intended to clarify definitions of qualifying assets and eligible borrowing costs (especially in the case of land under development) the amendments are not intended to change the definitions fundamentally. The Group has assessed the impact of IAS 23 (revised) and the current policy will need to be amended from 1 January 2009 onwards to capitalise borrowing costs.

IFRIC 12 ‘Service Concession Arrangements’ (effective from 1 January 2008)
IFRIC 12 provides guidance on certain recognition and measurement issues that arise in accounting for public and private service concession arrangements. It amends IFRIC 4 to exclude from the scope of IFRIC 4 any service concession arrangements that fall within the scope of IFRIC 12. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.

IFRIC 13 ‘Customer Loyalty Programmes’ (effective from 1 July 2008)
Where a customer loyalty programme operates, IFRIC 13 requires an entity to separate sales revenue into revenue for sale of the goods or services and revenue for sale of the loyalty points (based on the fair value of the loyalty points); with the latter being deferred until the loyalty points are redeemed. The IFRIC explains how to determine the fair value of the consideration for the loyalty points and how to account for redemption. It also addresses whether agency relationships arise where a third party provides the loyalty reward, and when a loyalty scheme might be considered to be onerous. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.

IFRIC 14 ‘IAS 19 The limit on a Defined Benefit Asset, Minimum Funding
Requirements and their Interaction’(effective from 1 January 2008)
IFRIC 14 clarifies the requirements of IAS 19, which limits the measurement of a defined benefit asset to the “present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan” plus unrecognised gains and losses; this is known as the “asset ceiling”. The IFRIC addresses when refunds or reductions in future contributions should be regarded as available; how a minimum funding requirement might affect the availability of reductions in future contributions; and when a minimum funding requirement might give rise to an additional liability.

Reuters Group PLC Annual Report 2007

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60 /	Notes to the financial statements

01 Segmental analysis – income statement

Primary reportable segments – business divisions
The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media. Therefore, the Group’s primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.

Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.

Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of operating costs.

Other operating income is allocated to divisions using a similar methodology to operating costs.

Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model.

When changes are made to the allocation methodology, prior year comparatives are restated to ensure that divisional results are allocated on a consistent basis year-on-year.

From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.

Communications revenues are no longer allocated as Recoveries to Sales & Trading, but are allocated among business Divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise Division. A proportion of Messaging costs are then charged to the other Divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.

2006 comparatives have therefore been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading, to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management, to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

2005 comparatives have been restated to decrease recoveries revenues by £44 million, increase other product revenues by £27 million and decrease operating costs by £13 million in Sales & Trading, to increase other product revenue by £5 million and increase operating costs by £5 million in Research & Asset Management, to increase other product revenue by £12 million and increase operating costs by £6 million in Enterprise and to increase operating costs by £2 million in Media.

The tables below show a segmental analysis of results for continuing operations. For information relating to discontinued operations, please refer to note 7 on page 65

					2007

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,619	363	451	172	2,605

Operating costs	(1,440)	(339)	(371)	(160)	(2,310)

Other operating income	27	5	7	3	42

Divisional operating profit*	206	29	87	15	337

Thomson deal related costs					(45)

Operating profit					292

Finance income					117

Finance costs					(151)

Profit on disposal of associates, joint ventures and available-for-sale financial assets					21

Share of post-taxation losses from associates and joint ventures					(6)

Profit before taxation					273

Taxation					(60)

Profit for the year from continuing operations					213

*   Divisional operating profit is operating profit less Thomson deal-related costs

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 61
continued

01 Segmental analysis – income statement continued

					Restated
					2006

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,661	304	431	170	2,566

Operating costs	(1,506)	(324)	(362)	(159)	(2,351)

Other operating income	27	5	6	3	41

Operating profit	182	(15)	75	14	256

Finance income					72

Finance costs					(87)

Profit on disposal of associates, joint ventures and available-for-sale financial assets					76

Share of post-taxation profits from associates and joint ventures					(4)

Profit before tax					313

Taxation					(20)

Profit for the year from continuing operations					293

					Restated
					2005

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,596	263	397	153	2,409

Operating costs	(1,482)	(298)	(323)	(148)	(2,251)

Other operating income	37	–	8	4	49

Operating profit	151	(35)	82	9	207

Finance income					41

Finance costs					(53)

Profit on disposal of associates, joint ventures and available-for-sale financial assets					38

Share of post-taxation profits from associates and joint ventures					5

Profit before tax					238

Taxation					(9)

Profit for the year from continuing operations					229

Divisional revenue comprises sales to external customers only. Divisional revenue from transactions with other segments is £nil (2006: £nil, 2005: £nil)

The following table shows the aggregate of each business division’s share of results of associates and joint ventures:

	2007	2006	2005
	£m	£m	£m

Sales & Trading	(5)	(4)	2

Research & Asset Management	1	–	–

Enterprise	–	–	–

Media	(2)	–	3

Share of post-taxation (losses)/profits from associates and joint ventures	(6)	(4)	5

The following table provides information relating to depreciation, amortisation, impairments and other significant non-cash expenses included in the divisional operating costs above:

			2007			2006			2005

	Depreciation		Other	Depreciation		Other	Depreciation		Other
	and		non-cash	and		non-cash	and		non-cash
	amortisation	Impairments	expenses	amortisation	Impairments	expenses	amortisation	Impairments	expenses
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sales & Trading	99	20	27	95	–	36	89	1	39

Research & Asset Management	19	–	6	19	–	7	19	–	4

Enterprise	32	1	6	22	–	8	20	1	2

Media	7	–	2	5	–	3	4	1	1

Total	157	21	41	141	–	54	132	3	46

Please refer to note 13 on page 71 for more information relating to impairments.

Reuters Group PLC Annual Report 2007

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62 /	Notes to the financial statements
continued

01 Segmental analysis – income statement continued

Secondary reportable segments – geographical
Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The following table represents revenue from external customers by geographical area based on the geographical location of the customers:

	2007	2006	2005
Revenue	£m	£m	£m

Europe, Middle East & Africa*	1,441	1,396	1,330

Americas	701	709	651

Asia	463	461	428

Total revenue	2,605	2,566	2,409

* To reflect the way Reuters was managed from 2006, UK&Ireland, EMEA West and EMEA East have been combined into one geographical location.

02 Revenue by type

An analysis of the Group’s revenue from sale of goods and services by type is set out below:

	2007	2006	2005
	£m	£m	£m

Recurring	2,394	2,363	2,235

Usage	139	132	104

Outright	72	71	70

Total revenue	2,605	2,566	2,409

Customers generally pay for Reuters products and services in three ways. Recurring revenue is generated through subscription fees to cover access of terminals and maintenance fees for software. Usage revenue is principally derived from matching and trading transactions, and advertising revenues. Outright revenue comprises once-off sales including information and risk management solutions.

03 Operating costs

	2007	2006	2005
Costs by nature	£m	£m	£m

Salaries, commission and allowances	756	763	761

Social security costs	78	64	67

Share-based payments (see note 33)	36	30	30

Pension costs (see note 25)	40	61	55

Total staff costs	910	918	913

Services*	529	512	455

Depreciation	96	95	99

Data	319	323	281

Communications	249	279	289

Space	156	151	162

Amortisation of intangibles	61	46	33

Impairments	21	–	3

Losses on derivative financial instruments	14	25	–

Losses on ineffective portion of net investment hedges	–	–	1

Losses on financial assets designated at fair value through profit and loss	–	–	15

Foreign exchange losses	–	2	–

Total operating costs	2,355	2,351	2,251

Operating costs include:

Research and development expenditure	100	83	92

Operating lease expenditure:

Hire of equipment	9	6	6

Other, principally property	76	74	67

Advertising	15	19	17

* Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 63
continued

03 Operating costs continued

An analysis of fees payable by the Group to the company’s auditors is set out below:

	2007	2006	2005
	£m	£m	£m

Fees payable to the company’s auditor for the audit of the company’s annual accounts	2.5	2.2	2.9

Fees payable to the company’s auditor and its associates for other services:

The audit of the company’s subsidiaries, pursuant to legislation	1.9	1.3	1.3

Other services pursuant to legislation	3.4	0.6	0.4

Tax services	0.7	1.0	2.6

Services relating to corporate finance transactions	–	0.2	0.4

All other services	0.3	0.2	0.3

Total fees payable	8.8	5.5	7.9

United Kingdom	7.3	3.9	3.8

Overseas	1.5	1.6	4.1

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

In 2007 other services pursuant to legislation include fees relating to the proposed acquisition of Reuters by Thomson.

Fees paid to PricewaterhouseCoopers for the audit of Reuters pension schemes total £0.2 million.

04 Other operating income

	2007	2006	2005
	£m	£m	£m

Profit on disposal of subsidiaries	3	4	4

Gains on derivative financial instruments	1	5	18

Gains on ineffective portion of net investment hedges	1	1	–

Investment income	1	–	1

Foreign exchange gains	4	–	3

Profit on disposal of property, plant and equipment	10	2	–

Other income	22	29	23

Total other operating income	42	41	49

Other income principally comprises amounts received in respect of services provided by Reuters to joint ventures and other parties.

05 Finance income and finance costs

	2007	2006	2005
	£m	£m	£m

Interest receivable from:

Available-for-sale assets – listed investments	–	–	1

Loans and receivables – unlisted investments	18	16	18

Derivative financial instruments – hedging instruments	49	33	18

Fair value gains on financial instruments:

Derivative financial instruments: fair value hedges	46	3	1

Fair value adjustment to borrowings relating to interest rate risk	4	13	–

Foreign exchange gain on retranslation of borrowings	–	7	3

Total finance income	117	72	41

Interest payable on:

Financial liabilities measured at amortised cost – bank loans and overdrafts	(2)	(6)	(4)

Financial liabilities measured at amortised cost – other borrowings	(38)	(23)	(23)

Derivative financial instruments – hedging instruments	(54)	(35)	(17)

Fair value losses on financial instruments:

Derivative financial instruments: fair value hedges	–	(19)	(1)

Fair value adjustment to borrowings relating to interest rate risk	–	–	(1)

Foreign exchange retranslation of borrowings	(50)	–	–

Derivative financial instruments at fair value – held for trading:

Interest payable	(6)	(3)	(5)

Unwinding of discounts	(1)	(1)	(2)

Total finance costs	(151)	(87)	(53)

Reuters Group PLC Annual Report 2007

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64 /	Notes to the financial statements
continued

06 Taxation

Analysis of charge for the year

	2007	2006	2005
	£m	£m	£m

Current taxation:

Continuing operations	81	(10)	(10)

Discontinued operations	(4)	12	50

	77	2	40

Deferred taxation (see note 26):

Continuing operations	(21)	30	19

Discontinued operations	–	(12)	13

	(21)	18	32

Continuing operations	60	20	9

Discontinued operations	(4)	–	63

Total taxation	56	20	72

Tax on items recognised in equity

	2007		2006		2005

	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued
	£m	£m	£m	£m	£m	£m

Current tax credit on unrealised exchange movements	(2)	–	(7)	–	–	–

Deferred tax charge/(credit) on actuarial losses on defined benefit plans	21	–	1	–	(10)	–

Deferred tax credit on stock options	(4)	–	(1)	–	(10)	(1)

Current tax charge/(credit) on revaluations and fair value movements	1	–	10	–	(4)	–

Factors affecting tax charge for the year
The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007	2006	2005
	£m	£m	£m

Profit before tax	273	313	238

Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2006: 30%, 2005: 30%)	82	94	71

Effects of:

Non-tax deductible amortisation and impairment of intangibles	5	5	4

Expenses not deductible for tax purposes	12	2	4

Non-taxable investment disposals and impairments	(6)	(15)	(13)

Adjustments in respect of prior years	(11)	(56)	(23)

Recognition of tax losses that arose in prior years	–	(4)	(33)

Effects of changes in tax rates on deferred taxes	8	–	–

Other differences	(30)	(6)	(1)

Total taxation for continuing operations	60	20	9

Other differences are primarily due to overseas profits taxed at rates different to those in the UK, and the geographical mix of profits in the Group.

On 12 March 2007, the UK Government announced that the standard rate of corporation tax will be reduced to 28% for profits arising after 31 March 2008. As a result of this change of rate, the UK deferred tax assets and liabilities of the group have been remeasured to reflect the expected realisable value of those assets and liabilities at the reduced rate of tax.

The tax charge for the year includes a charge of £20 million in respect of UK tax (2006: credit of £34 million; 2005: charge of £16 million), of which £6 million relates to the effect on deferred taxes of the announced reduction in UK tax rate.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 65
continued

07 Discontinued operations

The ‘Profit for the year from discontinued operations’ line within the income statement comprises the post-tax profit or loss of discontinued operations and the post-tax profit or loss on their disposal.

The Group has no activities which are required to be classified as discontinued operations during 2007. However, additional gains totalling £14 million (2006: £12 million) have been recognised in 2007. £10 million (2006: £12 million) relates to the disposal of Instinet Group, which was classified as a discontinued operation during 2005 and a further £4 million relating to associated costs of the disposal of Radianz. The gains relate to tax settlements and the release of tax provisions no longer required.

	2007	2006	2005
	£m	£m	£m

Profits after tax of subsidiaries (net of tax £nil, 2006: £nil, 2005: £20 million)	–	–	69

Profit on disposal of subsidiaries (net of tax, £nil 2006: £nil, 2005: £43 million)	14	12	184

Profit for the year from discontinued operations	14	12	253

Basic earnings per ordinary share for discontinued operations	1.1p	1.0p	16.3p

Diluted earnings per ordinary share for discontinued operations	1.1p	0.9p	15.8p

Basic and diluted earnings per share are calculated using the weighted average number of ordinary shares as disclosed in note 8 on page 66.

Discontinued operations in 2005
Subsidiaries acquired with a view to resale: Radianz
On 21 October 2004, Reuters entered into exclusive discussions with BT to secure a long-term agreement for the provision of network services, including the sale of Radianz to BT. As a prerequisite to this agreement, Reuters acquired Equant’s 49% voting interest in Radianz, with a view to selling the 100% interest to BT.

On 29 April 2005, Reuters completed the sale of its 100% voting interest in Radianz to BT for gross proceeds of £115 million.

The disposal of Radianz in 2005 resulted in a loss on disposal of £4 million, which is presented within ‘profit/(loss) on disposal of subsidiaries’ within discontinued operations.

Disposal of subsidiaries: Instinet Group (including BTC)
Reuters held approximately 62% of the shares in Instinet Group, a US based company, which was previously accounted for as a subsidiary of Reuters Group PLC on a 100% consolidated basis with offsetting minority interest.

On 31 March 2005, Reuters sold BTC, a soft dollar execution broker, to Instinet Group, for approximately 3.8 million shares of Instinet Group stock, valued at approximately £12 million. In 2004, an impairment loss of £17 million was recognised for BTC within ‘profit for the year from discontinued operations’. The sale to Instinet Group has been accounted for as a partial disposal of the Group’s interest in BTC, which resulted in a loss of £3 million. BTC made profits after tax of £1 million in the period prior to sale.

On 8 December 2005, Reuters disposed of its investment in Instinet Group for gross proceeds of £612 million (including £37 million relating to Reuters share of an Instinet Group dividend received prior to close). Reuters recorded a net gain on sale of £191 million in 2005 within ‘profit/(loss) on disposal of subsidiaries’ within discontinued operations. Instinet Group’s results up until sale, a profit after taxation of £68 million (before minority interest), are also included in the Group results as part of discontinued operations.

The results of Instinet Group and BTC are as follows:

	2007	2006	2005
Results of Instinet and BTC	£m	£m	£m

Revenue	–	–	466

Operating costs	–	–	(402)

Operating profit	–	–	64

Finance income	–	–	13

Profit on disposal of available-for-sale financial assets	–	–	12

Profit before taxation	–	–	89

Taxation	–	–	(20)

Profit for the period	–	–	69

The net cash flow attributable to discontinued operations is as follows:

	2007	2006	2005
	£m	£m	£m

Cash generated from discontinued operations (see note 29)	–	–	3

Tax paid	–	–	(13)

Interest received	–	–	13

Interest paid	–	–	–

Net cash flow from operating activities	–	–	3

Net cash flow from investing activities*	–	–	(474)

Net cash flow from financing activities	–	–	(85)

Exchange gains on cash and cash equivalents	–	–	57

Decrease in cash and cash equivalents from discontinued operations	–	–	(499)

* Net cash flow from investing activities in 2005 includes £582 million relating to cash held by subsidiaries at the date of disposal.

Reuters Group PLC Annual Report 2007

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66 /	Notes to the financial statements
continued

08 Earnings per ordinary share

Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buyback programme and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

	2007	2006	2005
Weighted average number in millions	£m	£m	£m

Ordinary shares in issue	1,479	1,455	1,438

Non-vested shares held by Employee Share Ownership Trusts	(28)	(30)	(32)

Shares repurchased	(212)	(128)	(10)

Basic earnings per share denominator	1,239	1,297	1,396

Issuable under employee share schemes	25	24	41

Diluted earnings per share denominator	1,264	1,321	1,437

Earnings per share from continuing and discontinued operations	2007	2006	2005

Profit attributable to equity holders of the company (£m)	227	305	456

Basic earnings per share	18.4p	23.6p	32.6p

Diluted earnings per share	18.0p	23.1p	31.7p

Earnings per share from continuing operations	2007	2006	2005

Profit attributable to equity holders of the company (£m)	213	293	229

Basic earnings per share	17.3p	22.6p	16.3p

Diluted earnings per share	16.9p	22.2p	15.9p

09 Remuneration of directors

The audited parts of the Remuneration Report on pages 19 to 23 include details of directors’ emoluments, pension arrangements, long-term incentive plans and share option plans, details of which form part of these financial statements.

Details of senior management remuneration are given in note 34 on page 99.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 67
continued

10 Employee information

The average number of employees during the year was as follows:

		Restated	Restated
	2007	2006	2005

Business division:

Sales & Trading*	1,430	1,301	987

Research & Asset Management	895	800	658

Enterprise	1,491	1,241	925

Media	220	189	109

Shared divisional resources	3,706	3,182	3,504

Total divisions	7,472	6,713	6,183

Global Sales & Service Organisation	5,843	5,717	4,988

Editorial	2,351	2,321	2,210

Corporate Services*	1,526	1,551	1,637

Total continuing operations	17,462	16,302	15,018

Discontinued operations	–	–	846

Total average number of employees	17,462	16,302	15,864

By location:

Europe, Middle East and Africa	7,359	7,174	6,962

Americas	4,219	4,252	4,292

Asia	5,884	4,876	3,764

Total continuing operations	17,462	16,302	15,018

Discontinued operations	–	–	846

Total average number of employees	17,462	16,302	15,864

By function:

Production and communications	10,335	9,438	8,498

Selling and marketing	4,609	4,572	4,179

Support services and administration	2,518	2,292	2,341

Total continuing operations	17,462	16,302	15,018

Discontinued operations	–	–	846

Total average number of employees	17,462	16,302	15,864

The above include:

Development staff	3,120	2,670	2,332

*	2006 and 2005 have been restated to reflect the way that Reuters was managed in 2007, Transaction Sales and Hosted are now shown within Sales & Trading rather than in Shared divisional resources and Global Sales & Service Organisation, respectively. Chief Technology Office is now included in Corporate Services rather than in Shared Divisional resources

The average number of employees during 2007 included 167 temporary staff (2006:168, 2005:181).

Reuters Group PLC Annual Report 2007

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68 /	Notes to the financial statements
continued

11 Consolidated reconciliation of changes in equity

		Attributable to equity			Minority	Total
		holders of the parent			interest	equity

		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2005		455	(1,647)	1,690	201	699

Actuarial losses on defined benefit plans	25	–	–	(48)	–	(48)

Exchange differences taken directly to reserves		–	97	–	21	118

Exchange differences taken to the income statement on disposal of assets		–	(2)	–	–	(2)

Fair value losses on available-for-sale financial assets	16	–	(22)	–	7	(15)

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	–	(68)	–	(5)	(73)

Fair value losses on net investment hedges	16	–	(39)	–	–	(39)

Fair value gains taken to the income statement on disposal of net investments		–	(14)	–	–	(14)

Taxation on the items taken directly to or transferred from equity		–	4	10	–	14

Net expense recognised directly in equity		–	(44)	(38)	23	(59)

Profit for the year		–	–	456	26	482

Total recognised (expense)/income for 2005		–	(44)	418	49	423

Employee share schemes		–	–	42	7	49

Taxation on employee share schemes		–	–	11	–	11

Repurchase of own shares		–	–	(224)	–	(224)

Shares to be repurchased		–	–	(59)	–	(59)

Proceeds from shares issued to ordinary shareholders	27	12	–	(2)	–	10

Proceeds of shares issued to minority shareholders of Instinet		–	–	–	3	3

Dividends:	32

Final dividend for 2004		–	–	(86)	–	(86)

Interim dividend for 2005		–	–	(54)	–	(54)

Share of Instinet’s dividend paid to minority shareholders		–	–	–	(23)	(23)

Other movements in equity		–	(1)	–	–	(1)

Minority interest in subsidiary disposed in the year		–	–	–	(237)	(237)

31 December 2005		467	(1,692)	1,736	–	511

1 January 2006		467	(1,692)	1,736	–	511

Actuarial gains on defined benefit plans	25	–	–	6	–	6

Exchange differences taken directly to reserves		–	(95)	–	–	(95)

Fair value gains on available-for-sale financial assets	16	–	6	–	–	6

Fair value gains on net investment hedges	16	–	34	–	–	34

Tax on items taken directly to or transferred from equity		–	(3)	(1)	–	(4)

Net expense recognised directly in equity		–	(58)	5	–	(53)

Profit for the year		–	–	305	–	305

Total recognised (expense)/income for 2006		–	(58)	310	–	252

Employee share schemes		–	–	30	–	30

Tax on employee share schemes		–	–	1	–	1

Repurchase of own shares		–	–	(467)	–	(467)

Shares to be repurchased		–	–	(53)	–	(53)

Shares allotted during the year	27	41	–	(9)	–	32

Shares cancelled during the year	27	(12)	12	–	–	–

Dividends:	32

Final dividend for 2005		–	–	(81)	–	(81)

Interim dividend for 2006		–	–	(53)	–	(53)

31 December 2006		496	(1,738)	1,414	–	172

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 69
continued

11 Consolidated reconciliation of changes in equity continued

			Attributable to equity		Minority	Total
			holders of the parent		interest	equity

		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2007		496	(1,738)	1,414	–	172

Actuarial gains on defined benefit plans	25	–	–	98	–	98

Exchange differences taken directly to reserves		–	20	–	–	20

Fair value gains on available-for-sale financial assets	16	–	11	–	–	11

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	–	(18)	–	–	(18)

Fair value gains on net investment hedges	16	–	4	–	–	4

Tax on items taken directly to or transferred from equity		–	1	(21)	–	(20)

Net income recognised directly in equity		–	18	77	–	95

Profit for the year		–	–	227	–	227

Total recognised income for 2007		–	18	304	–	322

Employee share schemes		–	–	30	–	30

Tax on employee share schemes		–	–	4	–	4

Repurchase of own shares		–	–	(121)	–	(121)

Shares to be repurchased		–	–	(169)	–	(169)

Shares allotted during the year	27	53	–	(6)	–	47

Shares cancelled during the year	27	(10)	10	–	–	–

Dividends:	32

Final dividend for 2006		–	–	(86)	–	(86)

Interim dividend for 2007		–	–	(61)	–	(61)

31 December 2007		539	(1,710)	1,309	–	138

Please refer to note 27 on page 91 and note 28 on page 93 for more information on the nature of and movements in share capital and other reserves respectively.

Retained earnings is stated after deducting £1,272 million (2006: £1,002 million, 2005: £489 million) in respect of treasury shares. This is composed of a cumulative £924 million (2006: £750 million, 2005: £224 million) which represents the cost of 223 million shares in Reuters Group PLC (2006: 187 million, 2005: 57 million) repurchased in the market as part of the ongoing share buyback programme (see note 27 on page 91), £169 million (2006: £53 million, 2005: £59 million) which represents the cost of 28 million shares in Reuters Group PLC (2006: 12.0 million, 2005: 13.5 million) that Reuters had an irrevocable commitment to repurchase during the year end close period and £179 million (2006: £199 million, 2005: £206 million) which represents the cost of 27 million shares in Reuters Group PLC (2006: 30 million, 2005: 32 million) purchased in the market and held by Reuters Employee Share Ownership Trusts (ESOTs) to satisfy certain options/awards under the Group’s share incentive plans (see note 33 on page 96).

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the ongoing share buyback programme. An amount equal to the nominal value of these shares has been transferred from share capital to the capital redemption reserve.

Reuters Group PLC Annual Report 2007

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70 /	Notes to the financial statements
continued

12 Segmental analysis – balance sheet

Primary reportable segments
The tables below show assets, liabilities and other information by business division. The assets and liabilities are attributed to business divisions using methodologies consistent with those used to allocate divisional results (see note 1 on page 60).

					31 December 2007

		Research &
	Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	764	271	227	83	621	1,966

Investment in associates and joint ventures	18	4	1	4	–	27

Total assets	782	275	228	87	621	1,993

Total liabilities	(386)	(122)	(112)	(50)	(1,185)	(1,855)

Capital expenditure	160	52	49	11	–	272

					Restated
					31 December 2006

		Research &
	Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	745	243	182	56	656	1,882

Investment in associates and joint ventures	15	4	1	18	–	38

Total assets	760	247	183	74	656	1,920

Total liabilities	(430)	(116)	(115)	(57)	(1,030)	(1,748)

Capital expenditure	172	32	76	10	–	290

					Restated
					31 December 2005

		Research &
	Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	667	246	178	49	961	2,101

Investment in associates and joint ventures	11	5	3	17	–	36

Total assets	678	251	181	66	961	2,137

Total liabilities	(542)	(141)	(150)	(76)	(717)	(1,626)

Capital expenditure*	241	53	38	14	–	346

*	Capital expenditure in 2005 excludes Instinet Group, which was classified as a discontinued operation prior to its disposal.

Shared assets consist principally of taxation, hedging derivatives, short-term deposits, cash and borrowings as these are not managed separately by a division.

Capital expenditure includes additions of intangible assets and additions of property, plant and equipment.

Secondary reportable segments
	31 December 2007		31 December 2006		31 December 2005

	Total	Capital	Total	Capital	Total	Capital
	assets	expenditure	assets	expenditure	assets	expenditure
By geographical location	£m	£m	£m	£m	£m	£m

Europe, Middle East & Africa	710	144	616	124	589	191

Americas	531	89	522	108	520	99

Asia	228	39	194	58	143	56

Central	524	–	588	–	885	–

Total	1,993	272	1,920	290	2,137	346

Central assets consist principally of investments in associates and joint ventures, taxation, hedging derivatives and centrally managed cash and short-term deposits.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 71
continued

13 Intangible assets

					Internally
		Trade	Customer	Technology	generated	Purchased
	Goodwill	names	relationships	know-how	software	software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:

1 January 2005	209	29	1	144	44	54	481

Exchange differences	24	3	4	6	1	2	40

Additions:

Acquisition of subsidiaries	103	4	59	4	–	–	170

Other additions	–	–	–	–	29	11	40

Reclassifications**	(9)	(3)	–	(65)	–	(3)	(80)

31 December 2005	327	33	64	89	74	64	651

Exchange differences	(32)	(4)	(7)	(7)	(1)	(2)	(53)

Additions:

Acquisition of subsidiaries	18	1	11	16	–	–	46

Other additions	–	–	–	–	93	21	114

Adjustments*	2	–	–	–	–	–	2

31 December 2006	315	30	68	98	166	83	760

Exchange differences	(1)	(1)	1	(1)	3	–	1

Additions:

Acquisition of subsidiaries	13	4	1	10	–	–	28

Other additions	–	–	–	–	90	19	109

31 December 2007	327	33	70	107	259	102	898

Amortisation and impairment:

1 January 2005	(18)	(11)	–	(66)	(38)	(32)	(165)

Exchange differences	–	(2)	–	(3)	–	(2)	(7)

Charged in the year:

Amortisation	–	(3)	(4)	(15)	(3)	(10)	(35)

Impairment	–	–	–	–	(1)	–	(1)

Reclassifications**	–	3	–	38	–	3	44

31 December 2005	(18)	(13)	(4)	(46)	(42)	(41)	(164)

Exchange differences	–	2	1	4	–	2	9

Charged in the year:

Amortisation	–	(4)	(7)	(13)	(10)	(12)	(46)

31 December 2006	(18)	(15)	(10)	(55)	(52)	(51)	(201)

Exchange differences	–	–	–	–	(1)	–	(1)

Charged in the year:

Amortisation	–	(3)	(7)	(12)	(28)	(11)	(61)

Impairment	–	(9)	–	(9)	(2)	(1)	(21)

31 December 2007	(18)	(27)	(17)	(76)	(83)	(63)	(284)

Carrying amount:

31 December 2005	309	20	60	43	32	23	487

31 December 2006	297	15	58	43	114	32	559

31 December 2007	309	6	53	31	176	39	614

*	Adjustments of £2 million to goodwill in 2006 relate to the finalisation of fair value adjustments in respect of the acquisition of Telerate. Fair value adjustments are based on an independent valuation performed by professionally-qualified valuers.

**	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal.

Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised when it meets the criteria outlined in IAS38 ‘Intangible assets.’ Such assets are then systematically amortised over their useful economic life. Additionally, the costs of acquiring software licences and costs incurred in bringing software into use are capitalised, and amortised over the expected life of the licence. There is judgement involved in determining an appropriate framework to consider which expenditure requires capitalisation and which should be expensed.

The carrying amount of intangibles, other than goodwill, internally-generated software and purchased software, at 31 December includes the following balances which are considered to be material to the Group’s financial statements:

Arising on acquisition of	Nature (included in category	)	Date of acquisition	Carrying amount £m	Remaining amortisation period

Telerate	Customer relationships		June 2005	35	7 years, 5 months

Application Networks	Technology know-how		June 2006	10	3 years, 5 months

Reuters Group PLC Annual Report 2007

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72 /	Notes to the financial statements
continued

13 Intangible assets continued

Impairment tests of goodwill
No impairment losses in respect of goodwill have been recognised in 2007, 2006 and 2005.

For the purpose of performing impairment reviews, Reuters has identified seven cash generating units (CGUs). In prior years, Reuters identified eight CGUs, but disposed of Bridge Trading Company (BTC) in 2005. Annual impairment reviews are performed as at 1 July for all CGUs, which include goodwill. These reviews compare the carrying value of each CGU with the present value of future cash flows arising from the use of the assets of the unit (value in use). If the value in use is less than the carrying value of the CGU, an impairment loss is recognised immediately in the income statement.

			Carrying amount of goodwill at

		31 December 2007	31 December 2006	31 December 2005
Business division	Cash Generating Unit	£m	£m	£m

Sales & Trading	Sales & Trading	149	146	157

Research & Asset Management	Investment Banking & Investment Management	93	93	103

	Wealth Management	–	–	–

	Lipper	33	28	31

Enterprise	Enterprise (excluding Risk)	7	3	4

	Risk	22	22	9

Media	Media	5	5	5

Total		309	297	309

Key assumptions used in the value in use calculations are as follows:

Cash flow projections are derived from financial plans approved by the Board and cover a three year period (2006 and 2005: five year period). They reflect management’s expectations of revenue growth, operating cost and margin for each CGU based on past experience. Projections exclude the expected revenue and cost synergy benefits arising from the various Core Plus growth strategies not yet underway. Cash flows beyond the three year period have been extrapolated using estimated terminal growth rates.

A pre-tax discount rate of 9% (2006: 9% to 11%, 2005: 9%) has been applied to cash flow projections reflecting management’s view that similar risk profiles exist for each CGU. For accounting purposes, impairment testing has been performed using perpetuity growth rate of 3% (2006: 2% to 3%, 2005: 0% to 3%). The rate used has been determined with regard to projected growth for the specific markets in which the CGUs participate. This rate is below the long-term average growth rate for the businesses in which Reuters operates.

The forecasts are most sensitive to changes in projected revenue growth rates in the first three years of the forecast period. However, there is significant headroom and forecast revenues would have to be more than 11% lower than currently projected, before a possible impairment charge would be indicated.

Impairment tests of other intangible assets
Intangible asset impairment losses in the year of £21 million include £18 million in respect of Bridge trade names and technology know-how and £3 million in respect of internally generated and purchased software.

Declining use of the Bridge name in Reuters marketing and Reuters investment in new infrastructure have led management to consider that cash flows generated by the continuing use of these assets no longer support the carrying values of Bridge trade names and technology know-how. The assets were held in Sales & Trading.

£3 million of internally generated and purchased software assets have been impaired following management review. Cash inflows forecast to be generated from these assets are not expected to be sufficient to support their carrying values. These assets were held in Sales & Trading and Enterprise.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 73
continued

14 Property, plant and equipment

				Office
			Computer	equipment
	Freehold	Leasehold	systems	and motor
	property	property	equipment	vehicles	Total
	£m	£m	£m	£m	£m

Cost:
1 January 2005	153	187	858	193	1,391

Exchange differences	1	8	36	4	49

Additions	5	41	80	11	137

Acquisitions	–	–	1	1	2

Disposals	–	(8)	(91)	(15)	(114)

Reclassifications*	(1)	(62)	(41)	(36)	(140)

31 December 2005	158	166	843	158	1,325

Exchange differences	(5)	(10)	(57)	(10)	(82)

Additions	9	37	75	9	130

Disposals	–	(4)	(193)	(24)	(221)

31 December 2006	162	189	668	133	1,152

Exchange differences	2	4	16	5	27

Additions	1	44	83	6	134

Acquisitions	–	–	1	–	1

Disposals	(1)	(3)	(53)	(30)	(87)

31 December 2007	164	234	715	114	1,227

Depreciation:

1 January 2005	(70)	(93)	(708)	(166)	(1,037)

Exchange differences	(1)	(3)	(29)	(3)	(36)

Charged in the year	(4)	(13)	(73)	(13)	(103)

Disposals	–	8	89	14	111

Reclassifications*	–	31	33	34	98

31 December 2005	(75)	(70)	(688)	(134)	(967)

Exchange differences	2	4	47	9	62

Charged in the year	(4)	(15)	(67)	(9)	(95)

Disposals	–	3	192	24	219

31 December 2006	(77)	(78)	(516)	(110)	(781)

Exchange differences	(1)	(2)	(14)	(5)	(22)

Charged in the year	(4)	(15)	(69)	(8)	(96)

Acquisitions	–	–	(1)	–	(1)

Disposals	–	2	47	28	77

31 December 2007	(82)	(93)	(553)	(95)	(823)

Carrying amount:

31 December 2005	83	96	155	24	358

31 December 2006	85	111	152	23	371

31 December 2007	82	141	162	19	404

*	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal, other assets held for sale at the balance sheet date and depreciation capitalised as intangible assets.

The carrying amount of computer systems equipment includes an amount of £7 million (2006: £4 million, 2005: £2 million) in respect of subscriber equipment being sourced and managed by IBM on behalf of Reuters. This equipment has been classified as an asset held under finance lease. The agreement for provision of equipment and services by IBM includes a renewal clause and an option to purchase the equipment at fair market value.

The carrying amount of office equipment includes an amount of £3 million (2006: £nil, 2005: £nil) in respect of telephone equipment held under finance lease.

The carrying amount of property, plant and equipment includes £3 million (2006: £16 million, 2005: £nil) in respect of assets in the course of construction.

The carrying amount of leasehold property is analysed as follows:

	2007	2006	2005
Carrying amount of leasehold property	£m	£m	£m

Long-term leaseholds	96	66	33

Short-term leaseholds	45	45	63

Total leasehold property	141	111	96

Reuters Group PLC Annual Report 2007

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74 /	Notes to the financial statements
continued

15 Investments accounted for using the equity method

	Interests	Interests
	in joint	in
	ventures	associates	Total
	£m	£m	£m

Net assets/cost:

1 January 2005	29	5	34

Exchange differences	2	–	2

Arising in year – share of:

Operating profits	5	–	5

Interest receivable	1	–	1

Taxation	(1)	–	(1)

Additions	1	–	1

Dividends received	(4)	–	(4)

Disposals	(1)	–	(1)

Impairments	–	(2)	(2)

31 December 2005	32	3	35

Reclassifications*	(14)	–	(14)

Exchange differences	(3)	(1)	(4)

Arising in year – share of:

Operating profits	–	1	1

Interest receivable	1	–	1

Taxation	(2)	–	(2)

Additions	8	–	8

Dividends received	(3)	–	(3)

31 December 2006	19	3	22

Reclassifications**	–	2	2

Exchange differences	–	1	1

Arising in year – share of:

Operating losses	(5)	(1)	(6)

Additions	9	–	9

Dividends received	(2)	–	(2)

31 December 2007	21	5	26

Goodwill:

1 January 2005	–	1	1

31 December 2005	–	1	1

Additions	–	15	15

31 December 2006	–	16	16

Additions	–	5	5

Reclassifications**	–	(20)	(20)

31 December 2007	–	1	1

Carrying amount:

31 December 2005	32	4	36

31 December 2006	19	19	38

31 December 2007	21	6	27

*	Reclassifications in 2006 relate to the Group’s investment in Factiva, which was classified as a non-current asset held for sale and sold during the year.

**	Reclassifications in 2007 relate to the Group’s investment in TIMES NOW, which was classified as a non-current asset held for sale, and Pluck which was classified as an available-for-sale asset.

The Group holds a 51% interest in AFE Solutions Limited, a 35% holding in 3 Times Square Associates LLC and a 40% holding in Independent Research Network LLC, being other jointly controlled entities accounted for under the equity method of accounting.

In July 2006, Reuters and the Chicago Mercantile Exchange announced the formation of a new joint venture, FXMarketSpace Limited, to create a centrally-cleared, global foreign exchange trading system. Reuters invested £8 million in the joint venture during 2006 and a further £10 million in 2007.The Group holds a 50% interest in this jointly controlled entity.

In October 2006, Reuters acquired a 26% interest in Times Global Broadcasting Company Limited for £11 million relating to the launch of a new Indian TV News Channel, TIMES NOW, in association with the Times of India. Reuters invested £5 million in the associate during 2007. In November 2007 the TIMES NOW investment was classified as a non-current asset held for sale.

In November 2006, Reuters acquired a 17% interest in Pluck Corporation for £4 million. This was classified as an associate and accounted for under the equity method of accounting because Reuters had an option to acquire 100% of the equity and therefore had significant influence over Pluck Corporation. On 31 March 2007 this investment was transferred to available-for-sale assets following expiry of the option to purchase and was sold on 4 March 2008.

On 18 October 2006, Reuters agreed to sell the majority of its investment in Factiva to joint venture partner Dow Jones. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, Reuters reclassified its investment as a non-current asset held for sale on this date. The sale was completed on 15 December 2006.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 75
continued

15 Investments accounted for using the equity method continued

Share of post-taxation (losses)/profits from associate and joint ventures is reconciled to the income statement as follows:

	2007	2006	2005
	£m	£m	£m

Operating profits	(5)	1	5

Interest receivable	–	1	1

Taxation	(1)	(2)	(1)

Set-up costs of FXMarketSpace	–	(4)	–

Share of post-taxation (losses)/profits from associates and joint ventures	(6)	(4)	5

Summarised financial information in respect of the Group’s interests in joint ventures at 31 December is as follows:

	2007	2006	2005
	£m	£m	£m

Income	7	63	83

Expenses	(12)	(64)	(78)

(Losses)/profit	(5)	(1)	5

Non-current assets	54	61	76

Current assets	16	18	37

Current liabilities	(41)	(49)	(20)

Non-current liabilities	(8)	(11)	(61)

Carrying value	21	19	32

Summarised financial information in respect of the Group’s interests in its principal associates at 31 December is as follows:

	2007	2006	2005
	£m	£m	£m

Revenues	5	10	21

(Loss)/Profit	(1)	1	–

Assets	10	48	19

Liabilities	(4)	(29)	(15)

Carrying value	6	19	4

16 Other financial assets and liabilities

Other financial assets and liabilities, including derivative financial instruments, are stated at fair value.

Other financial assets include the following:

	2007	2006	2005
	£m	£m	£m

Available-for-sale financial assets:

Equity securities	14	17	13

Other available-for-sale financial assets	4	9	5

Short-term deposits	3	198	1

Derivative financial instruments (see note 17):

Cross-currency interest rate swaps – fair value hedges < 1 year	14	–	–

Cross-currency interest rate swaps – fair value hedges > 1 year	20	–	14

Cross-currency interest rate swaps – net investment hedges	34	30	–

Forward foreign exchange contracts – held for trading	1	–	–

Embedded derivatives in revenue contracts	–	–	7

Embedded derivatives in supplier contracts	1	3	–

Total	91	257	40

Less: Non-current portion	(62)	(47)	(22)

Current portion	29	210	18

Short-term deposits are managed by the Group’s treasury function as part of the Group’s overall financing strategy. Movements in short-term deposits are therefore classified within ‘financing activities’ in the Consolidated cash flow statement.

Reuters Group PLC Annual Report 2007

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76 /	Notes to the financial statements
continued

16 Other financial assets and liabilities continued

Movements in the carrying value of available-for-sale financial assets are analysed as follows:

	2007	2006	2005
	£m	£m	£m

1 January	26	18	158

Additions	1	–	1

Fair value adjustments transferred to equity	11	6	(50)

Reclassifications*	4	4	(23)

Disposals	(24)	(2)	(68)

31 December	18	26	18

*	The reclassification in 2007 relates to the 17% interest in Pluck Corporation reclassified following the expiry of an option to acquire 100% of the equity interest. Reclassifications in 2006 relate to a minority preference share interest in a Factiva entity that Reuters retained following the disposal of the majority of the Group’s investment in Factiva. Reclassifications in 2005 include balances transferred to assets held for sale and liabilities associated with assets held for sale.

Other financial liabilities include the following:

	2007	2006	2005
	£m	£m	£m

Borrowings:

Bank overdrafts	9	24	25

Term notes and commercial paper	610	632	383

Finance lease payables	12	4	2

Total borrowings	631	660	410

Derivative financial instruments (see note 17)

Cross-currency interest rate swaps – fair value hedges < 1 year	1	2	–

Cross-currency interest rate swaps – fair value hedges > 1 year	–	7	–

Cross-currency interest rate swaps – net investment hedges	–	–	9

Forward foreign exchange contracts – held for trading	1	–	–

Embedded derivatives in revenue contracts	28	18	–

Embedded derivatives in supplier contracts	1	–	1

Total	662	687	420

Less: Non-current portion	(370)	(521)	(371)

Current portion	292	166	49

The term notes principally relate to a public bond of £364 million which is repayable in November 2010 and incurs interest at a fixed rate of 4.6% and a floating rate note of £184 million repayable in November 2008 and at 31 December 2007 incurs interest at 4.8% . Commercial paper of £58 million incurs interest at 5.8% . All borrowings are unsecured.

The maturity profile of finance lease payables is as follows:

	Minimum			Present value of
	lease payments			minimum lease payments

	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Within one year	6	2	1	5	2	1

One to five years	7	2	1	7	2	1

Total	13	4	2	12	4	2

The fair value of the Group’s lease obligations approximates to their carrying amounts.

Fair value movements on other financial assets and liabilities recognised during 2007, 2006 and 2005 (see note 17) include the following:

		2007		2006		2005

	Fair value		Fair value		Fair value
	gain/(loss)	Fair value	gain/(loss)	Fair value	gain/(loss)	Fair value
	in income	gain/(loss)	in income	gain/(loss)	in income	gain/(loss)
	statement	in equity	statement	in equity	statement	in equity
	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	–	11	–	6	–	(50)

Embedded derivatives in revenue contracts	(10)	–	(24)	–	21	–

Embedded derivatives in supplier contracts	(3)	–	4	–	(2)	–

Hedging instruments:

Cross-currency interest rate swaps – fair value hedges	50	–	(3)	–	(1)	–

Cross-currency interest rate swaps – net investment hedges	1	4	1	34	(1)	(39)

Other derivatives:

Gains	–	–	1	–	–	–

Losses	(1)	–	(1)	–	–	–

Other financial assets	–	–	–	–	(16)	–

Total	37	15	(22)	40	1	(89)

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 77
continued

17 Derivatives and other financial instruments

Management of financial risk
The Group’s activities expose it to a variety of financial risks. The main risks managed by the Group, under policies approved by the Board, are foreign currency risk, interest rate risk, liquidity risk, counterparty credit risk and price risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Board periodically reviews Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework.

Details of values of financial assets and liabilities, including derivative financial instruments are shown on page 81.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through adequate committed credit facilities, the spreading of debt maturities over a number of years and the ability to close out market positions. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets. On a regular basis a medium-term forecast of liquidity is reviewed and recommendations made if a safety margin agreed with the Board is not in place over the next 18 months. At 31 December 2007, the Group estimates that, based on forecast cash flows over the following two years the estimated maximum headroom was consistent with maintaining a Baa1/BBB+ credit rating.

In October 2006, Reuters entered into a committed multicurrency syndicated credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At 31 December 2007, Reuters had available £623 million under the facility,

Contractual Maturity Analysis for Financial Assets & Liabilities

following utilisation of £57 million in the form of a standby letter of credit relating to an operating lease. A further £100 million was drawn on the facility in September 2007 and repaid in November 2007. The commitment expires, and any final repayment is due in October 2011 unless a one-year extension option is exercised in October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2012.

In March 1998, Reuters established a Euro commercial paper programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.4 billion was unused at 31 December 2007 (£1.4 billion was unused at 31 December 2006; £1.5 billion was unused at 31 December 2005). In December 1998, Reuters established a £1 billion Euro medium-term note programme of which £445 million was unused at 31 December 2007 (£490 million was unused at 31 December 2006; £631 million was unused at 31 December 2005).

In addition, at 31 December 2007, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £118 million, at money market rates.

The analysis below summarises the maturity profile of the Group’s financial assets and liabilities, based on:

•	the undiscounted contractual maturities of the financial assets; and

•	the undiscounted contractual maturities of the financial liabilities, including interest that will accrue to those liabilities, except where the Group is entitled and intends to repay the liability before its maturity.

							2007

					Contractual maturity

	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	18	–	–	–	–	–	18

Short-term investments	3	–	–	–	–	–	3

Cash and cash equivalents	251	–	–	–	–	–	251

Other financial assets	203	–	–	2	–	4	209

Derivative receivable leg, settled gross	661	41	693	–	–	–	1,395

Derivative payable leg, settled gross	(632)	(40)	(637)	–	–	–	(1,309)

Financial liabilities

Borrowings	(284)	(21)	(388)	–	–	–	(693)

Other financial liabilities	(680)	(20)	(12)	(4)	(2)	(2)	(720)

Total	(460)	(40)	(344)	(2)	(2)	2	(846)

							2006

					Contractual maturity

	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	26	–	–	–	–	–	26

Short-term investments	198	–	–	–	–	–	198

Cash and cash equivalents	129	–	–	–	–	–	129

Other financial assets	224	2	1	–	–	7	234

Derivative receivable leg, settled gross	319	331	36	682	–	–	1,368

Derivative payable leg, settled gross	(321)	(334)	(38)	(671)	–	–	(1,364)

Financial liabilities

Borrowings	(171)	(197)	(16)	(353)	–	–	(737)

Other financial liabilities	(507)	(19)	(7)	(5)	(3)	(5)	(546)

Total	(103)	(217)	(24)	(347)	(3)	2	(692)

Reuters Group PLC Annual Report 2007

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78 /	Notes to the financial statements
continued

17 Derivatives and other financial instruments continued

	2005

	Contractual maturity

	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	18	–	–	–	–	–	18

Short-term investments	1	–	–	–	–	–	1

Cash and cash equivalents	662	–	–	–	–	–	662

Other financial assets	218	1	3	1	–	7	230

Derivative receivable leg, settled gross	186	34	34	34	687	–	975

Derivative payable leg, settled gross	(183)	(33)	(33)	(33)	(693)	–	(975)

Financial liabilities

Borrowings	(63)	(16)	(20)	(16)	(360)	–	(475)

Other financial liabilities	(473)	(30)	(8)	(8)	(4)	(7)	(530)

Total	366	(44)	(24)	(22)	(370)	–	(94)

Capital structure
The Group considers capital to be equity as disclosed in note 11 and net debt, which is total borrowings less short-term deposits and cash and cash equivalents. The Group is committed to managing its capital structure with the objective of maintaining the right balance between funding investment opportunities, managing the risk profile of the business and returning surplus cash to shareholders. On 1 March 2007 Reuters communicated that it will actively manage its capital structure to maintain a strong investment grade rating of BBB+/Baa1. Prior to that Reuters had maintained a credit rating of A-/A3 or better. Reuters monitors the capital structure of the company on the basis of the primary debt capacity ratios as defined by our credit rating agencies. The ratios are calculated using an adjusted cash flow measure as a percentage of adjusted net debt. The adjustments take into account items such as pensions and operating leases. The final credit rating is determined as a combination of financial and non-financial criteria, the ratio being just one of those financial criteria.

	Moodys (RCF/Net Debt**)			Standard & Poors (FFO/Net Debt***)

Rating Agency	2007	2006	2005	2007	2006	2005

Target Credit Rating	Baa1	A3	A3	BBB+	A –	A -

Target % set by Agency	17%*	20%	20%	30%*	35%	35%

Reuters Actual %	39%*	28%	31%	62%*	39%	67%

*Percentages based on Reuters estimates
** RCF (Retained Cashflow)
*** FFO (Funds from Operations)

Certain group companies are subject to minimum capital requirements imposed by regulatory bodies. At 31 December 2007 minimum regulatory capital for those companies amounted to £1m and during the year they complied with externally imposed capital requirements to which they were subject.

Foreign Currency Risk
Foreign exchange risk arises from cash flows relating to commercial transactions, recognised assets and liabilities and net investments in foreign operations. A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payments up to three months in advance. Reuters is exposed to currency risk from committed revenue for periods of up to two years.

Transaction exposure occurs when, as a result of trading activities, an entity receives or pays cash in a currency different to its functional currency. Exposures principally arise in US dollars and Euros. Risk is managed, where opportunities arise, by denominating commercial contracts in currencies which will reduce net currency exposure. Residual exposure may be managed with the use of forward foreign exchange contracts, currency options and foreign exchange swaps.

The conversion of net investments in foreign operations into the Group’s reporting currency of sterling creates balance sheet translation exposure. The main currency to which the Group is exposed is the US dollar. To mitigate this effect, to the extent that the Group has core debt, it is held in currencies which approximately match to the currency profile of the Group’s net assets. The currency of the debt may be altered by the use of currency swaps. At the end of each quarter the currency profile of net assets and core debt, after the impact of derivatives, are reviewed and adjustments made if appropriate. Issuance of debt in foreign currency also creates translation exposure. This is managed in the form of a fair value hedge which may combine the management of foreign exchange and interest rate risk in one swap transaction.

Hedges of net investment in foreign entity
The Group’s €500 million fixed rate bond and the €250 million floating rate note issued respectively in November 2003 and November 2006 were partially swapped into US dollars and Swiss francs by transacting cross-currency interest rate swaps and designated as a hedge of the net investment in the Group’s foreign subsidiaries. The resulting debt of $694 million (2006: $694 million; 2005: $498 million) was designated against the foreign investment in US subsidiaries, goodwill arising on acquisitions, and certain intangible assets. The resulting Swiss franc debt which was terminated in January 2007 (2006: 79 million Swiss francs; 2005: 55 million Swiss francs) was designated as a hedge of the foreign investment in Reuters SA. Also a debt of €15 million (2006: €15m, 2005: €nil) was designated against the foreign investment in European subsidiaries.

Ineffectiveness of net investment hedges is recognised in operating profit.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 79
continued

17 Derivatives and other financial instruments continued

Financial Instrument Sensitivity Analysis

The table below shows how the fair values of the Group’s financial instruments would be impacted by hypothetical changes in foreign currency exchange rates.

			10%	Total
	10%	7%	weakening	weakening
	weakening	weakening	in other	in all
	in US dollar	in Euro	currencies	currencies
	against £	against £	against £	against £

2007	£m	£m	£m	£m

Total change in fair value	38	(12)	(8)	18

Impact recognised in income statement	6	(11)	(8)	(13)

Impact recognised in equity	32	(1)	–	31

2006

Total change in fair value	36	–	7	43

Impact recognised in income statement	3	1	4	8

Impact recognised in equity	33	(1)	3	35

2005

Total change in fair value	18	(6)	(6)	6

Impact recognised in income statement	(9)	(4)	(8)	(21)

Impact recognised in equity	27	(2)	2	27

Interest Rate Risk
The Group’s interest rate risk arises from interest-bearing assets and from borrowings.

Investments and borrowings subject to variable rates expose the Group to cash flow interest rate risk, which is the risk that future cash flows will fluctuate because of changes in market interest rates. Investments and borrowings subject to fixed rates expose the Group to fair value interest rate risk, as the fair value of the financial instrument fluctuates because of changes in market interest rates.

The Group has no specific requirements on the exact proportion of interest that should be fixed or floating. The position is reviewed periodically on a currency by currency basis. Various factors are considered in the review including forecast core debt levels and prevailing market conditions. Based on this review, the Group manages its cash flow and fair value foreign exchange and interest rate risk by using interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

An analysis by currency of interest rate swaps held for risk management purposes is shown on page 80.

Hedges of fair values
Currently all long-term debt is held on a floating rate basis after the impact of derivatives. The foreign exchange risk arising from the retranslation of the €500 million fixed rate bond issued by Reuters Finance PLC, the €250 million floating rate note and ¥1 billion fixed rate note issued by Reuters Group PLC was hedged by being swapped into sterling floating rate. The above hedges were executed in the form of cross-currency interest rate swaps.

The weighted average variable rate payable on all interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2007 was 6% (2006: 6%, 2005: 5%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

Fair value gains and losses on fair value hedges of foreign exchange and interest rates and their underlying hedged items are recognised in finance costs. The group held no cash flow hedges during the period ended 31 December 2007 (2006: nil, 2005: nil).

The analysis below summarises the sensitivity of the fair value of the Group’s net debt to parallel shifts in the currency yield curves. The changes in rates used are deemed by management to be reasonable and are sufficient in size to demonstrate a material impact. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated changes in the fair value of financial instruments before tax are based on a reasonably possible increase of 100 basis points in the Euro, US Dollar and Sterling market yield curves from the levels effective at 31 December 2007 with all other variables remaining constant;

	2007	2006	2005
	£m	£m	£m

100 basis points increase in US Dollar Interest Rate	(3)	(3)	(3)

100 basis points increase in Sterling Interest Rate	–	–	5

100 basis points increase in Euro Interest Rate	–	–	–

Total	(3)	(3)	2

Impact recognised in income statement	(3)	(3)	2

Impact recognised in equity	–	–	–

Reuters Group PLC Annual Report 2007

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80 /	Notes to the financial statements
continued

17 Derivatives and other financial instruments continued

The following tables provide an analysis of the cross-currency interest rate swaps designated as fair value hedges and net investment hedges of foreign exchange and interest rate risk.

			Period	Gross Contract Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Net investment hedges:

Sterling floating	US dollar floating	Foreign exchange	2010	280

Sterling floating	US dollar floating	Foreign exchange	2008	102

Sterling floating	Euro floating	Foreign exchange	2010	10

2006 Net investment hedges:

Sterling floating	US dollar floating	Foreign exchange	2010	280

Sterling floating	US dollar floating	Foreign exchange	2008	102

Sterling floating	Swiss franc floating	Foreign exchange	2010	34

Sterling floating	Euro floating	Foreign exchange	2010	10

2005 Net investment hedges:

Sterling floating	US dollar floating	Foreign exchange	2010	280

Sterling floating	Swiss franc floating	Foreign exchange	2010	24

			Period	Gross Contract Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Fair value hedges:

Japanese yen fixed	Sterling floating	Interest rate and foreign exchange	2008	5

Euro fixed	Sterling floating	Interest rate	2010	332

Euro fixed	Sterling floating	Interest rate	2010	10

Euro floating	Sterling floating	Foreign exchange	2008	169

2006 Fair value hedges:

Japanese yen fixed	Sterling floating	Interest rate and foreign exchange	2008	5

Euro fixed	Sterling floating	Interest rate	2010	332

Euro fixed	Sterling floating	Interest rate	2010	10

Euro floating	Sterling floating	Foreign exchange	2008	169

2005 Fair value hedges:

Japanese yen fixed	Sterling floating	Interest rate and foreign exchange	2008	5

Euro fixed	Sterling floating	Interest rate	2008	351

Euro fixed	Sterling floating	Interest rate	2010	10

Forward foreign exchange contracts held for trading at 31 December 2007 had a gross contract amount £283 million (2006: £242 million, 2005: £131 million) of which the principal currencies were Euros £112 million (2006: £40 million; 2005: £14 million), US dollars £75 million (2006: £60 million; 2005: £22 million) and Swiss francs £20 million (2006: £87 million, 2005: £9 million)

In addition foreign exchange contracts designated as fair value hedges of commercial paper issued in Euros amounted to £23 million (2006: £27 million, 2005: £nil). Foreign exchange contracts held at 31 December 2007 matured in January 2008.

Embedded derivatives
Forward exchange contracts implicitly contained in subscription-based revenue commitments priced in currencies different from both the functional currency of the Reuters entity and that of the customer are separated from their host contracts and held on the balance sheet at fair value. These revenue commitments extend up to two years from the balance sheet date. The majority of embedded derivatives in sales contracts arise through US dollar pricing.

Forward exchange contracts implicitly contained in purchase commitments priced in currencies different from both the functional currency of the Reuters entity and that of the supplier are also separated from their host contracts and held on the balance sheet at fair value. These purchase commitments expire at various times between 2008 and 2012. The majority of embedded derivatives in supplier contracts are US dollar-priced commitments.

Price risk
Movements in equity security prices change the carrying value of available-for-sale financial assets, with changes being recorded in equity. On adoption of IAS 39 on 1 January 2005, Reuters designated its investment in Savvis convertible preference shares as being held at fair value through profit or loss, with movements in the fair value being recognised within the income statement. The shares were pledged as part of the consideration for the Telerate acquisition in June 2005 and no further fair value movements were recorded in the income statement after this point.

The Group does not have a material exposure to commodity price risk.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 81
continued

17 Derivatives and other financial instruments continued

The accounting policies for financial instruments have been applied to the line items below:

		Assets at	Liabilities at
		fair value	fair value
		through	through	Derivatives		Other
	Loans and	the profit	the profit	used for	Available	financial
	Receivables	and loss	and loss	hedging	for sale	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m

2007

Financial assets as per balance sheet

Other financial assets and derivatives	3	2	–	68	18	–	91

Trade and other receivables	255	–	–	–	–	–	255

Cash and cash equivalents (see note 20)	251	–	–	–	–	–	251

Financial liabilities as per balance sheet

Other financial liabilities and derivatives	–	–	(30)	(1)	–	(631)	(662)

31 December 2007	509	2	(30)	67	18	(631)	(65)

2006

Financial assets as per balance sheet

Other financial assets and derivatives	198	3	–	30	26	–	257

Trade and other receivables	258	–	–	–	–	–	258

Cash and cash equivalents (see note 20)	129	–	–	–	–	–	129

Financial liabilities as per balance sheet

Other financial liabilities and derivatives	–	–	(18)	(9)	–	(660)	(687)

Total	585	3	(18)	21	26	(660)	(43)

2005

Financial assets as per balance sheet

Other financial assets and derivatives	1	7	–	14	18	–	40

Trade and other receivables	270	–	–	–	–	–	270

Cash and cash equivalents (see note 20)	662	–	–	–	–	–	662

Financial liabilities as per balance sheet

Other financial liabilities and derivatives	–	–	(1)	(9)	–	(410)	(420)

Total	933	7	(1)	5	18	(410)	552

There are no material differences between the fair value and carrying value of financial instruments.

Counterparty credit risk
The Group is exposed to concentrations of credit risk, which are managed on a Group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments, available-for-sale assets, and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.

Short-term deposits of £3 million at 31 December 2007 relate to deposits in Brazil with a high quality financial institution, and hence the credit risk is perceived to be low. Short-term deposits of £198 million at 31 December 2006 included £197 million in relation to a single counterparty in respect of which credit protection was arranged in the form of credit default swaps and letters of credit. This investment matured on 7 November 2007. No collateral was held as security in respect of these amounts.

Cash and cash equivalents total £251 million at 31 December 2007 (2006: £129 million; 2005: £662 million). The Group invests and conducts its cash management activities with high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Derivative financial instruments with a fair value of £68 million at 31 December 2007 (2006: £30 million; 2005: £14 million) are unsecured. The credit risk attributed to a derivative financial instrument is generally restricted to its fair value and not the principal amount hedged. However, Reuters does not anticipate non-performance by the counterparties which are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher. Ongoing credit evaluation is performed on the financial condition of accounts receivable and credit terms adjusted if appropriate. For treasury activity, approved counterparty credit limits and their utilisation are monitored and transactions arranged only within agreed limits. Credit risk may be managed by the use of credit default swaps and standby letters of credit.

Available-for-sale financial assets totalled £18 million at 31 December 2007, of which £17 million is held in US dollars and the remainder in Swiss francs. The majority of these assets are in the form of equity holdings, and the carrying value of the assets is considered fully recoverable.

Trade receivables net of impairment of £107 million (2006: £110 million; 2005: £120 million) are concentrated in the financial community, and are managed as one class of receivables. Because of the high proportion of Reuters customers that are banks and other regulated financial institutions, the low historic incidence of customer defaults, and the short-term, recurring nature of Reuters billing and collection arrangements, management assess the credit quality of Reuters customer base as high. A small proportion of new customers are referred to external credit rating agencies before acceptance.

Reuters Group PLC Annual Report 2007

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82 /	Notes to the financial statements Financials

17 Derivatives and other financial instruments continued

The Group estimates that its subscribers are approximately split as follows:

	2007	2006	2005
	%	%	%

Financial institutions	62	65	72

Corporations in other sectors	21	21	14

Newspapers, broadcast news media & news agencies	14	11	9

Governments, central banks & other organisations	3	3	5

Total	100	100	100

18 Inventories

	2007	2006	2005
	£m	£m	£m

Work in progress on contracts	–	1	1

19 Trade and other receivables

	2007	2006	2005
	£m	£m	£m

Trade receivables	118	123	138

Less: Provision for impairment	(11)	(13)	(18)

	107	110	120

Amounts owed by associates and joint ventures	1	6	4

Other receivables	57	80	68

Prepayments and accrued income	90	62	78

Total trade and other receivables	255	258	270

The carrying value of trade and other receivables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

Concentration of credit risk faced by the Group and other relevant risk factors are detailed in note 17 on page 77.

Provision for doubtful debts
The allowance for doubtful debts is comprised entirely of impairments raised against specific trade receivables balances, which are mainly those greater than 365 days old. Impairments represent the differences between the carrying amount of the specific trade receivable and the present value of the expected recoverable amount. No individual impairment is considered material.

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time. All debts greater than three months past their due date are reviewed monthly, and impairments raised where appropriate. Examples of events which could give rise to impairment are: news about a customer’s financial condition, an account manager’s doubt that a customer is able to pay, delinquency in payment (more than 365 days overdue) and known trading or liquidity problems in a particular market sector.

If the final outcome (on the judgement areas) were to differ by 10% from management’s estimates, the Group would need to book an adjustment of £1 million to operating costs and to trade receivables.

Movement in the allowance for doubtful debts:

	2007	2006	2005
	£m	£m	£m

Balance at 1 January	(13)	(18)	(31)

Utilisation of provision	3	4	5

Unused provision released to profit	3	3	4

Increase in provision	(4)	(3)	(5)

Disposals*	–	–	10

Foreign exchange differences	–	1	(1)

Balance at 31 December	(11)	(13)	(18)

* The disposal of £10 million in 2005 relates to Instinet.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 83
continued

19 Trade and other receivables continued

Included within trade receivables are amounts past due at the reporting date but not impaired of £64 million. Management believes that these amounts are recoverable as there has been no significant change in the debtors’ credit quality, and accordingly has not provided for them. The Group has no collateral over these balances.

The ageing of net trade receivables at the reporting date was:

	2007	2006	2005
	£m	£m	£m

Not overdue	43	52	58

Past due 0-30 days	22	11	18

Past due 31-60 days	22	20	18

Past due 61-90 days	10	16	13

Past due 91-180 days	7	8	8

Past due 181-365 days	3	3	5

	107	110	120

See note 17 for information on credit risk and impairment associated with trade and other receivables.

Trade and other receivables include amounts denominated in the following major currencies:

	2007	2006	2005
	£m	£m	£m

Canadian Dollar	6	6	3

Swiss Franc	2	3	4

Euro	37	34	36

United Kingdom Pounds Sterling	48	53	65

Japanese Yen	11	13	11

Singapore Dollar	2	3	2

US Dollar	73	95	90

Other	30	26	19

	209	233	230

Prepayments and accrued income include £46 million of prepayments which are non-financial assets (2006: £25 million; 2005: £40million) and which have been excluded from the table above.

20 Cash and cash equivalents

	2007	2006	2005
	£m	£m	£m

Cash:

Cash in hand and at bank	106	79	98

Unlisted cash equivalents:

Term deposits – UK	26	2	12

Term deposits – overseas	2	5	3

Other investments – UK	117	37	546

Other investments – overseas	–	6	3

Cash and cash equivalents	251	129	662

The following cash balances are held by subsidiaries in countries where exchange control restrictions are in force, such that cash is not freely transferable around the Group:

	2007	2006	2005
	£m	£m	£m

Brazil	2	1	2

China	–	–	1

Venezuela	4	3	2

Total restricted cash	6	4	5

Reuters Group PLC Annual Report 2007

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84 /	Notes to the financial statements
continued

21 Non-current assets and liabilities held for sale

The following are assets and liabilities classified as held for sale at 31 December:

	2007	2006	2005
	£m	£m	£m

Non-current assets classified as held for sale:

Property, plant and equipment	–	–	1

Assets of associate held exclusively for resale	14	–	–

Total assets classified as held for sale	14	–	1

Liabilities directly associated with non-current assets classified as held for sale:

Liabilities of associate held exclusively for resale	–	–	–

Total net assets classified as held for sale	14	–	1

On 29 November 2007, the Group classified its investment in TIMES NOW as a non-current asset held for sale.

On 18 October 2006, the Group classified its investment in Factiva as a non-current asset held for sale. The disposal of the majority of this investment was completed on 15 December 2006. Reuters retained a minority preference share interest in a Factiva entity which has been reclassified as an available-for-sale financial asset.

In 2005, a property with a net book value of £1 million was classified as a non-current asset held for sale. The sale of this property was completed in 2006.

22 Trade and other payables

	2007	2006	2005
	£m	£m	£m

Trade payables	62	56	14

Accruals	336	276	264

Deferred income	33	31	25

Amounts owed to associates and joint ventures	1	1	11

Other payables	215	94	107

Other taxation and social security	45	33	35

Total trade and other payables	692	491	456

The carrying value of trade and other payables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

23 Current tax liabilities

	2007	2006	2005
	£m	£m	£m

Current tax liabilities	247	196	228

The Group is subject to taxation in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 85
continued

24 Provisions for liabilities and charges

	2007	2006	2005
	£m	£m	£m

Provisions for post-employment benefits (see note 25)	43	145	317

Other provisions for liabilities and charges	96	119	139

Total provisions	139	264	456

Less: Non-current portion	(102)	(204)	(392)

Current portion	37	60	64

The movement in other provisions for liabilities and charges during 2007 was as follows:

		Legal/	Other
	Rationalisation	compliance	property	Other	Total
	£m	£m	£m	£m	£m

1 January 2007	95	7	2	15	119

Exchange differences	1	–	–	–	1

Charged in the year	14	3	3	14	34

Utilised in the year	(32)	(2)	(1)	(7)	(42)

Released	(10)	–	–	(7)	(17)

Unwinding of discounts	1	–	–	–	1

31 December 2007	69	8	4	15	96

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to restructuring programmes, which cover primarily leasehold properties and severances. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by the Group. A judgement has also been made in respect of the discount factor, based on a risk-free rate (4% to 5%), which is applied to the rent shortfalls. For severance provisions, the provision is only recognised where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain where the actual outcome may differ from the resulting estimates.

Additionally, the Group is subject to certain legal claims and actions (see note 35 on page 100). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, including any associated legal costs. The level of any provision is inevitably an area of management judgement given the outcome of litigation is difficult to predict. There can be no assurance that there will not be an increase in the scope of these legal matters or that any future lawsuits, claims, proceedings or investigations will not be material.

The rationalisation provisions include the Core Plus programme which was announced in July 2005 and includes headcount reduction, data centre rationalisation and development transformation. These provisions will be primarily utilised over the next three years.

Also included within the rationalisation provision at the end of 2007 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions have been substantially utilised by the end of 2007, property-related provisions will be substantially utilised over the remaining lease periods.

Legal/compliance provisions represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers and individuals and the expected cost of fulfilling indemnities given on the disposal of subsidiaries.

Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes and will be utilised over the remaining lease periods that extend up to 2010.

25 Retirement benefits

The Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans

Reuters Group operates 34 defined contribution plans covering approximately 52% of its employees, of which the largest plans are the Reuters Retirement Plan and the Reuters 401(k) Plans. The percentage of total employees covered and the company contribution to these plans were:

		Company contribution
	% of employees	% of basic salary

Reuters Retirement Plan	16.1	11.0	*

Reuters 401(k) Pension Plans	20.0	6.0

*   7.0% plus 4% through salary sacrifice arrangements.

The Group contributed £31 million to defined contribution plans in 2007 (2006: £29 million; 2005: £25 million) and expects to contribute £32 million in 2008.

Reuters Group PLC Annual Report 2007

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86 /	Notes to the financial statements
continued

25 Retirement benefits continued

Defined benefit plans
The Group also operates 29 defined benefit plans and post retirement medical plans covering approximately 16% of employees. All significant plans are valued under IAS 19 ‘Employee Benefits’ by independently qualified actuaries using the Projected Unit Credit Method.

The largest defined benefit plans are the Reuters Pension Fund (RPF) and the Reuters Supplementary Pension Scheme (SPS). The total defined benefit obligation for all significant plans at 31 December 2007 was £1,228 million (2006: £1,417 million, 2005: £1,346 million), of which £907 million (2006: £1,075 million, 2005: £985 million) related to the RPF and £160 million (2006: £158 million, 2005: £162 million) related to the SPS. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The SPS is a smaller defined benefit plan with benefits related to final salary and length of service.

Both the RPF and the SPS are set up under trust, and as such are independent of the Company. Both trusts have a single corporate trustee, with the directors of the corporate trustee operating as the managing committee of the pension plan. The RPF and the SPS trustee companies both have directors appointed by the members, and directors, plus the chairman, appointed by the Company. No senior Company officers are directors of the corporate trustees. Both schemes are prohibited from investing directly in the shares or debt of the Company except to the extent that these form part of pooled fund investments.

Movement on pension provisions and similar obligations

	2007	2006	2005
	£m	£m	£m

1 January	(131)	(317)	(263)

Income statement (see note 3):

Defined benefit plans*	(8)	(30)	(27)

Post-retirement medical benefits	(1)	–	(3)

Actuarial gains and losses taken directly to reserves:

Defined benefit plans*	97	8	(46)

Post-retirement medical benefits	1	(2)	(2)

Exchange differences

Defined benefit plans*	–	1	–

Post-retirement medical benefits	–	1	–

	(42)	(339)	(341)

Contributions paid	31	208	24

Net scheme surpluses/provisions	(11)	(131)	(317)

Schemes in surplus recognised within non-current assets	(32)	(14)	–

31 December	(43)	(145)	(317)

Composed of:

Defined benefit plans*	(28)	(129)	(302)

Post-retirement medical benefits	(8)	(9)	(8)

Other	(7)	(7)	(7)

31 December	(43)	(145)	(317)

*   The figures for defined benefit plans include a number of immaterial schemes which have not been valued under IAS 19.

Retirement benefit assets

	2007	2006	2005
	£m	£m	£m

Schemes in surplus	32	14	–

Reimbursement rights	7	4	–

Total retirement benefit assets	39	18	–

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 87
continued

25 Retirement benefits continued

Amounts recognised in respect of material defined benefit plans
The following disclosures only refer to the Group’s material defined benefit plans:

Defined benefit assets/(liabilities) recognised in the balance sheet
								Post retirement
		UK Plans			Overseas Plans			medical benefits				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Present value of funded obligations	(1,067)	(1,233)	(1,148)	(133)	(157)	(167)	–	–	–	(1,200)	(1,390)	(1,315)

Fair value of plan assets	1,202	1,158	902	143	140	139	–	–	–	1,345	1,298	1,041

	135	(75)	(246)	10	(17)	(28)	–	–	–	145	(92)	(274)

Present value of unfunded obligations	(16)	(15)	(19)	(4)	(3)	(4)	(8)	(9)	(8)	(28)	(27)	(31)

	119	(90)	(265)	6	(20)	(32)	(8)	(9)	(8)	117	(119)	(305)

Plan asset not recognised in the balance sheet	(111)	–	–	(8)	(3)	(3)	–	–	–	(119)	(3)	(3)

IAS 19 deficit recognised in the balance sheet	(16)	(102)	(265)	(10)	(25)	(35)	(8)	(9)	(8)	(34)	(136)	(308)

IAS 19 surplus recognised in the balance sheet	24	12	–	8	2	–	–	–	–	32	14	–

Fair value of reimbursement rights not recognised as pension plan assets	1	–	–	4	4	4	–	–	–	5	4	4

The assets and obligations reported under UK plans include the RPF, the SPS and a number of smaller unfunded early retirement, ill health and retirement benefit schemes.

Plan assets not recognised in the balance sheet represent the scheme surplus deemed irrecoverable as the Group cannot unilaterally reduce future contributions.

The reimbursement rights reported relate to insurance policies held by Reuters in respect of plans in the UK and Germany which do not meet the definition of plan assets under IAS19. These are recognised in non-current assets.

Amounts recognised in the income statement
								Post retirement
		UK Plans			Overseas Plans			medical benefits				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	20	23	19	8	10	11	–	–	–	28	33	30

Interest cost	61	55	52	5	5	5	1	–	–	67	60	57

Expected gain on plan assets	(72)	(61)	(51)	(6)	(6)	(7)	–	–	–	(78)	(67)	(58)

Past service cost	–	6	1	–	–	–	–	–	2	–	6	3

Gains on curtailments	(1)	(3)	(2)	(7)	–	(3)	–	–	–	(8)	(3)	(5)

Gains on settlements	–	–	(1)	–	–	–	–	–	–	–	–	(1)

Total recognised in the income statement	8	20	18	–	9	6	1	–	2	9	29	26

Included within:

Operating profit	8	22	20	–	9	6	1	–	2	9	31	28

Profit on disposal of associates, joint ventures and available-for-sale financial assets	–	(2)	–	–	–	–	–	–	–	–	(2)	–

Profit for the year from discontinued operations	–	–	(2)	–	–	–	–	–	–	–	–	(2)

Total recognised in the income statement	8	20	18	–	9	6	1	–	2	9	29	26

Actual return on plan assets	50	92	146	5	10	18	–	–	–	55	102	164

Further amounts recognised in the statement of recognised income and expense
								Post retirement
		UK Plans			Overseas Plans			medical benefits				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial losses/(gains)	(192)	5	46	(20)	(13)	(3)	(2)	2	2	(214)	(6)	45

Effect of asset ceiling	111	–	–	5	–	3	–	–	–	116	–	3

	(81)	5	46	(15)	(13)	–	(2)	2	2	(98)	(6)	48

Deferred taxation impact of actuarial gains and losses recognised in the statement of recognised income and expense	18	(1)	(10)	3	3	–	–	(1)	–	21	1	(10)

Total recognised in the statement of recognised income and expense	(63)	4	36	(12)	(10)	–	(2)	1	2	(77)	(5)	38

Reuters Group PLC Annual Report 2007

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88 /	Notes to the financial statements
continued

25 Retirement benefits continued

Cumulative amounts recognised in the statement of recognised income and expense
								Post retirement
		UK Plans			Overseas Plans			medical benefits				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance of actuarial losses at 1 January	246	241	195	(6)	7	10	4	2	–	244	250	205

Net actuarial losses/(gains) recognised in year	(192)	5	46	(20)	(13)	(3)	(2)	2	2	(214)	(6)	45

Balance of actuarial losses/(gains) at 31 December	54	246	241	(26)	(6)	7	2	4	2	30	244	250

Balance of asset limit effects at 1 January	–	–	–	3	3	–	–	–	–	3	3	–

Effects of the asset ceiling in the year	111	–	–	5	–	3	–	–	–	116	–	3

Balance of asset limit effects at 31 December	111	–	–	8	3	3	–	–	–	119	3	3

Changes in the present value of the defined benefit obligation
								Post retirement
		UK Plans			Overseas Plans			medical benefits				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	(1,248)	(1,167)	(995)	(160)	(171)	(160)	(9)	(8)	(3)	(1,417)	(1,346)	(1,158)

Current service cost	(20)	(23)	(19)	(8)	(10)	(11)	–	–	–	(28)	(33)	(30)

Past service cost	–	(6)	(1)	–	–	–	–	–	(2)	–	(6)	(3)

Interest cost	(61)	(55)	(52)	(5)	(5)	(5)	(1)	–	–	(67)	(60)	(57)

Gains on curtailments	1	3	2	7	–	3	–	–	–	8	3	5

Liabilities extinguished on settlements	2	–	8	3	1	–	–	–	–	5	1	8

Actuarial gains/ (losses)	214	(36)	(141)	21	9	(8)	2	(2)	(2)	237	(29)	(151)

Contributions by employees	–	(1)	(3)	(3)	(4)	(4)	–	–	–	(3)	(5)	(7)

Benefits paid	29	37	34	14	8	14	–	–	–	43	45	48

Exchange differences on overseas plans	–	–	–	(6)	12	–	–	1	(1)	(6)	13	(1)

Closing defined benefit obligation	(1,083)	(1,248)	(1,167)	(137)	(160)	(171)	(8)	(9)	(8)	(1,228)	(1,417)	(1,346)

Changes in the fair value of plan assets
								Post retirement
		UK Plans			Overseas Plans			medical benefits				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	1,158	902	781	140	139	124	–	–	–	1,298	1,041	905

Expected return	72	61	51	6	6	7	–	–	–	78	67	58

Assets transferred on settlements	(2)	–	(7)	(3)	(1)	–	–	–	–	(5)	(1)	(7)

Actuarial gains/(losses)	(22)	31	95	(1)	4	11	–	–	–	(23)	35	106

Contributions by employer	25	200	13	6	7	6	–	–	–	31	207	19

Contributions by employees	–	1	3	3	4	4	–	–	–	3	5	7

Benefits paid	(29)	(37)	(34)	(14)	(8)	(14)	–	–	–	(43)	(45)	(48)

Exchange differences on overseas plans	–	–	–	6	(11)	1	–	–	–	6	(11)	1

Closing fair value of plan assets	1,202	1,158	902	143	140	139	–	–	–	1,345	1,298	1,041

The weighted average duration of the scheme obligations were 25 years and 14 years for the RPF and the SPS respectively.

Following discussions with Trustees of the RPF and SPS, a special contribution of £3.5 million was made to the SPS in 2007, with £36.2 million due to the RPF in 2008. In addition, payments of £1.5 million per year are due to the SPS in each of the years from 2008 until 2010. In addition to these special contributions, employer’s contribution rates have been agreed at between 19.0% and 25.8% of pensionable salary (including 6% and 9% respectively through salary sacrifice arrangements) from 1 April 2007 for RPF members and 34.2% for SPS members (including 6% through salary sacrifice arrangements).

The Group expects to contribute £66 million to its defined benefit schemes in 2008, including the special contributions referred to above.

Major categories of plan assets as a percentage of total plan assets
								Post retirement
		UK Plans			Overseas Plans			medical benefits				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%	%	%	%

Equities	43	44	55	44	45	46	–	–	–	43	44	54

Bonds	44	45	36	48	47	45	–	–	–	44	45	37

Property	6	7	7	–	–	–	–	–	–	5	6	6

Cash	–	1	2	3	4	5	–	–	–	1	2	2

Other	7	3	–	5	4	4	–	–	–	7	3	1

The trustees of the RPF and SPS have responsibility for the operation of the fund including strategic decision making on investment matters. A statement of investment principles has been made by the trustee.

The Strategic asset allocation of the fund is driven by the financial characteristics of the fund, in particular the fund’s liabilities and the risk tolerance of the trustees. In setting the Investment policy, the trustees of the RPF and SPS sought the views of the Company.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 89
continued

25 Retirement benefits continued

Principal actuarial assumptions at the balance sheet date (expressed as a weighted average)
								Post retirement
			UK Plans		Overseas Plans			medical benefits

	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%

Discount rate	5.80	4.93	4.75	4.11	3.49	3.29	6.50	6.00	5.50

Inflation assumption	3.30	3.00	2.75	1.77	1.57	1.47	–	–	–

Rate of increase in salaries	4.55	4.25	4.00	2.82	2.61	2.39	–	–	–

Rate of increase in pensions in payment	3.00	3.00	2.75	1.54	1.38	1.38	–	–	–

Medical cost trend	–	–	–	–	–	–	5.00	5.00	5.50

Expected rate of return on reimbursement rights	–	5.10	–	–	4.75	4.25	–	–	–

Expected rate of return on assets:

Equities	8.20	8.10	8.00	6.18	6.42	7.10	–	–	–

Bonds	5.80	4.49	4.00	3.53	3.14	2.92	–	–	–

Property	6.40	6.20	6.00	–	–	–	–	–	–

Cash	4.50	4.25	4.00	2.68	2.28	2.44	–	–	–

Other	4.50	4.25	–	2.10	6.05	5.47	–	–	–

For the RPF and SPS, the two largest schemes, a 0.25% increase in the discount rate would result in a £49 million decrease in the defined benefit obligation at the balance sheet date. A 0.25% decrease in the discount rate would result in a £53 million increase in the defined benefit obligation at the balance sheet date. The effects of such a change are partially hedged by the schemes’ asset portfolio.

The expected return on plan assets reflects the investments currently held to provide for the pension benefit obligations as at the balance sheet date. Plan assets primarily consist of equity instruments and fixed income investments. The expected rate of return on equities was based on expected market conditions in each of the territories in which plans operate. The expected return on assets is stated net of investment expenses. The expected return on assets for the UK plans at 31 December 2007, 31 December 2006 and 31 December 2005 is stated gross of the expected levy to the UK Pension Protection Fund.

UK mortality assumptions
The mortality assumptions used to assess the defined benefit obligation for the RPF and the SPS, the largest plans, at 31 December 2007 are based on the 00 series tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect. At 31 December 2006 and 31 December 2005 the 92 series short cohort tables were used, also with allowance for projected longevity improvements to calendar year 2025 and adjustment for the short cohort effect.

The following table illustrates the expectation of life of an average member reaching age 65 at the balance sheet date and member reaching 65 at the same date plus 25 years under the assumptions used at 31 December 2007, and under those used at 31 December 2006 and 31 December 2005.

	Life expectation in years

	Male	Female

31 December 2007

Retiring at reporting date at age 65	22	24

Retiring at reporting date + 25 years at age 65	23	25

		Life expectation in years

	Male	Female

31 December 2006

Retiring at reporting date at age 65	21	24

Retiring at reporting date + 25 years at age 65	22	24

For the RPF and the SPS, an increase in life expectancy of 1 year across all age groups would result in a £20 million increase in the defined benefit obligation.

History of experience gains and losses
				2007				2006				2005

			Post				Post				Post
			retirement				retirement				retirement
	UK	Overseas	medical		UK	Overseas	medical		UK	Overseas	medical
	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Defined benefit obligation	(1,083)	(137)	(8)	(1,228)	(1,248)	(160)	(9)	(1,417)	(1,167)	(171)	(8)	(1,346)

Plan assets	1,202	143	–	1,345	1,158	140	–	1,298	902	139	–	1,041

Deficit	119	6	(8)	117	(90)	(20)	(9)	(119)	(265)	(32)	(8)	(305)

Experience adjustments on plan liabilities	(81)	(11)	(1)	(93)	14	(3)	3	14	(16)	6	(1)	(11)

Experience adjustments on plan assets	22	1	–	23	31	4	–	35	95	11	–	106

Reuters Group PLC Annual Report 2007

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90 /	Notes to the financial statements
continued

26 Deferred tax

The movement on the deferred tax account is as shown below:

	2007	2006	2005
	£m	£m	£m

1 January 2007	171	210	247

Acquisitions/disposals	(4)	(11)	(46)

Income statement (credit)/charge)	21	(18)	(19)

Equity (charge)/credit	(21)	(1)	10

Exchange differences	–	(10)	8

Stock options deferred tax in equity	4	1	10

31 December 2007	171	171	210

Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused tax losses of £121 million carried forward at the balance sheet date. The deferred tax asset not recognised in respect of these losses is £45 million.

Deferred tax assets of £185 million have been recognised in respect of tax losses and other deductible temporary differences arising in certain jurisdictions where losses were incurred in the current or preceding period. Recognition of these assets is based on all relevant factors including their expected recovery measured using Group profit forecasts.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures as the Group is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. If the earnings were remitted, tax of £978 million would be payable.

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities

	Fixed Assets	Other	Total
	£m	£m	£m

1 January 2007	(12)	(98)	(110)

Acquisitions/Disposals	–	(4)	(4)

Exchange differences	–	–	–

Charged to income statement	(1)	–	(1)

31 December 2007	(13)	(102)	(115)

Deferred tax assets

			Stock
	Fixed Assets	Losses	options	Other	Total
	£m	£m	£m	£m	£m

1 January 2007	62	111	17	91	281

Credited/ (charged) to income statement	13	(15)	5	19	22

Credited/(charged) in equity	–	15	4	(36)	(17)

Realisation of stock option deductions	–	8	(8)	–	–

Exchange differences	–	–	–	–	–

31 December 2007	75	119	18	74	286

Net Deferred Tax Asset

31 December 2006					171

31 December 2007					171

The deferred tax asset expected to be recovered after more than one year is £219 million (2006: £183 million, 2005: £135 million).

Reuters Group PLC Annual Report 2007

Back to Contents

Notes to the financial statements / 91
continued

27 Share capital

Movements in share capital during the year ended 31 December were as below:

	Called up
	share	Share	Share
	capital	premium	capital
	£m	£m	£m

1 January 2005	359	96	455

Shares allotted during the year	1	11	12

31 December 2005	360	107	467

Shares allotted during the year	7	34	41

Shares cancelled during the year	(12)	–	(12)

31 December 2006	355	141	496

Shares allotted during the year	5	48	53

Shares cancelled during the year	(10)	–	(10)

31 December 2007	350	189	539

An analysis of called up share capital is set out below:

	2007	2006	2005
	£m	£m	£m

Authorised:

One Founders Share of £1	–	–	–

2,100 million ordinary shares of 25p each	525	525	525

	525	525	525

Allotted, called up and fully paid:

One Founders Share of £1	–	–	–

Ordinary shares of 25p each	350	355	360

	350	355	360

Number of ordinary shares of 25p each (millions)	1,401	1,422	1,441

Shares allotted during the year in millions

18,557,662 shares in Reuters Group PLC were issued under employee share schemes at prices ranging from £nil to 630p per share. Transaction costs incurred on issue of shares amounted to £nil (2006: £nil, 2005: £nil)	19	29	6

Proceeds from the issue of shares for the year ended 31 December 2007 totalled £47 million (2006: £32 million, 2005: £10 million).

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the ongoing share buyback programme.

Called up share capital includes £1 million for shares granted to employees on exercise of share option/awards in respect of which no cash had been received at the balance sheet date (2006: £1 million, 2005, £1 million)

The rights attaching to the Founders Share are set out on page 121.

Reuters Group PLC Annual Report 2007

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92 /	Notes to the financial statements
continued

27 Share capital continued

The following table provides a summary of the shares bought under the buyback programme, from its announcement in July 2005 until May 2007, and then December 2007.

	Total number		Approximate
	of shares		value of shares
	purchased as		that may
	part of publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

2005:

July	1,500,000	3.89	994

August	8,500,000	3.70	962

September	7,150,000	3.73	936

October	2,800,000	3.53	926

November	22,800,000	3.89	836

Decemmber	14,650,000	4.08	776

2006:

January	10,500,000	4.32	731

February	18,450,000	4.06	655

March	13,725,000	3.89	601

April	6,000,000	3.98	577

May	9,435,000	3.86	541

June	17,750,000	3.67	475

July	6,770,000	3.75	450

August	13,000,000	3.89	399

September	9,750,000	4.11	358

October	8,725,000	4.43	319

November	9,500,000	4.57	276

December	5,594,000	4.55	250

2007:

January	5,700,000	4.43	225

February	6,300,000	4.32	197

March	11,850,000	4.41	145

April	7,675,000	4.85	107

The share buyback programme to return £1 billion to shareholders was announced on 26 July 2005 and was due to run for two years to July 2007. Reuters determined to terminate the above £1 billion buyback programme in May 2007 prior to its expiration. No other programme has expired during the period covered by the table.

The following table provides a summary of the shares bought under the buyback programme, from its announcement on 13 December 2007 until 31 December 2007.

Total number
of shares
	purchased as		Total
	part of publicly	Average price	cost of shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

2007:

December	5,050,000	6.14	31

The current share buyback programme was announced on 13 December 2007 with the intention of repurchasing up to 50 million shares. Regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, on 19 February 2008, at which date the current share buyback programme was suspended. The share buyback programme resumed on 10 March 2008.

Reuters Group PLC Annual Report 2007

Back to Contents

Notes to the financial statements / 93
continued

28 Other reserves

An analysis of the movement in other reserves is set out below:

	Capital		Available–			Total
	redemption	Other	for-sale	Hedging	Translation	other
	reserve	reserve	reserve	reserve	reserve	reserves
	£m	£m	£m	£m	£m	£m

1 January 2005	1	(1,718)	94	30	(54)	(1,647)

Exchange differences taken directly to reserves	–	–	–	–	97	97

Exchange differences taken to the income statement on disposal of assets	–	–	–	–	(2)	(2)

Fair value losses on available-for-sale financial assets	–	–	(22)	–	–	(22)

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	–	(68)	–	–	(68)

Fair value losses on net investment hedges	–	–	–	(39)	–	(39)

Fair value gains taken to the income statement on disposal of net investments	–	–	–	(14)	–	(14)

Other movements	–	(1)	–	–	–	(1)

Tax on items taken directly to or transferred from reserves	–	–	–	16	(12)	4

31 December 2005	1	(1,719)	4	(7)	29	(1,692)

Exchange differences taken directly to reserves	–	–	–	–	(95)	(95)

Fair value gains on available-for-sale financial assets	–	–	6	–	–	6

Fair value gains on net investment hedges	–	–	–	34	–	34

Redemption of share capital	12	–	–	–	–	12

Tax on items taken directly to or transferred from reserves	–	–	–	(10)	7	(3)

31 December 2006	13	(1,719)	10	17	(59)	(1,738)

Exchange differences taken directly to reserves	–	–	–	–	20	20

Fair value gains on available-for-sale financial assets	–	–	11	–	–	11

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	–	(18)	–	–	(18)

Fair value gains on net investment hedges	–	–	–	4	–	4

Redemption of share capital	10	–	–	–	–	10

Tax on items taken directly to or transferred from reserves	–	–	–	(1)	2	1

31 December 2007	23	(1,719)	3	20	(37)	(1,710)

In 1998, a court approved capital reorganisation took place. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received pro-rata 13 ordinary shares in Reuters Group PLC plus £13.60 in cash. The difference between the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation and the previously reported capital and reserves of Reuters Holdings PLC, excluding retained earnings, represents the merger difference which has since been recorded in the other reserve.

The capital redemption reserve is used to record an amount equal to the nominal value of treasury shares that have been cancelled.

The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gain or loss is recognised in the income statement on disposal of the asset.

The hedging reserve is used to record the cumulative gains and losses on hedges of the Group’s net investment in foreign operations, providing that the hedges were effective. The cumulative gain or loss is recognised in the income statement on disposal of the foreign operation.

The translation reserve is used to record cumulative exchange differences on the assets and liabilities of foreign operations. The cumulative exchange difference is recognised in the income statement disposal of the foreign operation.

Reuters Group PLC Annual Report 2007

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94 /	Notes to the financial statements
continued

29 Net cash flow from operating activities

Profit for the year is reconciled to cash generated from operations as follows:

	2007	2006	2005
	£m	£m	£m

Profit for the year from continuing operations	213	293	229

Adjustments for:

Depreciation	96	95	99

Impairment of associates and joint ventures	–	–	2

Impairment of intangibles	21	–	1

Amortisation of intangibles	61	46	33

Profit on disposal of property, plant and equipment	(10)	(2)	–

Employee share scheme charges	34	30	30

Foreign exchange losses/(gains)	18	(14)	(8)

Fair value movements on derivatives	13	19	(18)

Fair value movements on other financial assets	–	–	16

Profits on disposals	(24)	(80)	(42)

Income from investments	(1)	–	(1)

Share of post-taxation losses/(profits) of associates and joint ventures	6	4	(5)

Finance income	(117)	(72)	(41)

Finance costs	151	87	53

Taxation	60	20	9

Movements in working capital:

Decrease in inventories	1	–	2

(Increase)/decrease in trade and other receivables	(12)	23	3

Increase/(decrease) in trade and other payables	75	51	(52)

(Decrease)/increase in pensions deficit	(26)	(176)	9

Decrease in provisions	(25)	(13)	(27)

Decrease in amounts payable to discontinued operations	–	–	(24)

Cash generated from continuing operations	534	311	268

Profit for the year from discontinued operations	14	12	253

Adjustments for:

Depreciation	–	–	4

Amortisation of intangibles	–	–	2

Loss on disposal of property, plant and equipment	–	–	4

Employee share scheme charges	–	–	18

Profits on disposals	(14)	(12)	(278)

Finance income	–	–	(13)

Taxation	–	–	20

Movements in working capital:

Increase in trade and other receivables	–	–	(28)

Decrease in trade and other payables	–	–	(17)

Increase in provisions	–	–	14

Decrease in amounts receivable from continuing operations	–	–	24

Cash generated from discontinued operations	–	–	3

Cash generated from operations	534	311	271

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 95
continued

30 Cash flow from acquisitions and disposals

	2007	2006	2005
	£m	£m	£m

Acquisitions (including joint ventures and associates):

Subsidiary undertakings (see note 36)	(23)	(32)	(135)

Joint ventures and associates	(14)	(27)	(1)

Deferred payments for acquisitions in prior years	(4)	(9)	(8)

	(41)	(68)	(144)

Less: cash acquired	2	1	20

Acquisitions, net of cash acquired	(39)	(67)	(124)

Disposals (including joint ventures and associates):

Subsidiary undertakings*	24	(15)	824

Joint ventures and associates	(1)	80	1

Instinet (deemed disposal)	–	–	3

	23	65	828

Add: cash disposed	–	–	(582)

Disposals, net of cash disposed	23	65	246

*	The cash inflow of £24 million for subsidiary undertakings principally consists of a tax settlement on disposal of Instinet Group which was completed in December 2005. (2006 outflow of £15 million for subsidiary undertakings represents transaction fees on the disposal of Instinet Group).

31 Reconciliation of cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2007	2006	2005
	£m	£m	£m

Cash and cash equivalents (see note 20)	251	129	662

Bank overdrafts	(9)	(24)	(25)

Total cash and cash equivalents	242	105	637

32 Dividends

	2007	2006	2005
	£m	£m	£m

Prior year final paid	86	81	86

Current year interim paid	61	53	54

	147	134	140

Per ordinary share	Pence	Pence	Pence

Prior year final paid	6.90	6.15	6.15

Current year interim paid	5.00	4.10	3.85

A further interim dividend in respect of 2007 of 7p per ordinary share will amount to an approximate total dividend of £87million. These financial statements do not reflect this proposed dividend payable.

At 31 December 2007, 27 million shares representing 2% of Reuters Group PLC’s shares, were held by Reuters Employee Share Ownership Trusts in respect of which dividend rights have been waived until the Group receives written confirmation of cancellation from Computershare Trustees (CI) Limited.

Reuters Group PLC Annual Report 2007

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96 /	Notes to the financial statements
continued

33 Employee share plans

The Group operates a number of share incentive plans for the benefit of employees. The scheme rules of each of these plans contain change of control clauses, which, under certain circumstances, allow for the early vesting of the plans in the event that Reuters is acquired by a third party. The nature of each plan including general terms and conditions and the methods of settlement is set out below:

Long-Term Incentive Plan (LTIP): Since 1993, Reuters has operated an LTIP that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance.

For awards prior to 2006, performance is assessed by reference to the company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period and awards vest and are released after 3 years subject to the performance conditions attached. For awards made prior to 2004 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For awards made from 2004 onwards, the re-testing provision does not apply.

50% of the 2006 and 2007 awards had TSR performance conditions attached. However, the remaining 50% have performance conditions based on PBT targets. These targets are explained in the Remuneration report on page 17.

From 2003, charges for these awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each TSR LTIP award in 2007 was 43.6% (2006: 55.9%) of the market value at the date of grant. The fair market value ascribed to each PBT LTIP award in 2007 was 92.9% (2006: 93.9%).

All of the LTIP awards are settled in equity.

Discretionary Share Option Plan (DSOP): The global DSOP was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. The options were normally granted with a four year vesting period, shares vesting 25% each year.

With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders’ interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GLT* (prior to 2006, the GMC). Other employees may be eligible to participate in the Restricted Share Plan (see below).

For awards granted from 2005 onwards, full vesting is achieved if adjusted EPS growth exceeds the percentage growth in the retail price index (RPI) by an average of 9% each year over the three year performance period. For awards granted in 2006 and 2007, 50% of the awards vest if adjusted EPS growth exceeds RPI growth by an average of 6% each year over three years, with 9% average growth per year required for full vesting, and awards vesting proportionally for average growth of between 6% and 9%. Of those options which vest under the 2006 and 2007 plans, only 50% can be exercised immediately. A further 25% can be exercised after one year, and another 25% can be exercised after two years.

All options are subject to a maximum 10 year life and are typically settled in equity.

Save-as-you-Earn (SAYE) Plan: An all-employee international savings-related share option plan is offered in which the executive directors are also eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan.

Options are subject to a maximum life of three years and six months and are settled in equity.

Annual Bonus Profit Sharing Plan (ABPSP): In December 2003, Reuters announced its intention to introduce a new profit-sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. In 2006, this plan was operated as a cash-only plan and no shares will be issued to employees. Executive directors and members of the GLT have not participated in this plan. A decision is taken on an annual basis to operate the plan for the year.

Restricted Share Plan (RSP): In April 2004, at the AGM, the shareholders approved the introduction of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT* (prior to 2006, the GMC). It is intended that, other than for executive directors and GLT* members, employees will be eligible to participate in this plan instead of the DSOP. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four year vesting period, shares vesting 25% each year.

Awards are typically settled in equity.

The following plans are legacy plans which are no longer operated by the Group:

Performance related share plan (PRSP): This plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. All outstanding awards have now lapsed. The performance condition was the same as for the LTIP, although vested shares could be released three years after grant.

Plan 2000: A one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and expired in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14, and these expired in March 2006.

*  For a list of GLT members, see ‘Directors and senior managers’ on page 13.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 97
continued

33 Employee share plans continued

Activity relating to share options for the year ended 31 December 2005, 31 December 2006 and 31 December 2007 was as follows:

							Weighted
							average
							exercise
							price for
			DSOP &		LTIP &		option
	SAYE Plan	Plan 2000	RSP	ABSP	PRSP	Total	plans £

Ordinary shares under option in millions (including ADSs):

At 31 January 2005	29.9	11.4	59.2	–	14.6	115.1	2.71

Granted	3.4	–	7.5	2.3	2.2	15.4	2.07

Forfeited	(2.5)	(0.4)	(2.5)	(0.1)	(0.4)	(5.9)	4.60

Exercised	(1.2)	–	(4.8)	(0.1)	(0.7)	(6.8)	1.66

Expired or lapsed	(1.4)	(10.3)	(4.0)	–	(4.4)	(20.1)	3.88

31 December 2005	28.2	0.7	55.4	2.1	11.3	97.7	2.70

Granted	5.3	–	9.0	–	2.8	17.1	1.68

Forfeited	(0.9)	–	(1.6)	(0.1)	(0.2)	(2.8)	1.64

Exercised	(20.7)	–	(7.7)	(2.0)	–	(30.4)	1.08

Expired or lapsed	(0.6)	(0.7)	(4.1)	–	(0.6)	(6.0)	4.12

31 December 2006	11.3	–	51.0	–	13.3	75.6	2.56

Granted	4.4	–	8.3	–	3.1	15.8	2.14

Forfeited	(1.2)	–	(3.5)	–	(0.5)	(5.2)	3.18

Exercised	(3.6)	–	(15.5)	–	(2.4)	(21.5)	2.29

Expired or lapsed	–	–	–	–	(8.5)	(8.5)	–

31 December 2007	10.9	–	40.3	–	5.0	56.2	2.84

Of which exercisable	0.2		19.6		–	19.8

Number of participants at 31 December 2007	6,558		5,102		135

Expense included in the income statement for year ended	£m	£m	£m	£m	£m	£m

31 December 2005	5	–	18	2	5	30

31 December 2006	6	–	16	1	7	30

31 December 2007	5	–	25	–	6	36

The expense included in the income statement in respect of DSOP and RSP was £25 million (2006: £16 million, 2005: £18 million), of which £4 million (2006: £nil, 2005: £nil) related to cash-settled share options.

Options were exercised on a regular basis throughout the year at the average share price of £5.74 (2006: £3.96, 2005: £3.92) .

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2007:

						Exercisable
		Weighted	Options	Options	Options	weighted
		average	exercisable at	exercisable at	exercisable at	average exercise
	Total shares	remaining	31 December	31 December	31 December	price for options
	under option	contractual life	2007	2006	2005	exercisable at
Range of exercise prices	(million)	(months)	(million)	(million)	(million)	31 December 2007

Ordinary shares

£0.00– £2.00	18.5	31	2.6	6.8	2.5	£1.32

£2.01– £5.00	29.0	59	10.6	17.1	12.0	£2.89

£5.01– £7.00	4.8	67	3.6	5.7	5.1	£5.69

£7.01– £9.00	3.0	42	3.0	3.6	4.6	£8.62

£9.01– £11.00	–	–	–	–	0.4	£0.00

ADSs*

$10.01 – $30.00	–	–	–	–	0.1	$0.00

$30.01 – $50.00	0.6	19	–	–	–	$42.86

$50+	0.3	35	–	–	–	$51.09

	56.2	–	19.8	33.2	24.7

*	One ADS is equivalent to six ordinary shares.

Reuters Group PLC Annual Report 2007

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98 /	Notes to the financial statements
continued

33 Employee share plans continued

The fair values of options granted during the period were determined using options pricing models.

The following tables summarise the models and key assumptions used for grants made during 2007, 2006 and 2005:

				2007

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.67	1.14	4.25	2.95

Options pricing model used	Black Scholes	Black Scholes	Black Scholes	Monte Carlo
	options	options	options	simulation based
	pricing model	pricing model	pricing model	customised options
				pricing model

Key assumptions used:

Weighted average share price (£)	4.82	5.04	4.50	4.33

Range of exercise prices (£)	3.53	4.42-6.19	Nil	Nil

Range of expected volatility (%)	27%	22%-46%	22%-34%	26%

Range of risk-free rates (%)	6%	5%-6%	5%-6%	6%

Range of expected option term (life)	3 years	0.5 to 7 years	0.5 to 4 years	3 years

Range of expected dividend yields	2.5%	2.1%-2.5%	2.1%-2.5%	2.5%

				2006

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.17	1.73	3.65	3.39

Options pricing model used	Black Scholes	Black Scholes	Black Scholes	Monte Carlo
	options	options	options	simulation based
	pricing model	pricing model	pricing model	customised options
				pricing model

Key assumptions used:

Weighted average share price (£)	3.77	4.20	3.88	4.53

Range of exercise prices (£)	3.14	3.93	Nil	Nil

Range of expected volatility (%)	35%	23%-48%	25%-41%	36%

Range of risk-free rates (%)	5%	4%-5%	5%	5%

Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years

Expected dividends (per year)	10p	10p-10.65p	10p-10.65p	10p

					2005

	SAYE Plan	DSOP	ABPSP	RSP	LTIP

Weighted average fair value (£)	1.61	1.30	3.95	3.81	2.49

Options pricing model used	Black Scholes	Black Scholes	Black Scholes	Black Scholes	Monte Carlo
	options	options	options	options	simulation based
	pricing model	pricing model	pricing model	pricing model	customised options
					pricing model

Key assumptions used:

Weighted average share price (£)	4.12	3.97	4.05	4.04	4.05

Range of exercise prices (£)	3.33	3.89-4.05	Nil	Nil	Nil

Range of expected volatility (%)	47%	28%-54%	37%	28%-54%	48%

Range of risk-free rates (%)	5%	4%-5%	5%	4%-5%	5%

Range of expected option term (life)	3 years	4 to 7 years	2 years	1 to 4 years	3 years

Expected dividends (per year)	10p	10p	10p	10p	10p

Assumptions on expected volatility and expected option term have been made on the basis of historical data, wherever available, for the period corresponding with the vesting period of the option. Volatility is based on daily observations. Best estimates have been used where historical data is not available in this respect.

Market-related performance conditions, which are used to determine the vesting pattern on the LTIP options, are built into the Monte Carlo simulation based options pricing model used to determine fair value of these options.

The Group reported a provision for National Insurance and other social security taxes of £10 million (2006: £7 million, 2005: £11 million) in respect of share-based payment transactions.

The Group recorded a liability for cash settled share options of £5 million (2006: £nil, 2005: £nil), based on current fair values. The intrinsic value of the liability has been measured at £4 million.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 99
continued

34 Related party transactions

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.7% of its own shares, relating to the ongoing share buyback programme (see note 27 on page 91). In addition, 2.0% of Reuters Group PLC is owned by Reuters Employee Share Ownership Trusts (ESOTs).

The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters Group PLC. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the ESOTs, which are deducted from shareholders’ equity on the consolidated balance sheet, are used to satisfy certain options/awards under the Group’s share incentive plans.

Key management personnel compensation, including the Group’s directors, is shown in the table below:

	2007	2006	2005
	£m	£m	£m

Salaries and short-term employee benefits	16	12	8

Post-employment benefits	1	1	1

Termination benefits	–	–	1

Share-based payments	9	8	6

Total	26	21	16

More details of directors’ remuneration and senior management compensation are given in the ‘Directors’ remuneration for 2007’ section of the Remuneration report, details of which form part of these financial statements.

During the year, the Group carried out a number of transactions with related parties, mainly being relationships where the Group holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm’s length basis.

Details of these transactions are shown below:
	31			31			31
	December	Amounts	Amounts	December	Amounts	Amounts	December
	2005	invoiced	collected	2006	invoiced	collected	2007
	£m	£m	£m	£m	£m	£m	£m

Amounts receivable:

Joint ventures:

Factiva*	4	30	(33)	1	–	(1)	–

FXMarketSpace	–	6	–	6	10	(15)	1

Other	–	1	(1)	–	1	(1)	–

Associates	–	–	–	–	1	(1)	–

Total amounts receivable	4	37	(34)	7	12	(18)	1

Amounts payable:

Joint ventures:

Factiva	1	4	(5)	–	–	–	–

3 Times Square Associates	–	19	(19)	–	16	(16)	–

Associates	–	2	(2)	–	5	(4)	1

Total amounts payable	1	25	(26)	–	21	(20)	1

*	Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at 31 December 2006 has been presented within other receivables (see note 19).

No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and licence agreements. Detailed summaries of key transactions in respect of the Group’s related parties are set out below.

During 2007, Reuters paid £64 million (2006: £237 million, 2005: £47 million) to the Group’s pension funds, including £4 million (2006: £187 million) towards funding the deficit in the Reuters Supplementary Pension Scheme (2006: Reuters Pension Fund and the Reuters Supplementary Pension Scheme).

Reuters Group PLC Annual Report 2007

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100 /	Notes to the financial statements
continued

34 Related party transactions continued

FXMarketSpace
On 4 May 2006, Reuters and the Chicago Mercantile Exchange (CME) entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on 20 July 2006. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total cost of these services provided by Reuters to FXMarketSpace in 2007 was £10 million (2006: £6 million).

3 Times Square Associates LLC (‘3XSQ Associates’)
Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years expiring in 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of £16 million during 2007 (2006: £19 million, 2005: £18 million) in respect of rent, operating expenses, taxes, insurance and other obligations.

Factiva
On 15 December 2006, Reuters disposed of the majority of its investment in Factiva. Prior to this disposal, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2007 was £nil (2006: £4 million, 2005: £4 million).

Reuters provided Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark licence permitting Factiva to use Reuters name. The total value of the services provided by Reuters to Factiva in 2007 was £nil (2006: £30 million, 2005: £39 million).

Following the disposal of the majority of the investment in Factiva, Reuters will continue to supply content to Factiva under an agreement as a paid supplier and has entered into or continued a number of commercial arrangements with Factiva and Dow Jones, including some of those described above.

In addition to the above amounts, Reuters held a loan payable to Factiva of £10 million at the start of 2006, on which interest was payable at LIBOR. This loan was increased to £12 million during the year and it was all repaid prior to the disposal of the majority of Reuters investment in Factiva.

35 Contingencies and commitments

Contingent liabilities and contingent assets
Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability.

The Group has no contingent assets.

Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications PLC
On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters’ sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On 25 May 2007, plaintiffs’ appeal of the dismissal of the class action lawsuit was denied. Then on 10 August 2007 Gilstrap, Dillon and Madigan lawsuit voluntarily dismissed their lawsuit in the Southern District of New York. On 11 August 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On 22 October 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On 14 January 2008, the Texas state court granted the motion to, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to recover legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on 5 February 2008, the Texas state court entered a judgment dismissing the action as to Radianz Americas and Radianz Limited. Gilstrap, McCabe and Tataryn served Radianz Limited and Radianz Americas with a notice of appeal on 3 March 2008. The Group believes this appeal is without merit and will defend against it vigorously.

Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP
On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to license Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has filed a notice of appeal to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 101
continued

35 Contingencies and commitments continued

Capital commitments
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2007	2006	2005
	£m	£m	£m

Property, plant and equipment	14	10	16

Intangible assets	26	9	13

Total capital commitments	40	19	29

Group’s share of contingent liabilities and commitments in respect of associates and joint ventures
The Group’s share in contingent liabilities and commitments in relation to its interest in associates and joint ventures was £nil (2006: £nil, 2005: £nil).

Warranties and indemnities
During 2005, the Group has disposed of a number of its investments and provided standard warranties and indemnities as part of the sale and purchase agreements. The likelihood of the Group incurring any liability in relation to these is considered remote, therefore no provisions have been recorded and no disclosure is presented in the financial statements.

Operating lease payables
Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2007	2006	2005
Year ended 31 December	£m	£m	£m

2006	–	–	79

2007	–	88	74

2008	94	79	63

2009	85	70	54

2010	73	60	51

2011	62	55	47

2012 (and thereafter for 2005 comparatives)	56	51	305

2013 and thereafter	280	249	–

Total operating lease payables	650	652	673

At the inception of each arrangement involving use of an asset, an assessment is made to establish whether the arrangement contains a lease. Once established, the lease is assessed to classify as either an operating lease or finance lease. This involves making an assessment concerning whether the arrangement substantially transfers the risks and rewards of asset ownership to the Group, in which case it would be treated as a finance lease (refer note 14 on page 73). Where the arrangement does not result in the transfer of substantially all of the risks and rewards, the arrangement is classified as an operating lease.

At 31 December 2007, future minimum sublease payments expected to be received under non-cancellable subleases were £2 million (2006: £96 million, 2005: £114 million).

The Group leases various facilities under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases equipment under non-cancellable operating lease agreements.

During the year, Reuters entered into an outsourcing arrangement with Fujitsu Services Limited for the provision of IT services over 10 years for approximately £530 million. Over the life of the contract, it is expected that £72 million will be paid in respect of leasing arrangements, of which £14 million is committed to as at 31 December 2007.

Reuters Group PLC Annual Report 2007

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102 /	Notes to the financial statements
continued

36 Acquisitions

Acquisition of Feri Fund Market Information Limited
On 31 July 2007, a Group company acquired Feri Fund Market Information Limited and its wholly owned subsidiary FI Datenservice GmbH. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:

Intangible assets	–	8	8

Current assets:

Cash and cash equivalents	2	–	2

Current liabilities	(2)	–	(2)

Non-current liabilities

Deferred tax	–	(2)	(2)

Net (liabilities)/assets acquired	–	6	6

Goodwill			6

Total consideration			12

Consideration satisfied by:

Cash			12

Goodwill represents the value of synergies arising from the acquisition.

The net assets of the company have been incorporated into the Research & Asset Management division.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	12

Cash acquired	(2)

Total outflow of cash and cash equivalents	10

Acquisition of ClearForest Limited
On 6 June 2007, a Group company acquired ClearForest Limited and its wholly owned subsidiary ClearForest Corp. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:

Intangible assets	–	6	6

Current assets:

Other current assets	1	–	1

Current liabilities	(2)	–	(2)

Non-current liabilities

Deferred tax	–	(2)	(2)

Net liabilities acquired	(1)	4	3

Goodwill			7

Total consideration			10

Consideration satisfied by:

Cash			10

Goodwill represents the value of synergies arising from the acquisition. Net assets of the company have been incorporated into the Sales & Trading and Enterprise divisions.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	10

Total outflow of cash and cash equivalents	10

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Notes to the financial statements / 103
continued

36 Acquisitions continued

Other acquisitions
Reuters acquired certain trade and assets from Thomas Weisel Partners LLC and Anián LLC on 28 February 2007, and Stylianou LLC in May 2007. The Group also purchased the share capital of EnergyBankLink Pty on 21 September 2007.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:

Intangible assets	–	1	1

Net assets acquired	–	1	1

Goodwill			–

Total consideration			1

The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of intellectual property of the Anián product.

The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	1

Total outflow of cash and cash equivalents	1

From the date of acquisition to 31 December 2007, the acquisitions contributed £2.2 million to revenue, £1.4 million profit before interest and amortisation of intangibles and incurred a £1.3 million profit before amortisation, but after interest.

If the acquisitions had been made at the beginning of the financial year, they would have contributed £5 million to revenue and £1.7 million to profit. This information takes into account the amortisation of acquired intangible assets and the effect of taxation.

37 Disposals

Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	2007	2006	2005
	£m	£m	£m

On disposal of subsidiary undertakings	3	4	4

On disposal of associates, joint ventures and available-for-sale financial assets	21	76	38

Recorded in the income statement	24	80	42

In 2007, gains on disposal of associates, joint ventures and available-for-sale financial assets relate to the Group’s disposal of its investment in Intralinks Inc (£18 million) and further gains relating to the sale of Factiva (£3 million) in 2006. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds on the disposal of RVC in 2004.

In 2006, gains on disposal of associates, joint ventures and available-for-sale financial assets principally relate to the Group’s disposal of the majority of its holding in Factiva. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

In 2005, gains on disposal of associates, joint ventures and available-for-sale financial assets include £4 million arising from the Group’s disposal of its holding in Quick Corporation and £33 million in respect of the part-disposal of shares in TSI. Gains on disposal of subsidiary undertakings mainly comprise an £8 million gain on disposal of a number of UK entities partly offset by a £6 million loss on disposal of the Reuters Portfolio Management System (RPMS) business. In 2005, Reuters also disposed of its holdings in Radianz and Instinet Group. These subsidiaries were treated as discontinued operations in accordance with IFRS 5 and are therefore disclosed separately in note 7.

Reuters Group PLC Annual Report 2007

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104 /	Notes to the financial statements
continued

38 Post balance sheet events

During the period 1 January 2008 to 14 March 2008, Reuters purchased 31 million shares for total consideration of £188 million, as part of the share buy-back programme announced in December 2007.

The following table provides a summary of the shares bought back during this period:

	Total number
	of shares
	purchased as		Total cost of
	part of publicly	Average price	shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

January	20,975,000	5.99	127

February	6,965,000	6.03	42

March	3,100,000	6.00	19

Included above are 28 million shares which the Group has irrevocable commitments to purchase at 31 December 2007. In accordance with the Group’s accounting policy, the cost of these shares (£169 million) has been recorded in the balance sheet at 31 December 2007 and reported as a current liability with a corresponding deduction from shareholders’ equity.

On 19 February 2008, regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, at which date the current share buyback programme was suspended. On 10 March 2008, the resumption of the share buyback programme was announced with the intention of repurchasing up to 17 million shares, representing the balance of the 50 million programme, between 10 March 2008 and the closing of the transaction.

On 31 January 2008, Reuters acquired 100% of the share capital of Starmine Corporation, a provider of proprietary web-based products to assist financial analysts and portfolio managers manage research and value stocks, for consideration of $97 million payable in cash. The purchase price allocation has yet to be finalised.

On 15 May 2007, Reuters and Thomson entered into a definitive agreement (the “Implementation Agreement”) under which Reuters agreed to be acquired by Thomson by implementing a dual listed company (“DLC”) structure (the “Transaction”). Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson Reuters PLC, a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction (together with £3.525 in cash per Reuters ordinary share), and The Thomson Corporation, a Canadian company which will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The transaction is expected to complete on 17 April 2008, subject to shareholder consent, court approvals and other customary closing conditions.

Reuters Group PLC Annual Report 2007

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Notes to the financial statements / 105
continued

39 Significant subsidiary undertakings, joint ventures and associates

The principal subsidiary undertakings, joint ventures and associates at 31 December 2007, all of which are included in the consolidated financial statements, are shown below:

Subsidiary undertakings	Country of incorporation	Principal area of operation	Percentage of equity shares held

Reuters AG	Germany	Germany	100

Reuters America Holdings Inc*	USA	Worldwide	100

Reuters America LLC	USA	USA	100

Reuters Australia Pty Limited	Australia	Australia	100

Reuters BV	Netherlands	Netherlands	100

Reuters Canada Limited	Canada	Canada/USA	100

Reuters Europe SA	Switzerland	Spain/Portugal	100

Reuters France SAS	France	France	100

Reuters Finance PLC*	UK	UK	100

Reuters Group Overseas Holdings (UK) Ltd*	UK	Worldwide	100

Reuters Holdings Limited*	UK	UK	100

Reuters Hong Kong Limited	Cook Islands	Hong Kong	100

Reuters International Holdings SARL*	Switzerland	Worldwide	100

Reuters Investments Limited*	UK	UK	100

Reuters Italia SpA	Italy	Italy	100

Reuters Japan Kabushiki Kaisha	Japan	Japan	100

Reuters Limited	UK	Worldwide	100

Reuters Middle East Limited	Cook Islands	Middle East	100

Reuters Nederland BV*	Netherlands	Netherlands	100

Reuters Research Inc	USA	USA	100

Reuters SA	Switzerland	Worldwide	100

Reuters Singapore Pte Limited	Singapore	Singapore	100

Reuters Svenska AB	Sweden	Sweden	100

Reuters Transaction Services Limited	UK	Worldwide	100

Joint ventures	Country of incorporation	Principal area of operation	Percentage of equity shares held

3 Times Square Associates LLC	USA	USA	50**

FXMarketSpace Limited	UK	Worldwide	50

*	Denotes investment companies. All other entities are operating companies.

**	The Group has an equity shareholding of 50% in 3 Times Square Associates LLC. However, the Group has an effective economic interest of 35% at 31 December 2007.

The financial years for all of the above undertakings end on 31 December, except for Times Global Broadcasting Company Limited whose financial year ends on 31 March.

3 Times Square Associates LLC is a joint venture with Rudins Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building.

FXMarketSpace Limited is a joint venture with the Chicago Mercantile Exchange formed to create a centrally-cleared, global foreign exchange trading system.

Reuters has a 26% holding in Times Global Broadcasting Company Limited. This was reclassified as held for sale in 2007.

Reuters Group PLC Annual Report 2007

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106 /	Consolidated financial summary

Consolidated financial summary

Four year consolidated financial summary (IFRS)
	IFRS	IFRS	IFRS	IFRS
	2007	2006	2005	2004
	£m	£m	£m	£m

Results:

Revenue[1]	2,605	2,566	2,409	2,339

Net finance costs	(34)	(15)	(12)	(12)

Profit before tax	273	313	238	396

Taxation	(60)	(20)	(9)	(40)

Profit attributable to equity holders of the parent	227	305	456	364

Net assets:

Non-current assets	1,432	1,314	1,179	1,025

Current assets	547	606	957	1,410

Current liabilities	(1,268)	(913)	(797)	(1,249)

Non-current liabilities	(587)	(835)	(829)	(714)

Non-current assets classified as held for sale	14	–	1	145

Liabilities directly associated with non-current assets classified as held for sale	–	–	–	(47)

	138	172	511	570

Property, plant and equipment:

Additions	134	130	137	111

Depreciation	96	95	103	130

	2007	2006	2005	2004

Ratios:

Basic earnings per ordinary share from continuing operations	17.3p	22.6p	16.3p	25.4p

Dividends per ordinary share	11.9p	10.25p	10.0p	10.0p

Book value per ordinary share[2]	11.1p	13.7p	37.8p	26.5p

Profit before taxation as a percentage of revenue (%)	10.5	12.2	9.9	16.9

Return on property, plant and equipment[3] (%)	55.2	80.4	64.2	85.7

Return on equity[4] (%)	146.7	89.5	103.4	108.5

UK corporation tax rate (%)	30	30	30	30

Infrastructure:

Shares in issue (millions)	1,401	1,422	1,441	1,436

Employees	17,900	16,900	15,300	14,465

User accesses	332,000	342,000	346,000	328,000

Notes:

1	2004 and 2005 excludes revenue for Instinet Group, which was classified as a discontinued operation and subsequently sold in 2005.

Ratios:

2	Book value per ordinary share represents total parent shareholders’ equity divided by the number of shares in issue after deducting shares held by Employee Share Ownership Trusts and repurchased shares.

3	Return on property, plant and equipment represents profit after tax from continuing operations as a percentage of average property, plant and equipment. The average is calculated by adding property, plant and equipment at the start and the end of each year and dividing by two.

4	Return on equity represents profit attributable to equity holders of the parent divided by the average total parent shareholders’ equity. The average is calculated by adding total parent shareholders’ equity at the start and the end of each year and dividing by two.

Reuters Group PLC Annual Report 2007

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Consolidated financial summary / 107
continued

Nine year consolidated financial summary (UK GAAP)

	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP
	2003	2002	2001	2000	1999	1998	1997	1996	1995
For the year ended 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m

Results:

Revenue	3,235	3,593	3,885	3,592	3,125	3,032	2,882	2,914	2,703

Net interest (payable)/receivable	(29)	(20)	(9)	3	(4)	2	80	61	60

Profit/(loss) before tax	56	(344)	158	657	632	580	626	652	558

Taxation	22	23	107	136	196	196	236	210	185

Profit/(loss) attributable to ordinary shareholders	50	(255)	46	521	436	384	390	442	373

Net assets:

Fixed assets	1,192	1,448	1,963	1,868	1,205	1,098	1,046	1,026	999

Net current (liabilities)/assets	(89)	(190)	(134)	(293)	(170)	(577)	790	525	387

Long-term creditors	(425)	(354)	(344)	(310)	(284)	(16)	(37)	(41)	(135)

Provisions	(271)	(245)	(212)	(112)	(88)	(116)	(120)	(51)	(39)

	407	659	1,273	1,153	663	389	1,679	1,459	1,212

Tangible fixed assets:

Additions	130	154	276	282	244	296	361	372	304

Depreciation	193	227	246	276	310	331	312	283	250

Development expenditure	171	200	294	323	197	200	235	202	191

Ratios:

Earnings/(loss) per ordinary share	3.6p	(18.3p )	3.3p	37.1p	30.9p	26.7p	24.0p	27.3p	23.2p

Dividends per ordinary share	10.0p	10.0p	10.0p	16.0p	14.65p	14.4p	13.0p	11.75p	9.8p

Book value per ordinary share[1]	15.2p	30.7p	68.2p	73.7p	40.5p	23.3p	99.9p	88.3p	73.7p

Profit/(loss) before tax as a percentage of revenue (%)	1.7	(9.6)	4.1	18.3	20.2	19.1	21.7	22.4	20.6

Return on tangible fixed assets[2] (%)	6.3	(56.8)	7.8	78.3	59.1	48.2	49.0	60.0	55.2

Return on equity[3] (%)	15.7	(36.8)	4.6	65.0	92.2	78.5	25.6	33.7	34.8

UK corporation tax rate (%)	30	30	30	30	30	31	32	33	33

Infrastructure:

Shares issued (millions)	1,433	1,433	1,431	1,429	1,423	1,422	1,694	1,689	1,677

Employees	16,744	17,414	19,429	18,082	16,546	16,938	16,119	15,478	14,348

User accesses	338,000	388,000	592,000	558,000	520,858	482,380	429,000	362,000	327,100

Notes:

Information provided prior to 2004 year end was reported under UK GAAP which may differ materially from IFRS. The main differences impacting the Group’s financial statements are on account of share-based payments, employee benefits, intangible assets and financial instruments.

2003 and 2002 have been restated following adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance.

2003 and 2002 user accesses have been revised to reflect the exclusion of mobile and other low-cost accesses. 1997 and 1998 have been restated to reflect changes to reporting user accesses in 1999.

1999 and 2000 have been restated following adoption of FRS 19.

1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account.

Ratios:

1	Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1995 to 1997, shares in Reuters Holding PLC held by Group companies are also deducted from shares in issue. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1995 to 1997).

2	Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.

3	Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity. The average is calculated by adding adjusted shareholders’ equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.

Reuters Group PLC Annual Report 2007

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108 /	Separate financial statements for
Reuters Group PLC
for the year ended 31 December 2007

Parent company audit opinion

Independent Auditors’ report to the Members of Reuters Group PLC
We have audited the parent company financial statements of Reuters Group PLC for the year ended 31 December 2007 which comprise the balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Reuters Group PLC for the year ended 31 December 2007.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the parent company financial statements. The Directors’ report includes that specific information presented in the Information for Shareholders that is cross referred from the Business review and Operating and financial review section of the Directors’ report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors’ report (which comprises Financial highlights, Acquisition of Reuters Group PLC by The Thomson Corporation, the Business review, Overview, information about strategy, markets, people, commitment to ethics and compliance, corporate responsibility, supply chain, governmental regulation and challenges, Supplementary information, Governance, information about the Board, Directors and senior managers, the unaudited part of the Remuneration report, Corporate governance and the Operating and financial review) and the Information for shareholders. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors’ Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors’ Remuneration Report to be audited.

Opinion
In our opinion:
•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2007;

•	the parent company financial statements and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors’ report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
19 March 2008

Reuters Group PLC Annual Report 2007

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Separate financial statements for / 109
Reuters Group PLC continued
for the year ended 31 December 2007

Reuters Group PLC – balance sheet
At 31 December

		2007	2006
	Notes	£m	£m

Fixed asset investments	01	4,986	4,966

Current assets:

Derivative financial instruments	03	68	30

Available-for-sale financial assets	02	2	2

Debtors (including £nil (2006: £5 million) due after more than one year)	03, 04	2,137	1,221

Cash at bank and in hand		1	1

		2,208	1,254

Creditors: amounts falling due within one year	05	(5,500)	(4,677)

Net current liabilities		(3,292)	(3,423)

Total assets less current liabilities		1,694	1,543

Creditors: amounts falling due after more than one year	03, 06	–	(182)

Provisions: Deferred Tax	07	(3)	–

Net assets		1,691	1,361

Capital and reserves:	08

Called up share capital	09	350	355

Capital redemption reserve		23	13

Share premium account		189	141

Other reserves		475	445

Profit and loss account		654	407

Total Shareholders’ funds		1,691	1,361

The accounting policies and notes on pages 110 to 111 form part of these financial statements.

The financial statements on pages 109 to 117 were approved by the Board of Directors on 19 March 2008.

Tom Glocer CEO	David Grigson CFO

Reuters Group PLC Annual Report 2007

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110 /	Separate financial statements for
Reuters Group PLC continued
for the year ended 31 December 2007

Reuters Group PLC – accounting policies

Basis of accounting
The financial statements are prepared on a going concern basis, under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985 and applicable accounting standards (UK GAAP).

As permitted by Section 230(3) of the Companies Act 1985, the company’s profit and loss account has not been presented.

The Reuters Group PLC consolidated financial statements for the year ended 31 December 2007 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1 (Revised 1996) ‘Cash Flow Statements’ not to present its own cash flow statement.

The Reuters Group PLC consolidated financial statements for the year ended 31 December 2007 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8 ‘Related Party Disclosures’ not to disclose related party disclosures for the company.

The Reuters Group PLC consolidated financial statements for the year ended 31 December 2007 contain financial instrument disclosures which comply with FRS 29. Consequently, the company has taken advantage of the exemption in FRS 29 not to present separate financial instrument disclosures for the company.

Foreign currency translation
Transactions in foreign currencies are translated into the company’s functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.

Exchange differences on non-monetary items, such as available-for-sale financial assets, are included in the fair value reserve.

Share-based payments
The company does not incur a charge for share-based payments. However, the issuance by the company of share options to employees of its subsidiaries represents additional capital contributions by the company to its subsidiaries. An addition to the company’s investment in subsidiaries is reported with a corresponding increase in shareholders’ funds. The additional capital contribution is determined on the basis of the fair value of options granted at the date of grant and is gradually increased over the vesting period of the award.

Investments
The company classifies its investments in the following categories:

•	fixed asset investments;

•	financial assets at fair value through profit and loss;

•	loans and receivables;

•	available-for-sale financial assets.

The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Fixed asset investments
Fixed asset investments are held at cost net of permanent diminution in value as assessed by the directors.

Financial assets at fair value through profit and loss
This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are initially recognised at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognised immediately in the profit and loss account. Interest or dividend income is recognised separately from the net gain or loss on the asset. Realised and unrealised gains and losses are included in the profit and loss account in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market; they are included in debtors in the balance sheet. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method.

Available-for-sale financial assets
The company has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently remeasured at each reporting date. Unrealised gains and losses arising from changes in fair value are recognised directly in reserves.

Impairment and derecognition
The company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

On impairment, the cumulative loss recognised in reserves is removed from reserves and recognised in the profit and loss account. On disposal of the assets, gains or losses recognised in reserves are removed from reserves and recognised in the profit and loss account.

Cash
Cash includes cash in hand and bank deposits repayable on demand.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred, and are subsequently stated at amortised cost adjusted for fair value movements in respect of related fair value hedges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs on qualifying assets are expensed as incurred and not capitalised as cost of the asset.

Purchases and sales of financial assets
Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the company.

Derivative financial instruments and hedging
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The company designates certain derivatives as hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges).

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges under the company’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account. The company does not hold or issue derivative financial instruments for speculative purposes.

Fair value estimation
The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques. Guarantees are fair valued using probability of default based on external market data.

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Separate financial statements for / 111
Reuters Group PLC continued
for the year ended 31 December 2007

Interest in shares of Reuters Group PLC
Shares held by the Reuters Employee Share Ownership Trusts that are sponsored by the company and repurchased shares are recorded in the balance sheet at cost and reported as a deduction from shareholders’ funds.

Irrevocable commitments to repurchase shares during close periods entered into before the balance sheet date are recorded in the balance sheet at estimated cost and reported as a current liability with a corresponding deduction from shareholder’s funds.

Dividend distribution
Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.

Taxation
Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or an event that has occurred at the balance sheet date gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future.

However, deferred tax assets are only recognised to the extent that, based on all available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Deferred taxation is recognised on an undiscounted basis.

Reuters Group PLC – notes to the financial statements

01 Fixed asset investments

	2007	2006
	£m	£m

Cost:

1 January	18,921	18,909

Capital contributions in respect of share options	20	12

31 December	18,941	18,921

Amounts written off:

1 January	(13,955)	(13,636)

Written off in year	–	(319)

31 December	(13,955)	(13,955)

Carrying amount	4,986	4,966

The principal subsidiary undertakings at 31 December 2007 are shown below:

	Country of	Principal area	Percentage of
Subsidiary undertakings	incorporation	of operation	equity shares held

Reuters Holdings Limited*	UK	UK	97

Reuters Investments Limited*	UK	UK	100

*	Denotes investment companies.

02 Available-for-sale financial assets

	2007	2006
	£m	£m

1 January	2	2

Fair value adjustments taken directly to reserves	–	–

31 December	2	2

Listed available-for-sale financial assets have a market and carrying value of £2 million (2006: £2 million).

Reuters Group PLC Annual Report 2007

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112 /	Separate financial statements for
Reuters Group PLC continued
for the year ended 31 December 2007

03 Derivative financial instruments

The accounting policies for financial instruments have been applied to the line items below:

		Assets at	Liabilities at
		fair value	fair value
		through	through	Derivatives		Other
	Loans and	the profit	the profit	used for	Available	financial
	Receivables	and loss	and loss	hedging	for sale	liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m

Assets as per balance sheet

Derivative financial instruments	–	50	–	18	–	–	68

Available-for-sale financial assets	–	–	–	–	2	–	2

Debtors	2,137	–	–	–	–	–	2,137

Cash at bank and in hand	1	–	–	–	–	–	1

Liabilities as per balance sheet

Creditors: amount falling due within one year	(5,253)	–	–	(1)	–	(246)	(5,500)

Total	(3,115)	50	–	17	2	(246)	(3,292)

Fair value (gains)/losses in profit and loss account	–	(32)	–	(20)	–	20	(32)

2006

Assets as per balance sheet

Derivative financial instruments	–	28	–	2	–	–	30

Available-for-sale financial assets	–	–	–	–	2	–	2

Debtors	1,221	–	–	–	–	–	1,221

Cash at bank and in hand	1	–	–	–	–	–	1

Liabilities as per balance sheet

Creditors: amount falling due within one year	(4,555)	–	–	–	–	(122)	(4,677)

Creditors: amount falling after more than one year	–	–	(7)	(2)	–	(173)	(182)

Total	(3,333)	28	(7)	–	2	(295)	(3,605)

Fair value (gains)/losses in profit and loss account	–	(19)	–	(1)	–	18	(2)

The following tables provide an analysis of the cross-currency interest rate swaps designated as derivatives not qualifying for hedge accounting and fair value hedges of foreign exchange and interest rate risk:

			Period	Gross Contract Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Derivatives not qualifying for hedge accounting:

Euro fixed	Sterling floating	Interest rate	2010	332

Sterling floating	US dollar floating	Foreign exchange	2010	280

Sterling floating	US dollar floating	Foreign exchange	2008	102

Sterling floating	Euro floating	Foreign exchange	2010	10

2006 Derivatives not qualifying for hedge accounting:

Euro fixed	Sterling floating	Interest rate	2010	332

Sterling floating	US dollar floating	Foreign exchange	2010	280

Sterling floating	US dollar floating	Foreign exchange	2008	102

Sterling floating	Swiss franc floating	Foreign exchange	2010	34

Sterling floating	Euro floating	Foreign exchange	2010	10

			Period	Gross Contract Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Fair value hedges:

Japanese yen fixed	Sterling floating	Interest rate and foreign exchange	2008	5

Euro fixed	Sterling floating	Interest rate	2010	10

Euro floating	Sterling floating	Foreign exchange	2008	169

2006 Fair value hedges:

Japanese yen fixed	Sterling floating	Interest rate and foreign exchange	2008	5

Euro fixed	Sterling floating	Interest rate	2010	10

Euro floating	Sterling floating	Foreign exchange	2008	169

In addition foreign exchange contracts designated as fair value hedges of commercial paper issued in Euros amounted to £23 million (2006: £27 million, 2005: £nil).

Reuters Group PLC Annual Report 2007

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Separate financial statements for / 113
Reuters Group PLC continued
for the year ended 31 December 2007

04 Debtors

	2007	2006
	£m	£m

Amounts falling due within one year:

Amounts owed by Group undertakings	2,136	1,215

Prepayments and accrued income	–	1

Other debtors	1	–

	2,137	1,216

Amounts falling due after more than one year:

Deferred taxation (see note 7)	–	5

Total debtors	2,137	1,221

Amounts due from Group undertakings are unsecured and repayable on demand. Interest on these amounts is charged at commercial rates.

05 Creditors: amounts falling due within one year

	2007	2006
	£m	£m

Amounts due to Group undertakings	5,084	4,501

Term notes and commercial paper	246	122

Derivative financial instruments	1	–

Accruals and deferred income	–	1

Other creditors	169	53

Total creditors: amounts falling due within one year	5,500	4,677

Amounts due to Group undertakings are unsecured and repayable on demand. Interest on these amounts is charged at commercial rates.

06 Creditors: amounts falling due after more than one year

	2007	2006
	£m	£m

Term notes	–	173

Derivative financial instruments	–	9

Total creditors: amounts falling due after more than one year	–	182

07 Deferred tax

	2007	2006
	£m	£m

1 January	5	5

Profit and loss account	(8)	–

31 December	(3)	5

The balance at 31 December is analysed as follows:

	2007	2006
	£m	£m

Tax losses carried forward	–	8

Future tax on the fair value of derivative financial instruments	(3)	(3)

Net deferred tax balance	(3)	5

On 12 March 2007, the UK Government announced that the standard rate of corporation tax will be reduced to 28% for profits arising after 31 March 2008. As a result of this change of rate, the UK deferred tax assets and liabilities of the Company has been remeasured to reflect the expected realisable value of those assets and liabilities at the reduced rate of tax.

Reuters Group PLC Annual Report 2007

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114 /	Separate financial statements for
Reuters Group PLC continued
for the year ended 31 December 2007

08 Capital and reserves

	Called up	Capital	Share		Profit and
	share	redemption	premium	Other	loss
	capital	reserve	account	reserves	account	Total
	£m	£m	£m	£m	£m	£m

1 January 2007	355	13	141	445	407	1,361

Amounts receivable in respect of employee share schemes	–	–	–	16	–	16

Shares allotted during the year	5	–	48	(6)	–	47

Shares cancelled during the year	(10)	10	–	–	–	–

Capital contributions in respect of share options	–	–	–	20	–	20

Profit for the financial year	–	–	–	–	684	684

Dividend paid	–	–	–	–	(147)	(147)

Repurchase of own shares	–	–	–	–	(121)	(121)

Shares to be repurchased	–	–	–	–	(169)	(169)

31 December 2007	350	23	189	475	654	1,691

The company’s profit for the financial year was £684 million (2006: £32 million). This profit for the financial year mainly represents dividends received from Reuters Holdings Limited, interest and revaluation on intercompany borrowings and fair value gains and losses on financial assets at fair value through profit and loss. During 2007, the company paid equity dividends to shareholders of £147 million (2006: £134 million).

The profit and loss account includes £893 million (2006: £750 million) which represents the cost of 218 million shares in Reuters Group PLC (2006: 187 million) purchased in the market as part of the £1 billion buyback programme announced in 2005. This programme was suspended in May 2007 on announcement of the Thomson Reuters transaction. A new buyback programme was announced in December 2007, as part of which 5 million shares were repurchased prior to year end at a cost of £31 million. This programme was suspended on 19 February 2008 and resumed on 10 March 2008. In addition, a liability of £169 million has been recorded for 28 million shares which the Group has an irrevocable commitment to purchase at 31 December 2007.

The profit and loss account also includes £51 million (2006: £56 million) which represents the cost of shares held in the ESOTs sponsored by the company. At 31 December 2007, these ESOTs held 27 million shares in Reuters Group PLC purchased in the market to satisfy certain options/awards under the Group’s share incentive plans. At 31 December 2007, the market value of these shares was £175 million and 17.6 million shares were under option to employees. The scheme rules of share plans operated by Reuters Group PLC or its subsidiary companies contain change of control clauses, which, under certain circumstances, may allow for the early vesting of the plans in the event that Reuters is acquired by a third party. Should this happen, Reuters Group PLC may elect to settle a number of these plans by issue of shares from its ESOTs.

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the share buyback programmes. An amount equal to the nominal value of these shares has been transferred from called up share capital to the capital redemption reserve.

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Separate financial statements for / 115
Reuters Group PLC continued
for the year ended 31 December 2007

09 Share capital

Movements in share capital during the year ended 31 December were as below:

	Called up
	share	Share	Share
	capital	premium	capital
	£m	£m	£m

1 January 2007	355	141	496

Shares allotted during the year	5	48	53

Shares cancelled during the year	(10)	–	(10)

31 December 2007	350	189	539

An analysis of called up share capital is set out below:

	2007	2006
	£m	£m

Authorised:

One Founders Share of £1	–	–

2,100 million ordinary shares of 25p each	525	525

	525	525

Allotted, called up and fully paid:

One Founders Share of £1	–	–

Ordinary shares of 25p each	350	355

	350	355

Number of ordinary shares of 25p each (millions)	1,401	1,422

Shares allotted during the year in millions

18,557,662 shares in Reuters Group PLC were issued under employee share schemes at prices ranging from £nil to 630p per share. Transaction costs incurred on issue of shares amounted to £nil (2006: £nil)	19	29

Proceeds from the issue of shares for the year ended 31 December 2007 totalled £47 million (2006: £32 million).

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the share buyback programmes.

Called up share capital includes £1 million for shares granted to employees on exercise of share option/awards in respect of which no cash had been received at the balance sheet date (2006: £1 million).

The rights attaching to the Founders Share are set out on page 121.

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116 /	Separate financial statements for
Reuters Group PLC continued
for the year ended 31 December 2007

09 Share capital continued

The following table provides a summary of the shares bought under the buyback programme, from its announcement in July 2005 until May 2007, and then December 2007.

	Total number
	of shares		Approximate
	purchased		value of shares
	as part of		that may yet
	a publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

2006:

January	10,500,000	4.32	731

February	18,450,000	4.06	655

March	13,725,000	3.89	601

April	6,000,000	3.98	577

May	9,435,000	3.86	541

June	17,750,000	3.67	475

July	6,770,000	3.75	450

August	13,000,000	3.89	399

September	9,750,000	4.11	358

October	8,725,000	4.43	319

November	9,500,000	4.57	276

December	5,594,000	4.55	250

2007:

January	5,700,000	4.43	225

February	6,300,000	4.32	197

March	11,850,000	4.41	145

April	7,675,000	4.85	107

The share buyback programme to return £1 billion to shareholders was announced on 26 July 2005 and was due to run for two years to July 2007. Reuters determined to terminate the above £1 billion buyback programme in May 2007 prior to its expiration. No other programme has expired during the period covered by the table.

The following table provides a summary of the shares bought under the buyback programme, from its announcement on 13 December 2007 until 31 December 2007.

Total number
of shares
	purchased		Total
	as part of		cost
	a publicly	Average price	of shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

2007:

December	5,050,000	6.14	31

The current share buyback programme was announced on 13 December 2007 with the intention of repurchasing up to 50 million shares. Regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, on 19 February 2008 at which date the current share buyback programme was suspended. The share buyback programme resumed on 10 March 2008.

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Separate financial statements for / 117
Reuters Group PLC continued
for the year ended 31 December 2007

10 Post balance sheet events

During the period 1 January 2008 to 14 March 2008, Reuters purchased 31 million shares for total consideration of £188 million, as part of the share buyback programme.

	Total number
	of shares
	purchased
	as part of		Cost
	a publicly	Average price	of shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

January	20,975,000	5.99	127

February	6,965,000	6.03	42

March	3,100,000	6.00	19

Included above are 28 million shares which Reuters has irrevocable commitments to purchase at 31 December 2007. In accordance with Reuters accounting policy the cost of these shares (£169 million) has been recorded in the balance sheet at 31 December 2007 and reported as a current liability with a corresponding deduction from shareholders’ equity.

On 19 February 2008, regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, at which date the current share buyback programme was suspended. On 10 March 2008, the resumption of the share buyback programme was announced with the intention of repurchasing up to 17 million shares, representing the balance of the 50 million share buyback programme, between 10 March 2008 and the closing of the transaction.

11 Auditors’ remuneration

The audit fee payable to the auditor for the audit of the company’s financial statements was £0.1 million (2006: £0.1 million).

12 Employee information

The average number of employees (including executive directors) during the year was as follows:

	2007	2006

Executive directors	3	3

The executive directors are Tom Glocer, David Grigson and Devin Wenig. Details of their emoluments, pension arrangements, long-term incentive plans and share option plans are included in the Remuneration report on pages 16-24, details of which form part of these financial statements.

There are no other employees of the company.

13 Guarantees and commitments

The Company has guaranteed the indebtedness of a number of its subsidiary companies engaged in trading and financing activities in the normal course of business. These guarantees include the guarantee of the €500 million eurobond issued by Reuters Finance PLC, and the guarantee of trade payables incurred by Reuters Limited in respect of its outsourcing arrangement with Fujitsu Services Limited.

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118 /	Information for shareholders

Ordinary shares
As of 17 March 2008, there were 1,213,303,412 ordinary shares outstanding, excluding 24,511,550 ordinary shares held in employee share ownership trusts and 135,860,000 held in treasury.

Major shareholders
The company had received notice under section 198 of the UK Companies Act or under the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTRs) DTR 5, as at 7 March 2008 that the following parties held notifiable interests in its shares or voting rights:

	Number of	Percentage of	Number of	Number of	Number of
	shares held on	issued share	shares held on	shares held on	shares held on
	17 March 2008	capital	9 March 2007	7 March 2006	2 March 2005

Schroders Plc	62,544,396	5.05	99,602,990	–	–

ValueAct Capital Master Fund L.P	48,243,934	3.90	83,551,212	–	–

Fidelity International Limited	–	–	82,177,979	150,753,687	130,364,252

AMVESCAP plc	62,194,192	5.02	62,194,192	–	–

BlackRock Inc	48,978,642	3.95	48,978,642	48,978,642	48,978,642

Legal & General Investment Management	51,519,332	4.16	44,901,479	55,230,590	58,006,887

Barclays PLC	40,069,073	3.24	40,069,073	–	53,902,608

Capital Group of Companies, Inc	–	–	39,399,900	42,135,514	–

Credit Suisse	136,431,306	11.01	–	–	–

Deutsche Bank AG	64,268,832	5.19	–	–	–

The company’s major shareholders do not have any different voting rights from the other ordinary shareholders. There have been some changes in the holdings of the company’s major shareholders during the last three years. Most notably Fidelity no longer holds in excess of 3% of the company’s voting capital as was the case during 2005 to early 2007. Barclays PLC, Legal & General Investments and BlackRock Inc. have held notifiable holdings for the last three years and continue to do so. Following the implementation of the new DTRs on 20 January 2007, Schroders Plc, ValueAct Capital Master Fund, L.P. Deutsche Bank AG, Credit Suisse and AMVESCAP plc notified the company of their voting rights in Reuters shares during 2007.

The Founders Share
Independence, integrity and freedom from bias in the gathering and dissemination of news and information are fundamental to Reuters. Reuters Founders Share Company Limited (the Founders Share Company) was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to effect a change in control of the company. ‘Control’, for this purpose, means 30% of the ordinary shares. The directors of the Founders Share Company have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed (see page 120). The Founders Share Company’s directors are nominated by a Nomination Committee which includes certain serving directors of the Founders Share Company, one person nominated by each of four news associations, two people appointed by the Chairman of Reuters Group PLC and two people appointed after consultation with the European Court of Human Rights. A director of the Founders Share Company may not be a director or employee of Reuters Group.

The current trustees of the Founders Share Company are as follows:

Trustee since

The Honourable Mrs Anson Chan, GBM, CBE, JP	2002

Leonard Berkowitz	1998

Sir Michael Checkland	1994

Bertrand Collomb	2004

Jiri Dienstbier	2005

Uffe Ellemann-Jensen, MP	2001

John Fairfax, AM	2005

Pehr Gyllenhammar (Chairman)	1997

Alejandro Junco de la Vega	2006

Joseph Lelyveld	2004

Sir Christopher Mallaby, GCMG, GCVO	1998

John McArthur	2001

Mammen Mathew	2002

The Right Hon The Baroness Noakes, DBE	1998

Sir William Purves, CBE, DSO	1998

Jaakko Rauramo	1999

Dr Sachio Semmoto	2007

Dr Mark Wössner	2001

Dr Frene Ginwala retired as trustee and director on 18 October 2007.

Founders Share Company directors are appointed for an initial term of five years and must resign at the AGM on or after the fifth anniversary following appointment or re-appointment. Trustees are eligible for re-appointment for a further term of five years, subject to a maximum term of 15 years. The upper age limit of 75 was removed from the company’s Articles of Association on 18 October 2007. Except as described above, particularly in relation to the proposed acquisition of Reuters by Thomson, to the best of the Group’s knowledge, the company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly, and currently there are no arrangements that may, at a subsequent date, result in a change in control of the company.

Reuters Group PLC Annual Report 2007

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Information for shareholders / 119
continued

The Founders Share Company Directors voted in favour of the acquisition of Reuters by Thomson, which agreed to safeguard the Reuters Trust Principles as described on page 120.

Corporate structure
The Group conducts its business through a portfolio of companies, including wholly and partly-owned subsidiary undertakings, joint ventures and associates. Information concerning the most significant companies is contained in note 39 to the consolidated financial Statements, on page 105.

Trading markets
The company’s ordinary shares are traded on the London Stock Exchange. American Depositary Shares (ADSs), each representing six ordinary shares, are traded on NASDAQ. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Deutsche Bank Trust Company Americas, as depositary under a deposit agreement, dated 18 February 1998 and supplemented 16 December 2005 (the Deposit Agreement), among the company, the Depositary and ADR holders. The table below sets out, for the periods indicated (i) the reported high and low sales prices for the ordinary shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on NASDAQ.

	The London
	Stock exchange		NASDAQ
	pounds per share		US dollars per ADS

	High	Low	High	Low

Annual market prices

2003	2.68	0.96	27.09	9.59

2004	4.29	2.41	49.15	25.72

2005	4.31	3.52	49.35	37.33

2006	4.75	3.49	54.25	38.51

2007	6.61	4.21	83.69	48.18

Quarterly market prices

2006

First quarter	4.61	3.80	48.44	39.67

Second quarter	4.10	3.54	45.71	38.67

Third quarter	4.43	3.49	50.06	38.51

Fourth quarter	4.75	4.31	54.25	48.20

Quarterly market prices

2007

First quarter	4.68	4.21	55.24	48.18

Second quarter	6.43	4.66	76.68	55.24

Third quarter	6.55	6.00	79.76	73.15

Fourth quarter	6.61	5.82	83.69	72.01

Monthly market prices

2007

August	6.39	6.00	78.10	73.15

September	6.55	6.31	79.76	77.43

October	6.61	6.39	83.39	79.23

November	6.60	5.82	83.69	72.56

December	6.40	5.85	76.81	72.01

Monthly market prices

2008

January	6.35	5.65	75.35	67.54

February	6.14	5.98	73.25	69.66

March (to 17 March)	6.08	5.73	75.00	69.36

Analysis of shareholders
As of 17 March 2008, there were 1,213,303,412 Reuters ordinary shares in issue, including the shares referred to below but excluding ordinary shares held by employee share ownership trusts and shares held in treasury. There were 23,442 shareholders on the ordinary share register analysed in the chart below. As of the same date, 1,093,693 ordinary shares and 15,145,907 ADSs (representing 90,875,442 ordinary shares) were held on the record in the US. These ordinary shares and ADSs were held by 1,095 record holders and 2,287 record holders respectively, and represented 0.090% or evidenced ADSs respectively, representing 7.47% respectively of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Other	50%

Investment trusts, unit trusts and mutual funds	24%

Pension funds	11%

ADSs	7%

Insurance companies	4%

Private investors	2%

Foreign governments	1%

Non-profit organisations	<1%

Dividends
The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed on page 123) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS at the actual rates of exchange used for each of the respective payments of interim and final dividends.

	Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

2003	3.85	6.15	10.00	36.08	64.88	100.96

2004	3.85	6.15	10.00	40.94	70.24	111.18

2005	3.85	6.15	10.00	41.18	68.20	109.38

2006	4.10	6.90	11.00	46.87	82.39	129.26

2007	5.00	7.00*	12.00	59.99	83.07	143.06

*	Paid as a second interim dividend
See page 45 for a discussion of the Group’s dividend policy.

An interim dividend of 5.00 pence per ordinary share was paid on 5 September 2007. The directors recommend a second interim dividend of 7.00 pence per ordinary share, giving a total of 12 pence per ordinary share for the year (2006: 11 pence). The second interim dividend will be paid on 1 May 2008 to members on the register holding ordinary shares at the close of business on 25 March 2008. It will be paid on 8 May 2008 to ADS holders on the register at the close of business on 25 March 2008 and will be converted into US dollars from sterling at the rate prevailing on 1 May 2008.

Details of the changes in the authorised and called up share capital are set out in note 27 on page 91.

History and development
The ultimate holding company for the Group, Reuters Group PLC, was incorporated in England and Wales on 24 December 1996, though its predecessor was formed in England in 1851. Reuters Group PLC’s registered office and corporate headquarters are located at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, UK.

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120 /	Information for shareholders
continued

Memorandum and Articles of Association
The following description summarises certain material rights of holders of the company’s ordinary shares of 25 pence each and material provisions of the company’s Articles, the Memorandum and Articles of association of the Founders Share Company and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles (which have been filed with the SEC and Companies House) and the UK Companies Act 1985.

All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Reuters. In this description, the term ‘holder’ refers to the person registered in the register of members as the holder of the relevant share and the term ‘beneficial owner’ refers to a person other than the holder who has a beneficial interest in the relevant share. Deutsche Bank, which acts as Depositary under the Deposit Agreement relating to the ADSs, is the holder of the ordinary shares represented by the outstanding ADSs.

General
Reuters Group PLC is incorporated under that name and is registered in England and Wales with registered number 3296375. Its objects are set out in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

•	collecting information and supplying news and information services and products;

•	acquiring and operating wireless installations, satellites and other means of communication;

•	utilising the Group’s communications capabilities to provide various financial and securities markets services; and

•	carrying on any other business supplemental to the foregoing or capable of enhancing the Group’s profitability or capitalising on the Group’s expertise.

The Memorandum of Association provides a broad range of corporate powers to effect these objectives.

The Reuters Trust Principles and the Founders Share Company
The Articles contain two sets of restrictions relating to the ownership of Reuters shares. These restrictions are intended to ensure continued compliance with the following principles (the Reuters Trust Principles) set out in the Article F.114:

•	‘that Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

•	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.’

The first set of restrictions contained in the Articles applies to persons that become ‘interested’ in 15% or more of the ordinary shares outstanding at any time (excluding any shares held by Reuters as treasury shares). The term ‘interested’ is defined in the Articles by reference to provisions of the UK Companies Act 1985 which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised and the shares exceeding the 15% limit must be disposed of. This set of restrictions is more fully described below under ‘Rights and restrictions attaching to shares – Restrictions on ownership – Disenfranchisement and disposals of excess interests.’

Second, the company’s share capital includes the Founders Share, which is held by the Founders Share Company, a company limited by guarantee consisting of individuals who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of the Group. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles, the special rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The rights attaching to the Founders Share are described in more detail below under ‘Rights and restrictions attaching to shares – Voting rights – Rights conferred by the Founders Share.’

The restrictions on interests in ordinary shares and the extraordinary voting rights of the Founders Share may be characterised as anti-takeover provisions to the extent they may have the effect of preventing a bid for control of the Group. Tender offers or other nonmarket acquisitions of shares are usually made at prices above the prevailing market price of a company’s shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The restrictions and extraordinary voting rights summarised in this section may be expected to reduce the number of such offers.

Directors
The company’s Articles provide for a board of directors consisting of not fewer than five nor more than 15 directors. The Articles require that, in performing their duties, the directors have due regard for the Reuters Trust Principles insofar as, by the proper exercise of their powers and in accordance with their other duties as directors, the directors may do so.

The Articles contain provisions that require the board of directors to include at least five non-executive directors before a new executive director can be appointed.

Under the Articles, a director may not vote in respect of any contract, arrangement or proposal in which the director, or any person connected with the director, has any material interest other than by virtue of the director’s interests in securities of, or otherwise in or through, the company. This is subject to certain exceptions relating to proposals (a) giving the director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of the Group, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of the Group for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of the Group in which the director may be entitled to participate or will be interested as an underwriter, (d) concerning any other company in which the director is beneficially interested in less than 1% of the issued shares of any class of the company or the voting rights available to its shareholders, (e) relating

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to the adoption, modification or operation of any employee benefits plan which will provide the director with the same benefits as other employees and (f) relating to any liability insurance that Reuters is empowered to purchase for its directors or employees in respect of actions undertaken as directors or officers of the Group.

The directors are empowered to exercise all the powers of the Group to borrow money, subject to the limitation that the aggregate principal amount outstanding in respect of monies borrowed by the Group shall not exceed a sum equal to two and a half times the company’s share capital and aggregate reserves, calculated in the manner described in the Articles and £5,000 million, unless sanctioned by an ordinary resolution of the company’s shareholders.

At each AGM of Reuters shareholders at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election subject to the requirements of the Combined Code. Since the 2005 AGM, the Board has asked all directors to stand for re-election on an annual basis. For additional information see ‘Statements of directors’ responsibilities and compliance’ on page 27.

Directors are not required to hold shares in order to qualify as a director. A director not holding any shares may nevertheless attend and speak at general meetings of the company. For further information on Reuters personal shareholding policy for executives, refer to the ‘Remuneration report’ on page 17.

Rights and restrictions attaching to shares
Dividends
Holders of ordinary shares are entitled to participate in the payment of dividends pro rata to their holdings. The Founders Share is not entitled to participate in the payment of dividends nor will any dividend be paid on any shares held by Reuters in treasury. The Board may propose and pay interim dividends and recommend a final dividend, in respect of any accounting period out of the profits available for distribution under English law.

A final dividend may be declared by the shareholders in general meeting by ordinary resolution, but no dividend may be declared in excess of the amount recommended by the Board.

The company may allot ordinary shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, the company may declare and pay equivalent dividends to shareholders outside the United Kingdom in local currencies and pay such dividends to the Depositary for value on the payment date.

Voting rights
Rights conferred by ordinary shares Voting at a general meeting of shareholders is by show of hands unless, before or on making known the result, a poll is demanded in accordance with the Articles. If voting is by show of hands, each holder of ordinary shares who is present in person has one vote. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share held. Voting on all resolutions is carried out by way of a poll.

The Company now chooses to put all resolutions at the AGM to a poll vote.

Holders of a substantial number of ordinary shares may be disenfranchised under the circumstances described under ‘Restrictions on ownership’ below.

Rights conferred by the Founders Share The Founders Share confers upon the Founders Share Company the right to cast such number of votes as are necessary to defeat any resolution which would vary or abrogate the rights of the Founders Share. The Articles provide that the alteration of specified articles relating to the Founders Share and the Reuters Trust Principles are deemed to constitute a variation of the rights of the Founders Share. In addition, any resolution proposing the winding up of the Group voluntarily, by the Court, or any reconstruction of the Group, or any resolution which would attach to any share voting rights not identical in all respects with those of the ordinary shares, is deemed to be a variation of the rights of the Founders Share.

Additionally, if there are, in the opinion of the Founders Share Company, reasonable grounds for believing that any person and his associates have obtained or are attempting to obtain, directly or indirectly, control of Reuters, the Founders Share Company is entitled in its absolute discretion to serve Reuters with a written notice (a Founders Share Control Notice) to that effect. Control is defined for these purposes as the ability to control the exercise of 30% or more of the votes which may be cast on a poll at a general meeting. At all times after the service of a Founders Share Control Notice and pending its rescission, the Founders Share confers upon the Founders Share Company the right to cast on a poll such number of votes as are necessary to ensure the effective passing of any resolution in favour of which it votes and to ensure the defeat of any resolution against which it votes. The Articles provide that the opinion of the Founders Share Company in respect of the service or rescission of a Founders Share Control Notice shall be final and binding and may not be challenged on any grounds whatsoever.

The Founders Share Company is entitled at any time to serve Reuters with a written request for an extraordinary general meeting and the directors are obliged to comply with such request. If they do not comply, the Founders Share Company is entitled to convene an extraordinary general meeting. If a Founders Share Control Notice has been served, however, the Founders Share Company can convene an extraordinary general meeting without first requesting that the directors do so. Four Founders Share Company directors present at the relevant Founders Share Company directors meeting can bind all the Founders Share Company directors to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to be a variation of the rights attached to the Founders Share. However, the vote of a majority of the Founders Share Company directors (the chairman of the Founders Share Company having a casting vote in the event of equality of votes) is required to determine whether a Founders Share Control Notice should be served and, if so, the manner in which the voting rights attaching to the Founders Share shall be exercised (excluding the vote of any Founders Share Company directors who is associated with or materially financially interested in the person attempting to obtain control of Reuters).

Restrictions on ownership
Ordinary shares Under the Articles, a person is ‘interested’ in shares if, among other things, he is interested directly, or through his family or one or more companies, or through an interest in association with others pursuant to an agreement or understanding, or through a trust or if he controls the voting rights of others. The definition of ‘interest in shares’ in the Articles is made by reference, with specified variations, to certain provisions of the UK Companies Act 1985.

Disclosure of interests in ordinary shares The Articles provide for the disclosure of interests in Reuters ordinary shares by reference to the UK Companies Act 1985 provisions mentioned above, with specified variations. Under these provisions as currently in force, if a person acquires an ‘interest’ in voting shares of a public company

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amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obliged to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a ‘material interest’ the 10% referred to above is reduced to 3%.

The Articles provide for disenfranchisement of shares which are the subject of a notice under section 212 of the UK Companies Act 1985 (which allows a company to require disclosure of certain details concerning ownership of its shares) if the person served with the notice is in default in answering it. The Articles also provide for the imposition of restrictions on transferability of the shares concerned and on the right to receive dividends if such shares represent at least 0.25% of the class concerned. Such restrictions cannot, however, be imposed until the expiry of 14 days after the date of the section 212 notice. Any such restrictions cease if the shares concerned are sold pursuant to a takeover offer or to an unconnected third party or through the London Stock Exchange. The restrictions on transferability only apply to certificated shares. Where a holder of uncertificated shares is in default in answering a section 212 notice, the Articles provide that the Founders Share Company may require the Group’s directors to apply to the Court for such order as may be appropriate.

Disenfranchisement and disposals of excess interests Subject to certain exceptions described below, certain restrictions apply to persons that become ‘interested’ (as defined in the Articles) in 15% or more of the ordinary shares. If any person becomes interested in 15% or more of the outstanding shares (excluding any shares held by Reuters as treasury shares) (the ‘Relevant Shares’), the directors are required to serve a Restriction Notice on that person, on any other person known to the directors to have an interest in the Relevant Shares and, if different, on the registered holder of the Relevant Shares. While a Restriction Notice in respect of Relevant Shares is in force, a registered holder of the Relevant Shares is not entitled to attend or vote, either in person or by proxy, at any general meeting or at any meeting of the holders of any class of Reuters shares. In addition, a Restriction Notice will require such person to dispose of any Relevant Shares exceeding the 15% limit and supply evidence to the company that such disposal has occurred within 21 days or such longer period as the directors consider reasonable. If such disposition is not made within the specified period, the directors must as far as they are able, dispose of any shares exceeding the 15% limit. Under the Articles, any belief, resolution, decision or action of the directors held, made or taken pursuant to any of the provisions concerning restrictions on ownership shall be conclusive, final and binding on all persons concerned and may not be challenged on any grounds whatsoever.

The restrictions are subject to certain modifications where a person becomes interested in 15% or more of the issued shares of any class by reason of a rights issue or an underwriting in the ordinary course of its business.

The Founders Share Ownership of the Founders Share is restricted to the Founders Share Company. Under its Memorandum of Association, the Founders Share Company is not permitted, directly or indirectly, to dispose of the Founders Share or of any interest therein, or to grant any rights in respect of the Founders Share or any interest therein.

Treasury Shares Reuters may acquire and thereafter hold up to 10% of its issued listed share capital in treasury. Any such acquisition must be financed from the distributable profits of Reuters. Subject to certain limited exceptions, the rights attaching to shares while held in treasury will be suspended. Treasury shares may only be subsequently disposed of by Reuters by way of cash sale, transfer for the purposes of or pursuant to an employees’ share scheme or cancellation.

Shares held by Employee Ownership Share Trusts Reuters has established employee ownership share trusts, the trustee of which is Computershare Trustees (C.I.) Limited (the ‘Trustees’). There is no formal agreement between Reuters and the Trustees but the Trust Deed allows the Trustees to waive voting and allows Reuters to request the Trustees to consider the company’s views in writing. In practice, the Trustees abstain from voting.

Pre-emptive rights, new issues of shares, sale of treasury shares and repurchase of shares
Holders of ordinary shares have no pre-emptive rights under the Articles. However, the ability of the directors to cause the company to issue shares, securities convertible into shares or rights to shares, or to sell treasury shares, otherwise than pursuant to an employee share scheme, is restricted.

Under the Companies Act 1985, the directors are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in the Articles or given by its shareholders in general meeting, but which in either event cannot last for more than five years. The UK Companies Act 1985 imposes further restrictions on the issue of equity securities for cash or sale of treasury shares for cash other than by offering them first to existing shareholders unless the statutory requirement is displaced or modified by the shareholders in general meeting or under the company’s Articles.

During 2007 Reuters continued to operate the £1 billion share buy-back programme it announced on 26 July 2005 up until shortly before the acquisition of Reuters by Thomson was announced and then again between 13 and 31 December 2007. During 2007, 36,575,000 shares with a nominal value of £9,143,750 (representing 2.6% of called-up share capital) were repurchased at a cost of £174 million.

Rights in a winding up
If Reuters Group PLC is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the holders of ordinary shares and the Founders Share, pro rata to their holdings, Reuters assets (after satisfaction of liabilities to creditors), provided, however, that the Founders Share Company may receive up to £1 and no more.

Variation of rights and alteration of share capital
If, at any time, the company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the UK Companies Act 1985, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

The company can increase its share capital by ordinary resolution in conformity with the provisions of the UK Companies Act 1985. However, new shares cannot have voting rights, which are not identical to those of ordinary shares without the prior written consent of the Founders Share Company. Furthermore, the company may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of the Founders Share Company has been sought for issuing any shares with rights not identical to those of ordinary shares. The company can consolidate, divide and cancel any of its shares (other than the Founders Share) by extraordinary resolution and can reduce its share capital (other than the Founders Share).

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AGMs and extraordinary general meetings (EGMs)
AGMs must be convened upon advance written notice of 21 days. An extraordinary general meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The notice must specify the nature of the business to be transacted if it is other than routine business or if an extraordinary or a special resolution is proposed. The notice may also specify a time, not more than 48 hours prior to the time fixed for the meeting, by which a person must be entered on the company’s register in order to have the right to attend and vote at the meeting. If voting by proxy, shareholders are required to lodge their completed form of proxy with the Company not less than 48 hours before the time appointed for the holding of the shareholders’ meeting or adjourned shareholders’ meeting.

Changes to the Articles of Association
In accordance with UK company law and the Articles, shareholder approval must be sought prior to any changes to the Articles and if any F Articles (those affecting or pertaining to the Founders Share Company or Founders Share) are to be changed, the Founders Share Company must also approve.

Limitations on voting and shareholding
There are no limitations imposed by English law or the company’s Articles on the right of non-residents or foreign persons to hold or vote ordinary shares or ADSs, other than the limitations that would generally apply to all of Reuters shareholders.

Exchange control
Under English law and the Articles, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals. There are currently no UK foreign exchange control restrictions on remittances of dividends to non-resident holders of ordinary shares or on the conduct of Reuters operations.

Exchange rates
The following table sets out, for the periods indicated, the average or the high and low Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended
31 December	Average*	Month	High	Low

		August 2007	2.04	1.98

2003	1.64	September 2007	2.04	1.99

2004	1.84	October 2007	2.08	2.03

2005	1.83	November 2007	2.11	2.05

2006	1.86	December 2007	2.07	1.98

2007	2.01	January 2008	1.99	1.95

2008 (to 17 March)	1.99	February 2008	1.99	1.94

*	The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 17 March 2008 the Noon Buying Rate was $2.00 per £1.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADSs. Also, fluctuations in the exchange rate may affect the relative market prices of the ADSs in the US and the ordinary shares in the UK. For the effect on the Group’s results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenses are incurred, see the OFR on page 31.

Taxation information for US shareholders
The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire the company’s ordinary shares or ADSs. This is a summary of the material US federal income tax and UK tax consequences of the ownership of ordinary shares or ADSs by a US holder who holds the ordinary shares or ADSs as capital assets. The summary does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules, such as dealers in securities, US holders who hold directly or indirectly 10% or more of the voting stock or US holders who elected to apply the provisions of the former income tax convention between the United States and the United Kingdom. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The summaries of US and UK tax laws are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, current tax laws, current UK Revenue and Customs published practice and the terms of the UK/US double tax treaty which came into effect on 31 March 2003 (the Treaty), as appropriate, all of which are subject to change at any time, possibly with retrospective effect.

For the purposes of this discussion, a ‘US holder’ is any beneficial owner of ordinary shares or ADSs that is (i) a citizen or resident for tax purposes of the US, (ii) a corporation organised under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

Taxation of dividends
UK taxation
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by the company. A shareholder that is a company resident for UK tax purposes in the UK will not generally be taxable on any dividend it receives from the company. A shareholder who is an individual resident for tax purposes in the UK is entitled to a tax credit on cash dividends paid by the company on ordinary shares or ADSs equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. Such shareholders will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the shareholder’s income. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available. A US holder (as defined above) will not be entitled to any tax credit from the UK Revenue and Customs in respect of a dividend from the company although there will be no further UK tax to pay in respect of that dividend.

US federal income taxation
The gross amount of any dividend paid by the company to a US holder will generally be subject to US federal income taxation. Such a dividend will not be eligible for the dividends-received deduction generally allowed to US corporations with respect to dividends from other US corporations. The amount of the dividend to be included in income will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the

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date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars.

Qualified dividend income
An individual US holder’s ‘qualified dividend income’ is subject to tax at a reduced rate of 15% provided that the shares or ADSs are held for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends will not however qualify for the reduced rate if the dividend-paying corporation is treated for the tax year in which dividends are paid (or for the prior year), as a ‘passive foreign investment company’ (a PFIC) for US federal income tax purposes. The company does not believe it is a PFIC or was a PFIC for 2007. Accordingly, the company considers that dividends paid with respect to the shares or ADSs will be ‘qualified dividend income’ and, subject to the US holder’s satisfaction of the holding period requirements described above, should be eligible for the reduced 15% US federal income tax rate. The company dividends generally will be foreign source passive income for US foreign tax credit purposes.

Taxation of capital gains
UK taxation
Upon a sale or other disposal by a holder of ordinary shares or ADSs, a gain or loss may be recognised for UK capital gains tax purposes equal broadly to the difference between the sterling value of the disposal proceeds and the holder’s tax basis in the relevant ordinary shares or ADSs (and subject to the availability of any applicable exemptions). Under the Treaty, capital gains on disposals of ordinary shares or ADSs will generally be subject to tax only in the jurisdiction of residence of the relevant holder as determined for the purposes of the Treaty, unless the ordinary shares or ADSs are held as part of the business property of a permanent establishment of that holder in the UK in which case such capital gains may be subject to tax in both jurisdictions. The Treaty also contains an anti-avoidance rule which will be relevant to individuals who are residents of either the UK or the US and who have been resident of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs. The Treaty provides that, in such circumstances, capital gains arising from the disposal may be subject to tax not only in the jurisdiction of which the holder is resident at the time of the disposal, but also in that other jurisdiction.

US Taxation
Upon a sale, exchange or other disposition of ordinary shares or ADSs, a US holder will (unless a nonrecognition rule applies) generally recognise gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realised and the US holder’s tax basis in the shares. Subject to the application of the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder’s holding period (determined with the application of certain at-risk rules) of the ordinary shares or ADSs exceeds one year at the time of the disposition. Non-corporate US holders currently are subject to a maximum tax rate of 15% on long-term capital gain for taxable years beginning on or before December 31, 2010. The deductibility of capital losses is subject to limitations.

Additional tax considerations
UK stamp duty and stamp duty reserve tax
No UK stamp duty or stamp duty reserve tax (SDRT) will be payable on the transfer of an ADS, or agreement to transfer an ADS, provided that the instrument of transfer, or written agreement, is executed and retained outside the UK and does not relate to any matter or thing done, or to be done, in the UK. UK stamp duty will generally be payable on conveyances or transfers of ordinary shares, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer (rounded up to the next multiple of £5). SDRT will be imposed, at the rate of 0.5% of the amount or value of the consideration for the transfer if an agreement is made for the transfer of ordinary shares, unless an instrument of transfer of the ordinary shares in favour of the purchaser, or its nominee, is executed and duly stamped within six years of the day that the agreement is made (or, in a case where the agreement is conditional, the day that the condition is satisfied) in which case, any SDRT paid will be repaid (together with interest where the SDRT is not less than £25) on a claim for repayment or, to the extent not paid, the charge to SDRT will be cancelled. SDRT is in general payable by the purchaser of ordinary shares, but there are regulations which provide for collection from other persons in certain circumstances, including from CREST where the relevant ordinary shares are held in CREST. UK stamp duty or SDRT will generally be imposed on any instrument transferring ordinary shares to a person, or to a nominee or agent for such a person, whose business is or includes issuing depositary receipts (such as the ADSs) for relevant securities. In these circumstances, stamp duty or SDRT will be charged at the rate of approximately 1.5% of the amount or value of the consideration for the conveyance or transfer on sale or, otherwise, 1.5% of the value of the security transferred at the date the instrument is executed.

A transfer into CREST will not be subject to this charge. A transfer of ordinary shares from a depositary, or its agent or nominee, to a transferee, which results in the cancellation of the ADS, which cancellation is liable to stamp duty as a ‘conveyance or transfer on sale’ because it completes a sale of such ordinary shares, will be liable to ad valorem stamp duty, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer. A transfer of ordinary shares from a depositary, or its agent or nominee, to the ADS holder, which results in cancellation of the ADS but where there is no transfer of beneficial ownership, is not liable to duty as a ‘conveyance or transfer on sale’, but will be liable to a fixed stamp duty of £5.

US PFIC status
If a foreign company is a PFIC, based on either an income test or an asset test then certain distributions and gains can be allocated rateably over a US shareholder’s holding period, with the effect that the amount allocated to the current taxable year and any taxable year before the company became a PFIC would be taxable as ordinary income in the current year and the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income. The tax is also subject to an interest charge to recover the deemed benefit from the deferred payment of the tax attributable to each such year. As referred to under the heading ‘Taxation of dividends – Qualified dividend income’, the company reasonably believes that it was not a PFIC in 2007 and does not anticipate becoming a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure US holders that the IRS would agree with our belief, nor can the company assure US holders that it will not become a PFIC. US holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

US information reporting and backup withholding
A US holder is generally subject to information reporting requirements with respect to dividends paid in the US on ordinary shares or ADSs and disposal proceeds realised from the sale, exchange, redemption or other disposal of ordinary shares or ADSs. In addition, a US holder is subject to backup withholding (currently at a rate of 28%) on

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dividends paid in the US on ordinary shares or ADSs and disposal proceeds realised from the sale, exchange, redemption or other disposal of ordinary shares or ADSs unless the US holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US holder’s US federal income tax liability and may be refunded, provided that certain information is timely furnished to the IRS.

Material contracts and transactions
Acquisition by Thomson and creation of Dual-Listed Company
On 15 May 2007, Reuters and Thomson entered into a definitive agreement (the “Implementation Agreement”) under which Reuters agreed to be acquired by Thomson by implementing a dual listed company (“DLC”) structure. Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson Reuters PLC, a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction (together with £3.525 in cash per Reuters ordinary share), and The Thomson Corporation, a Canadian company which will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The transaction is expected to complete on 17 April 2008, subject to shareholder consent, court approvals and other customary closing conditions.

FXMarketSpace
On 4 May 2006, Reuters and the CME entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. The joint venture was formed on 20 July 2006. Under the joint venture agreement and related documentation, Reuters and the CME have committed to invest up to $45 million each. Reuters and the CME each have an equal number of representatives on the board of directors, and board actions generally require approval of at least one representative of each party.

The parties agreed to share all profits derived from the joint venture, including those profits derived through the provision of services by the parties to the joint venture, in proportion to their ownership interest. This is achieved by the joint venture paying a preferential dividend to the shareholder with the lesser profits (subject to accrual in years during which the joint venture does not have sufficient profits, and to the other shareholder making direct payment of its portion of any accrued amount where either party is exiting from the joint venture in certain circumstances).

The joint venture agreement contains limited transfer, put/call, and termination provisions, including: termination rights if certain volume and financial thresholds are not met in the fifth year after public launch of trading, subject to a call right of the non-terminating partner; put/call rights by the non-defaulting party in the event of certain key defaults; and transfer rights, including the right to transfer an interest in or require the sale of the entire joint venture, beginning only after ten years following public launch of trading, and subject to a right of first refusal by the other partner.

Subject to certain exceptions, the CME and Reuters each agreed not to operate, have any significant interest in, or provide certain key services to, a competing, cleared platform for electronic trading of FX products (other than futures and futures options). If the venture requires funding beyond the committed amounts and only one partner is willing to provide such funding, the other party will have a right to terminate these restrictions subject to a call right of the nonterminating party.

Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. For further information, see note 34 on pages 99-100.

BT Network Services Agreement
Reuters entered into a contract with BT effective 29 April 2005 under which BT became a supplier of network services to Reuters. Under this network services agreement, which has since been amended, BT provides and manages secure data networks for Reuters products and services worldwide and Reuters is currently expected to spend in the region of $3.5 billion from 2005 through 2015. The agreement sets out the responsibilities of the parties to achieve the migration of all existing in-scope connections to the appropriate IP network and contemplates completion of substantially all existing connections at the end of the second half of 2009 (although a limited number of countries will be completed beginning 2011). Liquidated damages will be payable on sliding scale if a party fails to achieve its migration responsibilities. The agreement contains minimum spend commitments for each year following completion of the migration, based on a declining percentage of the annualised charges at the completion of migration, then the minimum spend commitment, in the previous year, and obliges BT to meet certain quality of service levels. In addition, the agreement gives BT the opportunity to tender for any future telecommunication services needed by Reuters.

Fujitsu Master Services and Asset Transfer Agreements
Reuters has entered into to a ten-year master services agreement (and associated contracts), dated 10 August 2007, with Fujitsu Services Limited (FS). The agreement requires FS to provide on a global basis Information technology services (that were previously performed by Reuters in-house Information Services & Technology department and its existing suppliers) to all the users within the Reuters organisation world-wide. Reuters has the right to terminate from 13 Feb 2009 (with penalties resulting). At the end of the contract Reuters can extend the agreement for a further year, subject to agreement of price for such extension. The value of the agreement is approximately £530 million.

Savvis Network Services Agreements
Reuters is party to a three-year network services agreement, dated 19 May 2005 (and subsequently amended), with Savvis for internet protocol network services, internet access, co-location and other services. The agreement contains no minimum spend commitments and obliges Savvis to meet certain quality of service levels.

Sale of Factiva
On 18 October 2006, Reuters agreed to sell the majority of its 50% stake in Factiva to Dow Jones. The sale occurred on 15 December 2006 and Reuters received cash consideration of $178 million. Reuters retained a minority preference share interest valued at $7 million in a Factiva entity. In connection with the sale, Reuters entered into or continued a number of commercial arrangements with Factiva and Dow Jones, and agreed not to compete with Factiva’s core business for a two-year period and to continue exclusivity arrangements with respect to certain Reuters content provided to Factiva.

Pension plan deficit funding
On 24 May 2006, Reuters announced that it had agreed a package of measures with the trustees of its two UK final salary pension plans that will substantially fund the pension deficit, enhance the security of the

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members’ existing benefits and reduce the risk associated with managing the plans. Under the agreement, in addition to its ordinary pension contributions, Reuters paid a cash sum of £187 million into the two pension funds in 2006, £4 million to a fund in 2007 and expects to pay a further £38 million in 2008.

Financing arrangements
For a discussion of other material contracts, see ‘Treasury policies’ on pages 39-41.

Capital investments, expenditure and divestments
During the last three years, Reuters has made a number of acquisitions and invested in new businesses. The principal acquisitions, investments and disposals (none of which exceeded £50 million, save where otherwise stated) were:

Acquisitions
2007
In July 2007, Reuters acquired Feri Fund Market Information Ltd (FERI FMI) and its fund database subsidiary, FI Datenservice GmbH (FID), from Feri Rating and Research GmbH, for £12 million.

In June 2007 Reuters acquired ClearForest Limited, a provider of text-driven business intelligence solutions, for $20 million, US$3 million of which is subject to escrow to support any indemnification claims that may be made.

Total capital expenditure, including transaction fees, for acquisitions of subsidiaries, joint ventures, associates and available-for-sale financial assets during 2007 was £40 million.

2006
Application Networks Inc., a leading risk management software provider, was acquired in June 2006 for £22 million. The Telerate distribution business of Indian Quotation Systems Private Limited was acquired in June 2006.

Telerate Italia SrL, a distributor of Telerate’s products in Italy, was acquired in July 2006.

In July 2006, Reuters and the Chicago Mercantile Exchange formed a new joint venture, FXMarketSpace Limited, to create a centrally cleared, global foreign exchange trading system. Reuters invested £8 million in the joint venture during 2006 (an additional £6 million was invested by each partner in early 2007).

In October 2006, Reuters acquired a 26% interest in Times Global Broadcasting Company Limited for £11 million relating to the launch of a new Indian TV News Channel, TIMES NOW, in association with the Times of India.

In November 2006, Reuters acquired an interest in Pluck Corporation, an early stage social media solutions company, for £4 million.

Total capital expenditure, including transaction fees, for acquisitions of subsidiaries, joint ventures, associates and available-for-sale financial assets during 2006 was £68 million.

2005
Telerate, a leading financial information provider in the fixed income sector, was acquired in June 2005 for £79 million in cash plus Reuters investment in Savvis convertible preference shares (valued at £31 million).

Quick Telerate Corp, a distributor of Telerate’s products in Japan, was acquired in June 2005.

Image Group Limited (trading as Action Images), a media company in the sports pictures market, was acquired in September 2005.

EcoWin AB, a data provider specialising in global and macroeconomic data, was acquired in November 2005.

Tremont Capital Management’s TASS research hedge fund database and the Hedgeworld Group were acquired in March 2005.

In June 2005, Reuters and NASDAQ announced the formation of a new joint venture, Independent Research Network Inc., to provide and distribute equity research to the analyst community. Reuters invested £1 million in the joint venture during 2005.

Total capital expenditure including transaction fees for acquisitions of subsidiaries, joint ventures, associates and available-for-sale financial assets during 2005 was £145 million.

Divestments
2007
In June 2007, Reuters S.A. disposed of its holdings in Intralinks, Inc. in connection with a recapitalization of Intralinks. As a result of the disposal, Reuters received approximately $48 million, a portion of which is subject to escrow to support any indemnification claims that may be made.

2006
Reuters disposed or closed a total of three units during 2006 for cash consideration of £80 million, net of transaction fees. The principal disposal or closure was Factiva, a provider of a broad range of archived news and business information in which Reuters 50% stake was sold to joint venture partner Dow Jones for net cash consideration of £79 million.

2005
Reuters disposed or closed a total of five units during 2005 for cash consideration of £895 million, net of transaction fees. The principal disposals or closures were:

Instinet Group, in which Reuters 62% stake was sold for £612 million in December 2005. Prior to the sale Reuters had sold Bridge Trading Company, a soft dollar execution broker, to Instinet for approximately 3.8 million shares of Instinet stock, valued at £12 million. Instinet had also disposed of its wholly-owned subsidiary, LJR, in July 2005 for total consideration of £96 million and its 2% interest in Archipelago Holdings LLC in May 2005.

Radianz, which was sold to BT for total consideration of £115 million in April 2005.

TSI, in which Reuters reduced its stake from 8.8% to below 1% by 31 December 2005 for total consideration of £63 million.

Deutsche Gesellschaft für Ad-Hoc-Publizitat GmbH (DGAP), a media company in which Reuters 33% stake was sold in November 2005.

Property, plant and equipment
The Group’s principal facilities are in the Canary Wharf area of London, with a 281,000 sq. ft. office that is leased through 2020.

Reuters other significant sites include:

•	the US headquarters at 3 Times Square in New York City (692,000 sq. ft., of which 257,402 sq. ft. are sub-let) (see below);

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•	technical centres in:
	°	London (239,000 sq. ft. owned and 38,000 sq. ft. leased through 2009, with an option to extend indefinitely);

	°	Hazelwood, Missouri (109,000 sq. ft. leased through 2024, with options to extend through 2039);

	°	Geneva (290,625 sq. ft. owned on property leased through 2095), which also includes the regional office for EMEA;

	°	Singapore (180,000 sq. ft. owned on property leased through 2020, with options to extend through 2050), which also includes the regional office and main data centre for Asia;

	°	Hauppauge, New York (50,000 sq. ft. owned); and

	°	Nutley, New Jersey (40,000 sq. ft. leased through 2021, with an option to extend through 2036);

•	an office facility in Hauppauge (140,000 sq. ft. owned) used by development and internal support groups which is located next to Reuters Hauppauge data centre;

•	four adjacent corporate office buildings located in St Louis County, Missouri (total 211,000 sq. ft.), one of which is owned and three of which are leased. Two are leased through 2014, with options to extend through 2034, and one through 2012, with an option to extend for one additional year;

•	office space in Bangkok (178,000 sq. ft.) under leases expiring for most of the space in 2010;

•	space in four office buildings in Bangalore, India (total: 285,467 sq. ft.) under leases expiring in 2008 and 2012, with options to extend through, 2012 and 2015; a lease for a further 64,510 sq ft (expiring in 2013 with a five year renewal option) was signed in February 2008; and

•	a development facility in Zhongguancun Software Park, Haidian District, Beijing, China (100,000 sq. ft.) under a lease through 2011, with options to extend through 2016; Reuters has also committed to an additional 33,000 sq. ft. in the same facility.

The Reuters Building at 3 Times Square is owned, and was developed, by 3 Times Square Associates LLC, which is a joint venture between Reuters and Rudin Times Square Associates LLC, Reuters leases 692,000 sq. ft. from the venture, of which 257,402 sq. ft. is subleased to Instinet Group, which in turn has subleased approximately 180,000 sq. ft. to third parties (of which 30,598 sq ft is sub-sub-leased back to Reuters). The principal part of Reuters lease will expire in 2021 subject to three ten-year extension periods. See ‘3 Times Square Associates LLC’ in note 34 on page 100 for further information.

The computer equipment that Reuters uses to create, manage and deliver its products to customers across the world forms the bulk of its tangible fixed assets. This equipment is distributed across global sites with greater concentration at the major global and regional technical centres. As Reuters extends its use of hosting services and browser delivery for its products, the quantity of equipment located at customer sites is being reduced.

Legal proceedings
Except as described above in note 35 on page 100, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability.

Audit and non-audit fees
The following table provides an analysis of fees payable to the company’s auditors in a format specified by US legislation. Note 3 on page 62 shows the fees payable in a format specified by UK legislation.

	2007	2006
	£m	£m

Audit fees	4.4	3.9

Audit-related fees	0.2	0.4

Tax fees	0.7	1.0

All other fees	3.5	0.2

Total fees	8.8	5.5

Audit-related fees include accounting advice. Tax fees include advisory services relating to tax planning and employee related issues and assistance with corporation and other tax returns. Other fees include fees relating to the acquisition of Reuters by Thomson.

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128 /	Information for shareholders
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Term used in annual report	US equivalent or brief description

Allotted	Issued

Associates	Affiliates accounted for under the equity method

Business division	Industry segment

Called up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

2006 Combined Code	A set of corporate governance principles and detailed codes of practice for companies incorporated in the UK and listed on the Main Market of The London Stock Exchange

Destination (of revenue)	The geographical area to which goods or services are supplied

Finance income	Interest income

Freehold	Ownership with absolute rights in perpetuity

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit for the year attributable to the	Net income
equity holders of the parent

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Shares in issue	Shares outstanding

Share premium	Additional paid-in capital or paid-in surplus (not distributable)

Trade payables	Accounts payable

Trade receivables	Accounts receivable

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Corporate headquarters	American Depositary Shares
The Reuters Building	Deutsche Bank ADR Service Center
South Colonnade	c/o Mellon Investor Services
Canary Wharf	480 Washington Boulevard
London E14 5EP	Jersey City
Tel: +44 (0)20 7250 1122	NJ 07310
Registered in England	USA
No: 3296375	Tel: +1 866 282 4011
Corporate website: about.reuters.com	Website: adr.db.com

Investor queries	Electronic copies
Chris Collett	The Annual Report is available on the internet at
Tel: +44 (0)20 7542 2867	about.reuters.com/investors
Fax: +44 (0)20 7542 4661
Email: chris.collett@reuters.com	Listings
London Stock Exchange (RTR.L) and Nasdaq (RTRSY.O)
Media queries
Victoria Brough	Options on ordinary shares are traded on Euronext Liffe. Futures
Tel: +44 (0)20 7542 8763	contracts on ordinary shares are traded on the Euronext Liffe Universal
Fax: +44 (0)20 7542 4668	Stock Futures market. The American Stock Exchange in New York lists
Email: victoria.brough@reuters.com	options on American Depositary Shares of Reuters.

Registrar/Depositary	Corporate brokers
For dividend queries, duplicate mailings and change of address	Citigroup and JPMorgan Cazenove Limited

Ordinary shares	Financial PR
Equiniti Limited	Brunswick Group Limited
Aspect House
Spencer Road	Trade marks
Lancing	Reuters, the sphere logo and Reuters product names referred to in
West Sussex BN99 6DA, UK	this report are trade marks or registered trade marks of the Group
Tel: 0870 600 3970 (for callers within the UK)	around the world. Other trade marks of third parties are used in this
Tel: +44 121 415 7047 (for callers outside the UK)	report for the purpose of identification only.
Fax: 0870 600 3981
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Reuters Group PLC Annual Report 2007